Exhibit 2.1

MASTER TRANSACTION AGREEMENT
BY AND AMONG

PHYSICIANS REALTY L.P.
AND
LANDMARK HEALTHCARE COMPANIES LLC

October 1, 2021

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Section 13.20 Option to Purchase	60
Section 13.21 Right of First Opportunity to Provide Debt Financing	60
Section 13.22 New Lease Consideration	61

LIST OF EXHIBITS

Exhibit A	Description of Land
Exhibit B-1	Form of Certificate of Merger (Mezzanine Holding Companies)
Exhibit B-2	Form of Certificate of Merger (Project Companies)
Exhibit C	Plan of Merger
Exhibit D	Mezz Plan of Merger
Exhibit E	Reserved
Exhibit F	Form of Trinitas Purchase Option Agreement
Exhibit G	Form of Financing ROFO Side Letter Agreement
Exhibit H	List of Ancillary Documents
Exhibit I	Form of ROFO/ROFR Rejection Letters
Exhibit J	Form of Required Tenant Estoppel Certificates
Exhibit K	Form of Ground Lease Estoppel Certificates
Exhibit L	Form of Merger Consent
Exhibit M	Form of Vertical Slice Guaranty
Exhibit 1.4(a)	Landmark Bridge Financing Term Sheet
Exhibit 10.1(a)(ii)(2)	Form of Title Affidavit/Indemnity
Exhibit 10.1(b)(ii)(3)	Form of Tax Protection Agreement

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LIST OF SCHEDULES

Schedule A	List of Properties and Project Companies
Schedule B-1	Allocated Transaction Value; Allocated Deposit
Schedule B-2	New Lease Consideration
Schedule C	Existing Debt Loan Documents (Erie and Riverside)
Schedule D	Existing Debt Loan Agreements
Schedule F	Required Approvals/Rejections
Schedule G	Purchase Options
Schedule H-1	ROFO/ROFR Rights
Schedule H-2	ROFO/ROFR Rejections
Schedule I	PRLP Knowledge
Schedule J	Terminated Contracts
Schedule 2.1(d)(i)	PRLP Merger Sub Contributions
Schedule 2.1(d)(ii)	TRS Merger Sub Contributions
Schedule 2.2	Landmark Bridge Financing Proceeds Contributions
Schedule 2.4(a)	Minority Partner Merger Consideration
Schedule 2.5(d)	Landmark Property Debt Repayment Amount
Schedule 3.6	Real Estate Matters
Schedule 3.7	Environmental Matters
Schedule 3.8	Tenant Leases
Schedule 3.10	Litigation
Schedule 3.12	Insurance
Schedule 3.18	Liabilities
Schedule 3.19(a)	Effective Date Organizational Chart
Schedule 3.19(b)	Closing Date Organizational Chart
Schedule 3.23	Material Contracts
Schedule 3.27	New Tenant Leases
Schedule 5.1	Capital Improvements/Alterations
Schedule 5.2	Permitted Liens
Schedule 9.2(d)	Required Tenant Estoppel Certificates
Schedule 10.3	Rent Abatements (Jackson and Grosse Pointe)
Schedule 10.4	Tenant Inducement Costs or Brokerage Commissions
Schedule 10.8(a)	Owner Deposits
Schedule 10.9	Closing Costs Agreement
Schedule 13.22(a)	New Lease Consideration – Minority Partner Percentages

INDEX OF DEFINED TERMS
As used herein the following terms shall have the meanings indicated below:
“Acquired Landmark Group Parties” shall mean the Surviving Project Companies.
“Affected Casualty Properties” shall have the meaning set forth in Section 7.2.
“Affected Condemnation Properties” shall have the meaning set forth in Section 7.3.
“Affiliate” shall mean, as applied to any Person, any other Person directly or indirectly controlling, controlled by or under common control with or by such Person. For purposes of this definition, “control” (including the terms “controlling,” “controlled by” and “under common control with”) will mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or by contract or otherwise.
“Agreement” shall have the meaning set forth in the preamble.
“Allocated Deposit” shall have the meaning set forth in Section 1.2(a).
“Allocated Transaction Value” shall have the meaning set forth in Section 1.1(b).
“Applicable Laws” shall mean all applicable statutes, codes, laws, ordinances, rules, regulations, requirements, judgments, orders and decrees of any Governmental Authority.
“Approvals” shall mean (a) all waivers, permits, consents, approvals or other authorizations from Governmental Authorities or third parties including joint venture partners and ground lessors, (b) all registrations, filings and notices with or to Governmental Authorities or third parties, in each case, as are required for Landmark to consummate the transactions contemplated by this Agreement and (c) all consents, approvals or other authorizations pursuant to the Organizational Documents of any Project Company.
“Audited Year” shall have the meaning set forth in Section 7.4.
“Bay City Ground Lease” shall mean that certain Ground Lease, dated December 12, 2014, by and between Rivers Edge Medical Commons, LLC, as lessor, and Bay City Project Company, as lessee.
“Bay City Mezzanine Borrower” shall mean Bay City MOB Holdco, LLC, a Delaware limited liability company.
“Bay City Project Company” shall mean Bay City Medical Office Building LLC, a Delaware limited liability company.
“Bay City Property” shall mean the Property located in Bay City, Michigan which is ground leased by the Bay City Project Company pursuant to the Bay City Ground Lease.

“Books and Records” shall have the meaning set forth in the definition of Property.
“Brandon Ground Lease” shall mean that certain Ground Lease, dated October 1, 2015, by and between FHSC Real Property Holding Company, LLC, as lessor, and Brandon Project Company, as lessee.

“Brandon Mezzanine Borrower” shall mean TG Brandon Holding Company LLC, a Delaware limited liability company.

“Brandon Project Company” shall mean TG Brandon Healthplex, LLC, a Delaware limited liability company.
“Brandon Property” shall mean the property located in Brandon, Florida which is ground leased by the Brandon Project Company pursuant to the Brandon Ground Lease.
“Brokerage Commission” shall mean any brokerage commission, fee or other compensation owing in connection with any Tenant Lease.
“Business Day” shall mean any day other than a Saturday, Sunday or any other day on which banks are authorized to be closed in the State of New York.
“Cap” shall have the meaning set forth in Section 8.1(b)(ii).
“Casualty Event” shall mean damage or loss to or destruction by fire or other casualty of any one or more of the Properties, (a) the costs of repair for which is expected to exceed the lesser of (i) twenty percent (20%) of the Allocated Transaction Value with respect to any single Property or (ii) five million dollars ($5,000,000.00) (in each case as reasonably estimated by the Parties or, if requested by either Party, an independent third party mutually selected by the Parties), (b) that has a material and adverse effect on access to the Improvements at such Property for a period of time extending beyond the duration of the restoration work for such damage, loss, destruction or other casualty, or (c) which results in a Tenant which occupies at least 10,000 rentable square feet terminating its Tenant Lease.
“Closing” means, collectively, the consummation of the transactions contemplated hereby in accordance with the terms, conditions and provisions of this Agreement.
“Closing Date” shall have the meaning set forth in Section 1.3(a).
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Comment Period” shall have the meaning set forth in Section 5.7.
“Common Units” shall mean units of PRLP designated as “Common Units” under the terms of the PRLP Limited Partnership Agreement.
“Condemnation Event” means a condemnation or sale in lieu of condemnation (a) in which the net proceeds (as reasonably estimated by the Parties or, if requested by either Party, an independent third party mutually selected by the Parties) from such condemnation or sale exceeds an amount equal to the lesser of (i) twenty percent (20%) of the Allocated Transaction Value with respect to any single Property or (ii) five million dollars ($5,000,000.00), (b) that has a material and adverse effect on access to the Improvements at such Property or a material and adverse effect on the number of parking spots available at such Property, or (c) which results in a Tenant which occupies at least 10,000 rentable square feet terminating its Tenant Lease.
“Contract” means any mortgage, deed of trust, license, permit, lease, indenture, contract, agreement, obligation, commitment, undertaking, arrangement, understanding, instrument or any other similar agreement or instrument, whether oral or written.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar legal requirement, directive, guidelines or recommendations promulgated by any Governmental Authority or quasi-governmental organization, including the Centers for Disease Control and Prevention, the World Health Organization and the Occupational Safety and Health Administration, in each case, in connection with or in response to COVID-19.
“Deductible” shall have the meaning set forth in Section 8.1(b)(i).
“Deltona Ground Lease” shall mean that certain Ground Lease, dated June 14, 2016, by and between HH Holdings, Inc., as lessor, and Deltona Project Company, as lessee.
“Deltona Project Company” shall mean Deltona FSED, LLC, a Delaware limited liability company.
“Deltona Property” shall mean the Property located in Deltona, Florida which is ground leased by the Deltona Project Company pursuant to the Deltona Ground Lease.
“Deposit” shall have the meaning set forth in Section 1.2(a).
“Designated Mezzanine Holding Companies” shall mean, collectively, the Bay City Mezzanine Borrower, the Hospital Hill Mezzanine Borrower, the Jackson Mezzanine Borrower, the Jacksonville FL Mezzanine Borrower, the Old Bridge Mezzanine Borrower, the Petoskey Mezzanine Borrower and the Troy Mezzanine Borrower.
“Designated Project Companies” shall mean, collectively, the Bay City Project Company, the Hospital Hill Project Company, the Jackson Project Company, the Jacksonville FL Project Company, the Old Bridge Project Company, the Petoskey Project Company and the Troy Project Company.
“Designated Properties” shall mean, collectively, the Bay City Property, the Hospital Hill Property, the Jackson Property, the Jacksonville FL Property, the Old Bridge Property, the Petoskey Property and the Troy Property.
“Disclosure Schedules” shall have the meaning set forth in Article III.

“DOC” means Physicians Realty Trust, a Maryland real estate investment trust.
“Due Diligence Period” shall mean a period commencing on the Effective Date and expiring at 5:00 p.m., Eastern Time, on the date that is sixty (60) days after the Effective Date (the “Initial Due Diligence Period”); provided that, so long as this Agreement shall not have been earlier terminated in accordance with Article XI and PRLP shall have used good faith efforts to perform its due diligence hereunder during the Initial Due Diligence Period, PRLP shall have a one-time right, in its sole discretion, to extend the Initial Due Diligence Period by an additional thirty (30) days by providing written notice thereof to Landmark at any time prior to the expiration of the Initial Due Diligence Period.
“Due Diligence Termination Date” shall have the meaning set forth in Section 5.5.
“Effective Date” shall have the meaning set forth in the preamble.
“Entity Provisions” shall mean the representations and warranties of Landmark contained in Sections 3.1 (Organization and Qualification), 3.2 (Authority; Binding Effect; Approvals; No Conflicts), 3.13 (Brokers and Finders), 3.18 (Liabilities), 3.19 (Ownership of Membership Interests and Properties) and 3.20 (Purpose).
“Environmental Laws” shall have the meaning set forth in Section 3.7(a).
“Equity Securities” shall mean any of the following: (i) limited liability company interests, membership interests, units or other securities by whatever name called, (ii) rights to receive a share of profits and losses or a distribution of assets or other distributions (including phantom stock, stock appreciation, profit participation and other similar rights), (iii) any right to acquire any of the foregoing, including subscriptions, warrants, options, preemptive rights, calls or commitments of any kind, and (iv) any right to convert into, exercise or exchange for any of the foregoing.
“Erie Ground Lease” shall mean that certain Ground Lease, dated April 2, 2007, by and between Saint Vincent Health Center, as lessor, and Erie Project Company, as lessee.

“Erie Project Company” shall mean Erie Medical Complex, LLC, a Delaware limited liability company.
“Erie Property” shall mean the property located in Erie, Pennsylvania which is ground leased by the Erie Project Company pursuant to the Erie Ground Lease.
“Escrow Agent” shall have the meaning set forth in Section 1.2(a).
“Escrow Bank” shall have the meaning set forth in Section 1.2(b)(i).
“Escrow Release Notice” shall have the meaning set forth in Section 1.2(b)(ii).
“Existing Debt” shall mean, individually or collectively, as the context may require, those certain loans from Existing Lender in the aggregate principal amount of $437,911,882 as of September 30, 2021 (which includes estimated prepayment penalties of $12,196,057) made to the
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Project Companies named in the Existing Debt Loan Agreements and other Existing Debt Loan Documents, as more particularly set forth on Schedule 2.5(d) attached hereto.
“Existing Debt Loan Agreements” shall mean, collectively, those certain loan agreements more particularly described on Schedule D attached hereto, as the same may have been, or may be amended, restated, modified or supplemented from time to time in accordance with this Agreement.
“Existing Debt Loan Documents” shall mean the “Loan Documents” as such term is defined in the applicable Existing Debt Loan Agreement and, with respect to the Erie Property and the Riverside Fee Owned Property only, those certain loan documents more particularly described on Schedule C attached hereto.
“Existing Lender” shall mean, with respect to the Erie Property and the Riverside Fee Owned Property only, Wells Fargo Bank Northwest, N.A., together with its successors and/or assigns, as trustee, and, with respect to each other Property, Capital One, National Association, together with its successors and/or assigns as administrative agent for the lenders under the Existing Debt.
“Existing Mezzanine Borrowers” shall mean, collectively, Bay City Mezzanine Borrower, Brandon Mezzanine Borrower, Hospital Hill Mezzanine Borrower, Jackson Mezzanine Borrower, Jacksonville FL Mezzanine Borrower, Old Bridge Mezzanine Borrower, Petoskey Mezzanine Borrower, Troy Mezzanine Borrower, and Lafayette Mezzanine Borrower.
“Existing Mezzanine Debt” shall mean, individually or collectively, as the context may require, those certain loans from the Existing Mezzanine Lender in the aggregate principal amount as of September 30, 2021 of $54,250,000 to the Existing Mezzanine Borrowers.
“Existing Mezzanine Lender” shall mean PRLP.
“Existing Surveys” shall have the meaning set forth in Section 5.4(a).
“Financing ROFO Side Letter Agreement” shall mean that certain side letter agreement to be entered into as of the Closing Date between PRLP and Landmark in the form attached hereto as Exhibit G.
“General Provisions” shall mean all of the representations and warranties of Landmark set forth in Article III of this Agreement other than Entity Provisions.
“Governmental Authority” shall mean any government, court, regulatory administrative agency, commission or authority or other governmental instrumentality, whether federal, state or local, domestic, foreign or multinational, or any contractor acting on behalf of such agency, commission, authority or governmental instrumentality.
“Grosse Pointe Ground Lease” shall mean that certain Ground Lease, dated July 13, 2015, by and between William Beaumont Hospital, as lessor, and Grosse Pointe Project Company, as lessee.

“Grosse Pointe Mezzanine Holding Company” shall mean Grosse Pointe Holding Company, LLC, a Delaware limited liability company.
“Grosse Pointe Project Company” shall mean Grosse Pointe Medical Office Building, LLC, a Delaware limited liability company.
“Grosse Pointe Property” shall mean the Property located in Grosse Pointe, Michigan which is ground leased by the Grosse Pointe Project Company pursuant to the Grosse Pointe Ground Lease.
“Ground Lease Estoppel Certificates” shall have the meaning set forth in Section 9.2(e).
“Ground Leases” shall have the meaning set forth in Section 3.5.
“Hazardous Substance” shall have the meaning set forth in Section 3.7(a).
“Holder” or “Holders” shall have the meaning set forth in Section 3.28(a).
“Hospital Hill Ground Lease” shall mean that certain Ground Lease, dated March 4, 2014, by and between Truman Medical Center, Incorporated, as lessor, and Hospital Hill Project Company, as original lessee, as amended by that certain First Amendment to Ground Lease, dated July 1, 2014 and assigned by Hospital Hill Project Company to the Land Clearance for Redevelopment Authority of Kansas City, Missouri pursuant to that certain Assignment and Assumption of Lessee’s Interest in the Ground Lease, dated July 25, 2014.
“Hospital Hill Master Lease” shall mean that certain Master Lease, dated July 25, 2014, by and between the Land Clearance for Redevelopment Authority of Kansas City, Missouri, as lessor, and Hospital Hill Project Company, as lessee.
“Hospital Hill Mezzanine Borrower” shall mean Hospital Hill Holding Company LLC, a Delaware limited liability company.
“Hospital Hill Project Company” shall mean Hospital Hill Medical Office Building, LLC, a Delaware limited liability company.
“Hospital Hill Property” shall mean the property located in Kansas City, Missouri which is master leased to the Hospital Hill Project Company pursuant to the Hospital Hill Master Lease and ground leased by the Hospital Hill Project Company pursuant to the Hospital Hill Ground Lease.
“Improvements” shall have the meaning set forth in the definition of Property.
“Indebtedness” shall mean any liability of the Surviving Project Companies, together with any accrued and unpaid interest thereon, (a) for borrowed money or in respect of loans or advances, (b) for the payment of money relating to leases that are required to be classified as capitalized lease obligations in accordance with generally accepted accounting principles, (c) in respect of letters of credit or similar credit, performance or surety transactions, but only to the extent drawn, (d) under all obligations under any swap, hedging, or similar agreement or arrangement, (e) under any obligations to pay the deferred purchase price of assets, businesses, property, goods or services, and (f) under guarantees of any obligations of any other Person (other than Surviving Project Companies) of the type described in the foregoing clauses.
“Indemnified Party” shall have the meaning set forth in Section 8.3(b).
“Indemnifying Party” shall have the meaning set forth in Section 8.3(b).
“Indemnity Losses” shall mean any Losses which the PRLP Indemnified Parties suffer or incur, or become subject to, as a result of or in connection with, any breach by Landmark of any General Provision or any Entity Provision.
“Information” shall have the meaning set forth in Section 7.1.
“Initial Title Commitments” shall have the meaning set forth in Section 5.4(a).
“Insurance Deductibles” means any deductibles, retentions, or similar portions of insurance claims for which any Acquired Landmark Group Party is responsible that relate to any Legal Proceeding commenced prior to Closing.
“Interview Start Notice” shall have the meaning set forth in Section 5.6.
“IRS” shall mean the Internal Revenue Service.
“Issued Common Units” shall have the meaning set forth in Section 2.4(b).
“Issued Preferred Units” shall have the meaning set forth in Section 2.4(b).
“Issued Units” shall have the meaning set forth in Section 2.4(b).
“Jackson Ground Lease” shall mean that certain Ground Lease, dated May 16th, 2011, by and between Mississippi Baptist Health Systems, Inc., as lessor, and Jackson Project Company as lessee.
“Jackson Mezzanine Borrower” shall mean Jackson I Holding Company, LLC, a Delaware limited liability company.
“Jackson Project Company” shall mean Jackson Medical Office Building I, LLC, a Delaware limited liability company.
“Jackson Property” shall mean the Property located in Jackson, Mississippi which is ground leased by the Jackson Project Company pursuant to the Jackson Ground Lease.
“Jacksonville FL Ground Lease” shall mean that certain Ground Lease, dated March 1, 2013, by and between Shands Jacksonville Foundation, Inc., as lessor, and Jacksonville FL Project Company, as lessee.
“Jacksonville FL Mezzanine Borrower” shall mean Jacksonville Holding Company, LLC, a Delaware limited liability company.

“Jacksonville FL Project Company” shall mean Jacksonville Medical Office Building LLC, a Delaware limited liability company.
“Jacksonville FL Property” shall mean the property located in Jacksonville, Florida which is ground leased by the Jacksonville FL Project Company pursuant to the Jacksonville FL Ground Lease.
“Kick-Out Property” shall have the meaning set forth in Section 2.7(b).
“Lafayette Ground Lease” shall mean that certain Ground Lease, dated February 6, 2009, by and between Our Lady of Lourdes Regional Medical Center, Inc., as lessor, and Lafayette Project Company, as lessee.

“Lafayette Mezzanine Borrower” shall mean Lafayette Medical Complex Holding Company, LLC, a Delaware limited liability company.

“Lafayette Project Company” shall mean Lafayette Medical Complex I, LLC, a Delaware limited liability company.
“Lafayette Property” shall mean the property located in Lafayette, Louisiana which is ground leased by the Lafayette Project Company pursuant to the Lafayette Ground Lease.
“Land” shall have the meaning set forth in the definition of Property.
“Landmark” shall have the meaning set forth in the preamble.
“Landmark Bridge Financing” means shall have the meaning set forth in Section 1.4(a).
“Landmark Documents” shall have the meaning set forth in Section 10.1(a).
“Landmark Fund I” shall have the meaning as set forth in the recitals.
“Landmark Fund II” shall have the meaning as set forth in the recitals.
“Landmark Fund” shall mean, individually or collectively, as the context may require, Landmark Fund I and Landmark Fund II.
“Landmark Group Party” or “Landmark Group Parties” shall mean, collectively, Landmark and each subsidiary of Landmark that directly or indirectly owns any portion of any Property, including the Landmark Fund (and each Series of Landmark Fund that directly or indirectly owns any portion of any Property) and each Mezzanine Holding Company and each Project Company. For purposes of this definition, “subsidiary” means, with respect to Landmark, any entity in which Landmark owns an interest, directly or indirectly, through one or more intermediaries. For the avoidance of doubt, Landmark Healthcare Facilities, LLC is not a Landmark Group Party.
“Landmark Indemnified Parties” shall have the meaning set forth in Section 8.2(a).

“Landmark Knowledge Individuals” shall have the meaning set forth in the definition of Landmark’s Knowledge.
“Landmark Property Debt Repayment Amount” shall have the meaning set forth in Section 2.5(d).
“Landmark Representations” shall mean, collectively, the representations and warranties in Article III or expressly set forth in the Landmark Documents delivered to PRLP at Closing.
“Landmark Response Period” shall have the meaning set forth in Section 5.4(b).
“Landmark Transfer Closing Documents” shall have the meaning set forth in Section 10.1(a)(i).
“Landmark’s Knowledge,” or words of similar import, shall be deemed to refer exclusively to the matters within the actual knowledge of Michael Cleary and Mark Eisenmann (“Landmark Knowledge Individuals”); provided, that the Landmark Knowledge Individuals shall not have any personal obligation or liability hereunder. Landmark represents and warrants to PRLP that the Landmark Knowledge Individuals are the individuals in the Landmark Group Parties’ organization who are most knowledgeable of the matters set forth herein.
“Landmark’s Response Notice” shall have the meaning set forth in Section 5.4(c).
“Leased Properties” shall mean each of the Properties other than the Riverside Fee Owned Property.
“Leasehold Project Company” shall have the meaning set forth in the recitals.
“Legal Proceedings” shall have the meaning set forth in Section 3.10.
“Licenses and Permits” shall have the meaning set forth in the definition of Property.
“Lien” shall mean any lien (statutory or otherwise), claim, charge, encumbrance, security interest, mortgage, pledge, easement, title defect, restrictive covenant, or conditional sale or other title retention contract.
“Liquidated Damages Amount” means $15,000,000, which amount shall be proportionately reduced in the event that any Property becomes a Kick-Out Property, based on the Allocated Transaction Value for such Property compared to the aggregate Transaction Value for all Properties (without giving effect to such Property or any other Property being a Kick-Out Property).
“Losses” shall have the meaning set forth in Section 8.1(a).
“Material Contract” means each Contract to which any Acquired Landmark Group Party is a party, or otherwise imposing obligations on any Acquired Landmark Group Party after the Closing Date:

(a)pursuant to which such Acquired Landmark Group Party has the obligation to pay or be paid more than $50,000 per annum;
(b)which is not terminable by such Acquired Landmark Group Party upon thirty (30) days’ notice or less without payment of a penalty, charge or premium;
(c)pursuant to which such Acquired Landmark Group Party has agreed to acquire or sell (by merger, purchase of equity or assets or otherwise) any operating business or real property (whether by purchase of real property or transfer of a lease); or
(d)which limits the right of such Acquired Landmark Group Party to engage in or compete with any Person in any business or in any geographical area or, to Landmark’s Knowledge, solicit or hire any Person.
“Merger Consent” shall have the meaning set forth in Section 1.5.
“Merger Consideration Spreadsheet” shall have the meaning set forth in Section 5.7.
“Merger Sub” shall have the meaning set forth in Section 2.1(c).
“Merger Sub HoldCo” shall have the meaning set forth in Section 2.1(b).
“Mergers” shall have the meaning set forth in Section 2.4(a).
“Mezz Plan of Merger” shall have the meaning set forth in Section 2.3.
“Mezzanine Holding Companies” shall mean collectively, Bay City Mezzanine Borrower, Brandon Mezzanine Borrower, Grosse Pointe Mezzanine Holding Company, Hospital Hill Mezzanine Borrower, Jackson Mezzanine Borrower, Jacksonville FL Mezzanine Borrower, Old Bridge Mezzanine Borrower, Petoskey Mezzanine Borrower, Troy Mezzanine Borrower, Lafayette Mezzanine Borrower and Yulee Mezzanine Holding Company.
“Minority Interest Merger Consideration” shall have the meaning set forth in Section 2.4(a).
“Minority Partner Release” shall have the meaning set forth in Section 1.5.
“Minority Partners” shall mean, collectively, the Persons other than a Landmark Group Party that hold equity interests in the Project Companies, each as identified on Schedule 3.19(a) attached hereto.
“New Lease Consideration” shall have the meaning set forth in Section 1.1(b).
“New Tenant” shall have the meaning set forth in Section 13.22(a).
“New Tenant Leases” shall mean those certain new Tenant Leases at the Grosse Pointe Property, the terms of which are described on Schedule 3.27.
“New Title Matter” shall have the meaning set forth in Section 5.4(b).

“Non-Noticing Party” shall have the meaning set forth in Section 1.2(b)(iii).
“Noticing Party” shall have the meaning set forth in Section 1.2(b)(iii).
“Objectionable Disclosure Schedule Update” shall have the meaning set forth in Section 13.16.
“Objectionable Property” shall have the meaning set forth in Section 5.5.
“OFAC” shall have the meaning set forth in Section 3.15.
“Old Bridge Ground Lease” shall mean that certain Ground Lease, dated October 29, 2012, by and between Raritan Bay Medical Center, as lessor, and Old Bridge Project Company, as lessee.
“Old Bridge Mezzanine Borrower” shall mean Old Bridge MOB Holdco, LLC, a Delaware limited liability company.
“Old Bridge Project Company” shall mean Old Bridge Medical Office Building LLC, a Delaware limited liability company.
“Old Bridge Property” shall mean the property located in Old Bridge, New Jersey which is ground leased by the Old Bridge Project Company pursuant to the Old Bridge Ground Lease.
“Order” shall have the meaning set forth in Section 9.1(a)
“Organizational Documents” shall have the meaning set forth in Section 3.1.
“Outside Closing Date” shall mean the date that is six (6) months after the Effective Date.
“Owner Deposits” shall have the meaning set forth in Section 10.8(a).
“Party” or “Parties” shall have the meaning set forth in the preamble.
“Permitted Liens” shall have the meaning set forth in Section 5.4(b).
“Person” shall mean an individual, partnership, joint venture, corporation, limited liability company, trust, estate, association, Governmental Authority or other legal entity.
“Personal Property” shall have the meaning set forth in clause (e) of the definition of Property.
“Petoskey Ground Lease” shall mean that certain Ground Lease, dated October 7, 2016, by and between McLaren Northern Michigan, as lessor, and Petoskey Project Company, as lessee.
“Petoskey Mezzanine Borrower” shall mean Petoskey Holding Company, LLC, a Delaware limited liability company.
“Petoskey Project Company” shall mean Petoskey Medical Office Building, LLC, a Delaware limited liability company.

“Petoskey Property” shall mean the property located in Petoskey, Michigan which is ground leased by the Petoskey Project Company pursuant to the Petoskey Ground Lease.
“Plan of Merger” shall have the meaning set forth in Section 2.4(a).
“Post-Closing Prorations” shall have the meaning set forth in Section 10.10.
“Preferred Units” shall mean units of PRLP designated as the Series A “Preferred Units” under the PRLP Limited Partnership Agreement.
“PRLP” shall have the meaning set forth in the preamble.
“PRLP Documents” shall have the meaning set forth in Section 10.1(b)(ii).
“PRLP Indemnified Parties” shall have the meaning set forth in Section 8.1(a).
“PRLP Knowledge Individuals” shall have the meaning set forth in Article IV.
“PRLP Limited Partnership Agreement” shall mean that certain Second Amended and Restated Agreement of Limited Partnership of PRLP, dated February 5, 2015.
“PRLP Merger Sub” shall have the meaning set forth in Section 2.1(a).
“PRLP Representative” shall have the meaning set forth in Section 5.3(e).
“PRLP Side Letter” shall have the meaning set forth on Exhibit H.
“PRLP Transfer Closing Documents” shall have the meaning set forth in Section 10.1(b)(i).
“PRLP TRS” shall have the meaning set forth in Section 2.1(a)(ii).
“PRLP’s Knowledge” shall have the meaning set forth in Article IV.
“Project Company” shall have the meaning set forth in the recitals.
“Project Company Merger Steps” shall have the meaning set forth in Section 2.4.
“Property” shall mean each of the Bay City Property, the Brandon Property, the Deltona Property, the Erie Property, the Grosse Pointe Property, the Hospital Hill Property, the Jacksonville FL Property, the Jackson Property, the Lafayette Property, the Old Bridge Property, the Petoskey Property, the Riverside Fee Owned Property, the Rochester Hills Property, the Troy Property and the Yulee Property, and shall include, with respect to each of the foregoing, all of the right, title and interest of the applicable Project Company, as reflected on Schedule A hereto, in and to the following:
(a)if such Property is a Leased Property, the Ground Lease with respect thereto and the leasehold estate created pursuant to such Ground Lease;

(b)the land with respect to such Property, as more particularly described in Exhibit A (the “Land”), and all buildings, structures, fixtures, facilities, amenities, driveways, walkways, parking lots and other improvements located on the Land (collectively, the “Improvements”);
(c)all easements, rights-of-way, rights of ingress and egress, strips, zones, licenses, transferable hereditaments, privileges, tenements and appurtenances in any way belonging to or appertaining to the Land or the Improvements, and any right or interest in any open or proposed highways, streets, roads, avenues, alleys, easements, strips, gores and rights-of-way in, across, in front of, contiguous to, abutting or adjoining the Land (collectively with the Land and the Improvements, the “Real Property”);
(d)to the extent such Project Company’s interest is assignable without obtaining consents or approvals from any third party, (i) all licenses, permits, approvals, entitlements, land use applications, land use permits and approvals, other operating permits and other governmental authorizations (including certificates of occupancy) and all Contracts with any Governmental Authority (collectively, “Licenses and Permits”), in connection with the ownership, operation, planning, development, use or maintenance of the Real Property, (ii) all rights and work product under outstanding construction, service, consulting, engineering, architectural, design and construction agreements relating exclusively to the Real Property, (iii) all construction warranties, manufacturers’ warranties and other warranties applicable to the Real Property, (iv) all development rights and goodwill related to any portion of the Real Property and (v) all other Contracts relating exclusively to the ownership, operation, planning, development, use or maintenance of the Property (other than those listed on Schedule J attached hereto, which Contracts shall be terminated on or before the Closing Date);
(e)all furniture, appliances, equipment, fixtures, and other tangible personal property owned by such Project Company or used exclusively in connection with the Improvements or Land (and not owned by tenants) (collectively the “Personal Property”);
(f)to the extent such Project Company’s interest is assignable without obtaining consents or approvals from any third party, the following documents that relate exclusively to the Real Property: (i) third party reports and studies (excluding appraisals), land surveys, structural reviews, environmental assessments or audits, architectural drawings and engineering, geophysical, soils, seismic, geologic, environmental (including with respect to the impact of materials used in the construction or renovation of the Improvements) and architectural reports, studies and certificates pertaining to the Real Property, and (ii) building designs;
(g)All Tenant Leases (as hereinafter defined) and other leases, licenses and occupancy agreements affecting the applicable Real Property which such Project Company is a party to, or bound by, as of the Closing; and
(h)copies of the following records (the parties agreeing that the originals and all other rights associated therewith shall be retained by the Project Companies): (i) accounting records, including billing records and invoices, (ii) regulatory surveys and reports and incident tracking reports and (iii) all financial statements and other accounting, tax, financial and other books and records, in each case, relating exclusively to the use, maintenance and operation of the Real Property (the “Books and Records”).
In addition to the foregoing, all correspondence and/or communications between counsel, on the one hand, and any Landmark Group Party or any Affiliate or subsidiary of any Landmark Group Party, covered by attorney-client privilege, and whether or not related to the transactions contemplated by this Agreement, shall remain the property of Landmark and Landmark shall have no obligation to deliver the same to PRLP.
“Property Level Debt Properties” shall mean, collectively, the Hospital Hill Property, the Jacksonville FL Property and the Old Bridge Property.
“Property Management Agreement” shall have the meaning set forth in Section 9.1(d).
“Property Objection Notice” shall have the meaning set forth in Section 5.5.
“Property Objections” shall have the meaning set forth in Section 5.5.
“Property Statements” shall have the meaning set forth in Section 3.9.
“Property Taxes” shall have the meaning set forth in Section 10.5.
“PRT Credit Facility” shall have the meaning set forth in Section 1.4(c).
“PRT Credit Facility Proceeds” shall have the meaning set forth in Section 2.6(a).
“Purchase Option Rejection” shall mean, for each Property encumbered by a Purchase Option that is triggered by the transactions contemplated by this Agreement, that the counterparty to such Purchase Option has rejected in writing the applicable Purchase Option (which written rejection may be included in a letter in the applicable form attached hereto as Exhibit I, in the applicable Ground Lease Estoppel Certificate or another document executed by the applicable counterparty and reasonably acceptable to PRLP and, in each case, may be transmitted via email).
“Purchase Options” shall mean those certain options to purchase (or similar rights) in favor of either (a) the ground lessor under each Ground Lease, or (b) certain other Persons, in each case, as more particularly identified on Schedule G hereto.
“Purpose” shall have the meaning set forth in Section 6.1.
“Real Property” shall have the meaning set forth in the definition of Property.
“Registered Company” shall have the meaning set forth in Section 7.4.
“Remaining New Lease Consideration” shall have the meaning set forth in Section 13.22(a).
“Rents” shall have the meaning set forth in Section 10.3.

“Required Approvals/Rejections” shall mean (a) the ROFO/ROFR Rejections, (b) the Purchase Option Rejections, and (c) those Approvals listed on Schedule F hereto.
“Required Tenant Estoppel Certificates” shall have the meaning set forth in Section 9.2(d).
“Riverside Fee Owned Property” shall mean that certain Property identified next to the Riverside Project Company’s name on Schedule A hereto, in which Riverside Project Company owns a fee interest as of the Effective Date.
“Riverside Project Company” shall have the meaning set forth in the recitals.
“Rochester Hills Ground Lease” shall mean that certain Ground Lease, dated October 1, 2009, by and between William Beaumont Hospital, as lessor, and Rochester Hills Project Company, as lessee.

“Rochester Hills Project Company” shall mean Rochester Hills Health and Wellness Building, LLC, a Delaware limited liability company.
“Rochester Hills Property” shall mean the property located in Rochester Hills, Michigan which is ground leased by the Rochester Hills Project Company pursuant to the Rochester Hills Ground Lease.
“ROFO/ROFR Rejection” shall mean, for each Property encumbered by a ROFO/ROFR that is triggered by the transactions contemplated by this Agreement, which ROFO/ROFRs are more particularly identified on Schedule H-2, that the counterparty to such ROFO/ROFR has rejected in writing the applicable offer made by the applicable Project Company (or its Affiliates) pursuant to the terms of such ROFO/ROFR in connection with the transactions contemplated by this Agreement (which written rejection may be included in a letter in the applicable form attached hereto as Exhibit I or in the applicable Ground Lease Estoppel Certificate or another document executed by the applicable ground lessor and reasonably acceptable to PRLP and, in each case, may be transmitted via email).
“ROFO/ROFRs” shall mean those certain rights of first offer and/or rights of first refusal (or similar rights) in favor of either (a) the ground lessor under each Ground Lease or (b) certain other Persons, in each case, as more particularly identified on Schedule H-1 hereto.
“Scheduled Closing Date” shall have the meaning set forth in Section 1.3(a).
“SEC Filings” shall have the meaning set forth in Section 7.4.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Series” shall have the meaning set forth in the recitals.
“Share Value” shall have the meaning set forth in Section 2.4(b).
“Stub Period” shall have the meaning set forth in Section 7.4.

“Subscription Agreement” shall have the meaning set forth on Exhibit H.
“Survival Period” shall have the meaning set forth in Section 8.4(a).
“Surviving Mezzanine Holding Company” shall have the meaning set forth in Section 2.3.
“Surviving Obligations” shall mean those obligations, as applicable, (a) which expressly survive termination of this Agreement or (b) which expressly survive the Closing or that, by their terms, require performance following the Closing.
“Surviving Project Companies” shall having the meaning set forth in Section 2.4(a).
“Tax” (and, with correlative meaning, “Taxes”) means: (a) any U.S. federal, state, local or non-U.S. net income, gross income, gross receipts, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value added, transfer, stamp, or environmental tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Authority and (b) any liability for the payment of amounts determined by reference to amounts described in clause (a) above as a result of any obligation under any agreement or arrangement (including any tax sharing arrangement), as a result of being a transferee or successor, or by contract or otherwise.
“Tax Protection Agreement” shall have the meaning set forth in Section 10.1(b)(ii)(3).
“Tax Refunds” shall have the meaning set forth in Section 10.5.
“Tax Return” means any return, report or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.
“Tenant” shall mean the applicable tenant under each of the Tenant Leases.
“Tenant Estoppel” shall have the meaning set forth in Section 9.2(d).
“Tenant Inducement Costs” shall have the meaning set forth in Section 10.4.
“Tenant Interview Period” shall have the meaning set forth in Section 5.6.
“Tenant Leases” shall have the meaning set forth in Section 3.8.
“Title Company” shall have the meaning set forth in Section 5.4(a).
“Title Objection Notice” shall have the meaning set forth in Section 5.4(b).
“Title Objections” shall have the meaning set forth in Section 5.4(b).
“Title Policy” shall have the meaning set forth in Section 5.4(f).

“Transaction Steps” shall mean each of the steps set forth in Section 2.2 through Section 2.6.
“Transaction Value” shall have the meaning set forth in Section 1.1(a).
“Trinitas Ground Lease” shall mean that certain Ground Lease, dated December June 20, 2019, by and between Trinitas Regional Medical Center, as lessor, and Trinitas Project Company, as lessee.
“Trinitas Medical Office Building” shall have the meaning set forth in Section 13.20.
“Trinitas Project Company” shall mean Elizabeth Medical Office Building, LLC, a Delaware limited liability company.
“Trinitas Property” shall mean the Property located in Elizabeth, New Jersey, which is ground leased by the Trinitas Project Company pursuant to the Trinitas Ground Lease.
“Trinitas Purchase Option” shall have the meaning set forth in Section 13.20.
“Trinitas Purchase Option Agreement” shall mean that certain Purchase Option Agreement to be entered into by and between PRLP and Trinitas Project Company as of the Closing Date with respect to the Trinitas Property in form attached hereto as Exhibit F.
“Trinitas Purchase Option Memo” shall mean that certain Memorandum of Purchase Option Agreement to be entered into by and between PRLP and the Trinitas Project Company with respect to the Trinitas Purchase Option Agreement, which Trinitas Purchase Option Memo shall be in the form attached to the Trinitas Purchase Option Agreement.
“Troy Ground Lease” shall mean that certain Ground Lease, dated December 10, 2007, by and between William Beaumont Hospital, as lessor, and Troy Project Company, as lessee.
“Troy Mezzanine Borrower” shall mean Troy Holding Company, LLC, a Delaware limited liability company.
“Troy Project Company” shall mean Troy Campus Medical Building LLC, a Delaware limited liability company.
“Troy Property” shall mean the property located in Sterling Heights, Michigan which is ground leased by the Troy Project Company pursuant to the Troy Ground Lease.
“TRS Merger Sub” shall have the meaning set forth in Section 2.1(c).
“Unit Value” shall have the meaning set forth in Section 2.4(a).
“Updated Title Objection Notice” shall have the meaning set forth in Section 5.4(e).
“U.S.” shall mean the United States of America.
“Vertical Slice Guaranty” shall have the meaning set forth in Section 1.4(c).

“Yulee Ground Lease” shall mean that certain Ground Lease, dated July 2, 2019, by and between Shands Jacksonville Foundation, Inc., as lessor, and Yulee Project Company, as lessee.
“Yulee Ground Lease Amendment” shall mean an amendment to, renewal or extension of, the Yulee Ground Lease that shall extend or renew the term of the Yulee Ground Lease for an additional period of at least twenty-five (25) years or for such other period of time that is mutually acceptable to PRLP and Landmark and otherwise on terms reasonably acceptable to PRLP.
“Yulee Mezzanine Holding Company” shall mean Wildlight Holding Company, LLC, a Delaware limited liability company.
“Yulee Project Company” shall mean Yulee Medical Office Building, LLC, a Delaware limited liability company.
“Yulee Property” shall mean the Property located in Wildlight, Florida which is ground leased by the Yulee Project Company pursuant to the Yulee Ground Lease.

MASTER TRANSACTION AGREEMENT
THIS MASTER TRANSACTION AGREEMENT (this “Agreement”), dated October 1, 2021 (the “Effective Date”), is made and entered into by and among PHYSICIANS REALTY L.P., a Delaware limited partnership (“PRLP”), and Landmark Healthcare Companies LLC, a Delaware limited liability company (“Landmark”). Landmark and PRLP are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”
RECITALS
A.    As of the Effective Date, (i) each Project Company (other than Riverside Project Company) identified as a “Project Company” on Schedule A hereto (each individually a “Leasehold Project Company” and, together, the “Leasehold Project Companies”) is the ground lessee of certain leasehold properties identified next to such Leasehold Project Company’s name on Schedule A hereto, and (ii) Hampton Riverside Medical Complex, LLC, a Delaware limited liability company (“Riverside Project Company” and together with Leasehold Project Companies, each a “Project Company” and collectively, the “Project Companies”) is the fee owner of the Riverside Fee Owned Property.
B.    As of the Effective Date, a separate Series (each, a “Series”) of either Landmark Healthcare Properties Fund, LLC, a Delaware Series limited liability company (“Landmark Fund I”), or Landmark Healthcare Properties Fund II, LLC, a Delaware Series limited liability company (“Landmark Fund II”) directly or indirectly owns the percentage equity interest in each of the Project Companies as identified on the organizational chart attached as Schedule 3.19(a) hereto (with the remainder of such interests held by the Minority Partners), which Schedule 3.19(a) also identifies the Series holding such direct or indirect interest opposite the name of each Project Company.
C.    The Parties desire to consummate the transactions contemplated herein on the terms hereof.
Now, therefore, in consideration of the representations, warranties and covenants herein contained, and intending to be legally bound hereby, the Parties agree as follows.
Article I

TRANSACTION OVERVIEW
Section 1.1Transaction Value.
(a)Transaction Value. Subject to adjustment in accordance the terms of this Agreement, including pursuant to Section 1.1(b) below or with respect to any Kick-Out Property, the aggregate value of the Properties involved in the transactions contemplated by this Agreement shall be equal to SEVEN HUNDRED SIXTY-FOUR MILLION TWO HUNDRED FIFTY THOUSAND DOLLARS ($764,250,000) (the “Transaction Value”).
(b)Allocation of Transaction Value. Subject to the terms of this Section 1.1, the Transaction Value shall be allocated among the Properties as set forth in

Schedule B-1 hereto (such allocated Transaction Value with respect to each Property, hereinafter the “Allocated Transaction Value”); provided that, in the event that, as of the Closing Date, either or both of the New Tenant Leases shall not have been fully executed or the Tenant thereunder shall not have made its first full calendar month rent payment thereunder, the Allocated Transaction Value with respect to the Grosse Pointe Property shall be reduced by the amount set forth on Schedule B-2 with respect to such New Tenant Lease (each amount set forth on Schedule B-2, “New Lease Consideration”), and following the Closing, PRLP shall be obligated to pay such New Lease Consideration to Surviving Mezzanine Holding Company and the applicable Minority Partners to the extent required by and in accordance with the terms of Section 13.22(a).
(c)No Financing Contingency. PRLP expressly agrees and acknowledges that PRLP’s obligations under this Agreement, and the Closing of the transactions contemplated hereby, are not in any way conditioned upon or qualified by PRLP’s ability to obtain financing of any type or nature whatsoever, including through debt financing, equity investment, or otherwise.
(d)Value. The Parties intend that the sum of the Unit Value and the aggregate Minority Interest Merger Consideration shall be equal to the aggregate Transaction Value less the aggregate amount of Existing Debt encumbering the Properties plus the aggregate amount of the Landmark Bridge Financing that is set forth on Schedule 2.2 and contributed to the Designated Project Companies, which amounts shall be reflected on Schedule 2.4(a) (as updated pursuant to Section 5.7) together with the other information required to be set forth on such Schedule pursuant to this Agreement. For the avoidance of doubt, the aggregate amount of the Minority Interest Merger Consideration shall be inclusive of the Deposit.
Section 1.2Earnest Money; Escrow Provisions.
(a)Within three (3) Business Days after the Effective Date, PRLP shall deliver the sum of FIFTEEN MILLION DOLLARS ($15,000,000) in immediately available funds (together with all interest accrued thereon, the “Deposit”) to the New York office of the Title Company, in its capacity as escrow agent (the “Escrow Agent”). The Deposit shall be allocated among the Properties as set forth on Schedule B-1 hereto (such allocated amount with respect to each Property, hereinafter the “Allocated Deposit”). The Deposit shall be held by the Escrow Agent in accordance with the terms of Section 1.2(b) below. Interest earned on the Deposit shall be treated as income to PRLP for federal income tax purposes. Upon expiration of the Due Diligence Period, if PRLP has not terminated this Agreement in accordance with Article XI, the Deposit shall be held for the benefit of Landmark and be nonrefundable except in the event of a Landmark default or failure to satisfy any condition to close or in the case the funds are returned to PRLP pursuant to Section 1.2(b) below.
(b)Escrow Agent shall hold the Deposit, together with all interest earned thereon, in its interest bearing, federally insured escrow account, in accordance with the following:
(i)Escrow Agent shall hold the Deposit, together with all interest earned thereon, in Escrow Agent’s escrow account at a bank that is acceptable to each of the Parties (“Escrow Bank”), and shall cause the Deposit to earn interest at Escrow Bank’s then prevailing insured money market rates on deposits of similar size.

Escrow Agent shall have no liability for any fluctuations in the interest rate paid by Escrow Bank on the Deposit, and is not a guarantor thereof. Escrow Agent shall not be liable or responsible for and has no liability in the event of failure, insolvency, or inability of Escrow Bank to pay said funds for any failure, refusal or inability of Escrow Bank into which the Deposit is deposited to pay the Deposit at Escrow Agent’s direction, or for levies by taxing authorities based upon the taxpayer identification number used to establish this interest bearing account. Escrow Agent shall not be responsible for any interest except for such interest as is actually received (which interest received shall be added to and considered part of the Deposit), nor shall Escrow Agent be responsible for the loss of any interest arising from the closing of any account or the sale of any certificate of deposit or other instrument prior to maturity.
(ii)If Escrow Agent receives a written notice signed by each of Landmark and PRLP stating that the Closing has occurred (the “Escrow Release Notice”) and designating the Person or Persons that are entitled to receive the Deposit, Escrow Agent shall deliver the portion of the Deposit identified in such Escrow Release Notice, together with the interest earned thereon, to an account designated in such notice or otherwise by Landmark. If Escrow Agent receives a written notice signed by each of Landmark and PRLP that this Agreement has been terminated or canceled as to any Property, Escrow Agent shall deliver the Allocated Deposit for such Property which is then held by Escrow Agent, together with the interest thereon, as directed therein. If Escrow Agent receives a written notice signed by each of Landmark and PRLP that this Agreement has been terminated or canceled in its entirety, Escrow Agent shall deliver the entire balance of the Deposit then held by Escrow Agent, together with the interest thereon, as directed therein.
(iii) If Escrow Agent receives a written request signed by PRLP or Landmark (the “Noticing Party”) stating that this Agreement has been canceled or terminated (or has been cancelled or terminated with respect to any one or more Properties) and that the Noticing Party is entitled to the Deposit (or for a termination with respect to only certain of the Properties, that the Noticing Party is entitled to the Allocated Deposit with respect to such Properties) then held by Escrow Agent, Escrow Agent shall send a copy of such request to the other party hereto (the “Non-Noticing Party”) in accordance with the notice provisions contained in this Agreement. The Non-Noticing Party shall have the right to object to such request for the Deposit (or applicable portion thereof) by written notice of objection delivered to and received by Escrow Agent within ten (10) Business Days after receipt of such copy by the Non-Noticing Party from Escrow Agent, but not thereafter. If Escrow Agent shall not have so received a written notice of objection from the Non-Noticing Party, Escrow Agent shall deliver the Deposit (or applicable portion thereof), together with the interest earned thereon, to the Noticing Party. If Escrow Agent shall have received a written notice of objection within the time herein prescribed, Escrow Agent shall refuse to comply with any requests or demands on it and shall continue to hold the Deposit, together with any interest earned thereon, until Escrow Agent receives either (x) a written notice signed by both Landmark and PRLP stating who is entitled to the Deposit (or applicable portion thereof) (and interest thereon) or (y) a final non-appealable order of a court of competent jurisdiction directing disbursement of the Deposit (or applicable portion thereof) (and interest thereon), in a specific manner, in either of which events Escrow Agent shall then disburse the Deposit (or applicable portion thereof), together with the interest earned thereon, in accordance with such notice or order. Escrow Agent shall not be or become liable in any way or to any person or entity for its refusal to comply with any such requests or demands until and unless it has received a direction of the nature described in clauses (x) or (y) immediately above.
(c)Any notice to Escrow Agent shall be sufficient only if received by Escrow Agent within the applicable time period set forth herein. All mailings and notices from Escrow Agent to Landmark and/or PRLP, or from Landmark and/or PRLP to Escrow Agent, provided for in this Section shall be addressed to the party to receive such notice at its notice address set forth in this Agreement (with copies to be similarly sent to the additional persons therein indicated).
(d)Notwithstanding the foregoing, if Escrow Agent shall have received a written notice of objection as provided for in Section 1.2(b)(iii) above within the time therein prescribed, or shall have received at any time before actual disbursement of the Deposit (or applicable portion thereof), a written notice signed by either Landmark or PRLP disputing entitlement to the Deposit (or applicable portion thereof) or, shall otherwise believe in good faith at any time that a disagreement or dispute has arisen between the Parties hereto over entitlement to the Deposit, (whether or not litigation has been instituted), Escrow Agent shall have the right, upon written notice to Landmark and PRLP, (x) to deposit the Deposit (or applicable portion thereof), together with the interest earned thereon, with the Clerk of the Court in which any litigation is pending and/or (y) to take such reasonable affirmative steps as it may, at its option, elect in order to terminate its duties as Escrow Agent, including depositing the balance of the Deposit, together with the interest earned thereon, with a court of competent jurisdiction and the commencement of an action for interpleader, the costs thereof to be borne by whichever of Landmark or PRLP is the losing party, and thereupon Escrow Agent shall be released of and from all liability hereunder except for any previous gross negligence or willful misconduct.
(e)Escrow Agent is acting hereunder without charge as an accommodation to PRLP and Landmark, it being understood and agreed that Escrow Agent shall not be liable for any act done or omitted by it in good faith or pursuant to court order, or for any mistake of fact or law. Escrow Agent shall not incur any liability in acting upon any document or instrument believed thereby to be genuine. Escrow Agent is hereby released and exculpated from all liability hereunder, except only for willful misconduct or gross negligence. Escrow Agent may in good faith assume that any person purporting to give it any notice on behalf of any party has been authorized to do so. Escrow Agent shall not be liable for, and PRLP and Landmark hereby jointly and severally agree to indemnify Escrow Agent against, any loss, liability or expense, including reasonable attorneys’ fees, arising out of any dispute under this Agreement, including the reasonable cost and expense of defending itself against any claim arising hereunder, except to the extent of Escrow Agent’s gross negligence or willful misconduct; provided, however, that PRLP and Landmark agree, solely as between themselves that all such amounts shall be paid one-half by PRLP and one-half by Landmark. The terms and provisions of this Section 1.2 shall survive the Closing and/or termination of this Agreement.

Section 1.3Closing.
(a)Subject to the provisions of this Agreement, unless this Agreement shall have been terminated pursuant to Article XI, the Closing shall occur on the fifteenth (15th) day after the expiration of the Due Diligence Period (the “Scheduled Closing Date”), unless extended by Landmark or PRLP pursuant to this Section 1.3, extended by Landmark pursuant to Section 1.4(a), extended by Landmark or PRLP, as applicable, pursuant to Section 5.4, or an earlier date is mutually agreed by Landmark and PRLP.
(b)The date on which the Closing occurs hereunder is hereinafter referred to as the “Closing Date.” The Closing hereunder shall be deemed to be effective as of 12:00 a.m. (CT) on the Closing Date.
(c)Subject to this Section 1.3(c), if the Required Approvals/Rejections or the Merger Consents, to the extent required pursuant to Section 1.5, are not obtained on or before the date that is ten (10) days prior to the Scheduled Closing Date, the Scheduled Closing Date may be extended by Landmark for such period as may be necessary to obtain such Required Approvals/Rejections and/or Merger Consents, by delivering written notice thereof to PRLP on or prior to such date, provided that the Scheduled Closing Date (i) shall not be extended for a period of more than sixty (60) days (and in no event later than the Outside Closing Date) for the purposes of obtaining such Required Approvals/Rejections and/or Merger Consents and (ii) if so extended, shall be set by Landmark by providing not less than ten (10) days prior written notice to PRLP.
(d)If Landmark is unable to consummate the Landmark Bridge Financing, on or before the Scheduled Closing Date, then Landmark shall have the right, exercisable by written notice to PRLP delivered not later than five (5) Business Days prior to the Scheduled Closing Date, to postpone the Scheduled Closing Date (which it may do one or more times), to a date that is no more than sixty (60) days after the Scheduled Closing Date (but in no event later than the Outside Closing Date). Time is of the essence with respect to the Closing occurring on or before the Outside Closing Date.
(e)The Closing under this Agreement shall be a New York-style closing and shall occur at the office of the Title Company located in New York City or at such other place as agreed upon by the Parties; provided, however, that the Parties shall cooperate to conduct a “non-sit down” Closing and neither Party shall be obligated to be physically present at the New York City offices of the Title Company.
Section 1.4Landmark Bridge Financing; PRT Credit Facility.
(a)Landmark shall use commercially reasonable efforts to arrange and obtain financing in the amount of $42,031,411, which financing shall be secured by a portion of the Common Units and Preferred Units issued or contributed to the Surviving Mezzanine Holding Company pursuant to Section 2.4(a) and otherwise on the terms set forth on Exhibit 1.4(a) (the “Landmark Bridge Financing”). If Landmark is unable to arrange the Landmark Bridge Financing prior to the Scheduled Closing Date, then (i) Landmark shall have the right to extend the Scheduled Closing Date as set forth in, and subject to the terms and conditions of, Section 1.3(d), and (ii) in such event and during such extension period, Landmark and PRLP shall reasonably cooperate to discuss modifications to the Transaction Steps set forth in Article II hereof to account for Landmark’s inability to obtain the Landmark Bridge Financing, provided that PRLP shall not be obligated to agree to any modifications that would be reasonably expected to have a material adverse impact on PRLP.
(b)The Parties hereto agree in the event any Property shall be designated as a Kick-Out Property pursuant to the terms of this Agreement, then (i) the amount of the Landmark Bridge Financing may be reduced by an amount mutually determined by the Parties based on the Allocated Transaction Value with respect to such Property and (ii) the Parties will cooperate to modify the other terms of the Landmark Bridge Financing to reflect any other modifications Landmark may propose that shall be reasonably acceptable to PRLP and PRLP shall consider any such modifications in good faith.
(c)On the date that is the fifth (5th) Business Day after the Closing Date, PRLP shall obtain a draw in a principal amount equal to $146,281,411 under that certain Second Amended and Restated Credit Agreement, dated as of August 7, 2018, by and among KeyBank National Association, as the administrative agent, PRLP, as borrower, DOC, as guarantor and the lenders party thereto (as the same may be extended, expanded, amended, amended and restated, modified, supplemented, or refinanced from time to time, the “PRT Credit Facility”), as more particularly set forth in Section 2.6 hereof. The Parties hereto agree in the event any Property shall be designated as a Kick-Out Property pursuant to the terms of this Agreement, then the amount of such draw under the PRT Credit Facility may be reduced by an amount reasonably determined by the Parties. In connection with such draw under the PRT Credit Facility, Landmark shall execute and deliver, no later than the date of such draw, a guaranty, pursuant to a guaranty in the form attached as Exhibit M, with respect to the PRT Credit Facility (the “Vertical Slice Guaranty”) and that certain Reimbursement Agreement in the form attached to the Tax Protection Agreement as Exhibit C.
Section 1.5Merger Consents. For each Property with direct or indirect Minority Partners, Landmark shall (a) use commercially reasonable efforts to obtain consent and approval of the transactions contemplated by this Agreement from each of the Minority Partners of each Project Company for which such consent and approval is required pursuant to the terms of the Organizational Documents of such Project Company, and (b) use commercially reasonable efforts to obtain consent and approval of the transactions contemplated by this Agreement from each of the other Minority Partners of each Project Company, except to the extent such approval is not required pursuant to the terms of the Organizational Documents of any such Project Company. Each such consent and approval shall be in the applicable form attached hereto as Exhibit L (subject to the terms below with respect to the Minority Partner Release set forth therein) (with such changes thereto as may be reasonably acceptable to the Parties) or as otherwise reasonably acceptable to PRLP (the “Merger Consent”). Each Merger Consent shall (x) provide that each Minority Partner agrees that its limited liability company interests in the Project Company are cancelled in exchange solely for such Minority Partner’s receipt of the applicable merger consideration described in such Merger Consent, (y) shall satisfy the requirements of (or include a waiver thereof), the Organizational Documents of a Project Company, including without limitation with respect to any prior notice, delivery, voting or consent process and other similar provisions, and (z) include as an attachment a brief descriptive summary of the transactions contemplated herein in a form reasonably acceptable to PRLP. Landmark further agrees that in connection with obtaining such Merger Consents, Landmark will use commercially reasonable efforts to obtain a release from each Minority Partner in the form set forth in the Merger Consents attached hereto as Exhibit L (the “Minority Partner Release”); provided that obtaining such release will not be a condition to PRLP’s obligation to close hereunder. Landmark shall keep PRLP reasonably informed as to the status of negotiations and/or discussions with Minority Partners on the Merger Consents, including the Minority Partner Release.
Article II

TRANSACTION STEPS
Section 2.1Formation and Capitalization of Merger Subs. PRLP shall take, or cause to be taken, in the most expeditious manner practicable the following transaction steps:
(a)On or prior to the Closing Date, (i) PRLP shall form eight (8) new limited liability companies under the laws of the State of Delaware (each such limited liability company, hereinafter a “PRLP Merger Sub”) by filing a certificate of formation for each PRLP Merger Sub with the Secretary of State of the State of Delaware and (ii) PRPL shall form a new limited liability company under the laws of the State of Delaware (“PRLP TRS”) by filing a certificate of formation for PRLP TRS with the Secretary of State of the State of Delaware and PRLP, DOC and PRLP TRS, as applicable, shall cause PRLP TRS to elect to be treated for U.S. federal income tax purposes as a corporation and a “taxable REIT subsidiary” of DOC within the meaning of Section 856(l) of the Code.
(b)On or prior to the Closing Date, PRLP and PRLP TRS shall have formed one (1) limited liability company under the laws of the State of Delaware (such limited liability company, the “Merger Sub HoldCo”) by filing a certificate of formation for the Merger Sub HoldCo with the Secretary of State of the State of Delaware.
(c)On or prior to the Closing Date, PRLP shall cause Merger Sub HoldCo to form seven (7) new limited liability companies under the laws of the State of Delaware (each such limited liability company, hereinafter an “TRS Merger Sub” and together with each PRLP Merger Sub, each, a “Merger Sub”) by filing a certificate of formation for each TRS Merger Sub with the Secretary of State of the State of Delaware.
(d)Effective on or prior to the Closing Date:
(i)PRLP shall contribute, in cash, to each PRLP Merger Sub the amount set forth on Schedule 2.1(d)(i) with respect to such PRLP Merger Sub, in each case as more particularly described on Schedule 2.1(d)(i); and
(ii)With respect to each TRS Merger Sub, PRLP shall contribute, in cash, to Merger Sub HoldCo, ninety-nine percent (99%) of the amount set forth on Schedule 2.1(d)(ii) with respect to such TRS Merger Sub, in each case as more particularly described on Schedule 2.1(d)(ii), and shall cause PRLP TRS to contribute, in cash, to Merger Sub HoldCo, the remaining one percent (1%) of the amount set forth on Schedule 2.1(d)(ii) with respect to such TRS Merger Sub, in each case in exchange for an interest in Merger Sub HoldCo, and PRLP shall cause Merger Sub HoldCo to contribute, in cash, to such TRS Merger Sub the corresponding amounts contributed to Merger Sub HoldCo pursuant to this Section 2.1(d)(ii) with respect to such TRS Merger Sub, which aggregate amounts shall equal one hundred percent (100%) of the corresponding amounts set forth on Schedule 2.1(d)(ii) with respect to each such TRS Merger Sub.
(e)All certificates of formation, operating agreements and other organizational and other documents and agreements contemplated by, or entered into in connection with, this Section 2.1 shall be in form reasonably acceptable to Landmark, and Landmark shall have the right to timely review and reasonably comment on any draft documentation prior to its implementation and PRLP shall consider any such comments in good faith.
Section 2.2Landmark Bridge Financing. On the Closing Date, Landmark shall cause the proceeds of the Landmark Bridge Financing set forth on Schedule 2.2 with respect to each of the Designated Properties to be contributed from Landmark to Landmark Fund, which shall contribute the portion of such proceeds set forth on Schedule 2.2 to the applicable Designated Mezzanine Holding Company, and the Designated Mezzanine Holding Company shall contribute such proceeds to each Designated Project Company, in an amount equal to such Designated Property’s applicable Landmark Property Debt Repayment Amount as set forth on Schedule 2.5(d); provided that all contribution agreements, documents and instruments contemplated herein shall be in the form reasonably acceptable to PRLP, and PRLP shall have the right to review and reasonably comment on any draft documentation prior to its implementation and Landmark shall consider any such comments in good faith.
Section 2.3Merger of Mezzanine Holding Companies. On or prior to the Closing Date, prior to the initiation of the Project Company Merger Steps, each Mezzanine Holding Company shall: (a) enter into the Plan of Merger in the form attached hereto as Exhibit D (each, a “Mezz Plan of Merger”), and (b) file with the Secretary of State of the State of Delaware a Certificate of Merger, dated as of the Closing Date, in the form attached hereto as Exhibit B-1, pursuant to which, in accordance with the Mezz Plan of Merger, each Mezzanine Holding Company shall be merged with and into one Delaware limited liability company (the “Surviving Mezzanine Holding Company”), which Surviving Mezzanine Holding Company shall be wholly owned by Landmark Fund I.
Section 2.4Project Company Mergers. On the Closing Date, effective following the steps described in Sections 2.2 and 2.3 above, each of the following steps shall occur (the “Project Company Merger Steps”):
(a)Each Merger Sub shall, and Landmark shall cause the applicable Series of Landmark Fund or the Surviving Mezzanine Holding Company, as applicable, that holds such Project Company, and the Project Companies to: (i) enter into the applicable Plan of Merger in the form attached hereto as Exhibit C (each, a “Plan of Merger”), and (ii) file with the Secretary of State of the State of Delaware a Certificate of Merger, dated as of the Closing Date, in the form attached hereto as Exhibit B-2, pursuant to which, in accordance with the applicable Plan of Merger, each Merger Sub shall be merged with and into the applicable Project Company, with the Project Company surviving such merger (collectively, the “Mergers” and the Project Companies surviving the Mergers, the “Surviving Project Companies”), and in connection therewith (x) the applicable Minority Partners shall receive, in cash in immediately available funds, the amount set forth in the applicable Plan of Merger for such Project Company and as more particularly described on Schedule 2.4(a), as merger consideration, subject to the terms of the applicable Plan of Merger (which amount shall be adjusted for costs of Closing attributable to the interests held by such Minority Partners or any other amounts allocated to such Minority Partners pursuant to the terms of this Agreement) (the “Minority Interest Merger Consideration”) in full consideration of such Minority Partners’ interests in the Project Company, and (y) each applicable Series of Landmark Fund or the Surviving Mezzanine Holding Company, as applicable, shall receive a portion of the Transaction Value in Common Units and Preferred Units, as set forth on Schedule 2.4(a) (such portion of the Transaction Value, which amount shall be net of costs of Closing attributable to the Common Units and Preferred Units so issued, in the aggregate, the “Unit Value”) in full consideration of such Series of Landmark Fund’s or the Surviving Mezzanine Holding Company’s interests in the Project Company. For the avoidance of doubt, Landmark shall be solely responsible for, and shall control the timing and funding of, all payments to Minority Partners pursuant to this clause (a) (provided, that such timing and funding shall occur in accordance with the applicable Plan of Merger and Organizational Documents and otherwise in accordance with and pursuant to the terms and conditions of this Agreement).
(b)The Common Units to be issued to the applicable Series of Landmark Fund and the Surviving Mezzanine Holding Company pursuant to Section 2.4(a) above shall be issued by PRLP in an aggregate amount of Common Units rounded to the nearest whole Common Unit, determined by dividing (i) the Unit Value attributable to Common Units on Schedule 2.4(a) by (ii) the Share Value (the total resulting number of such Common Units, the “Issued Common Units”). As used herein, the “Share Value” means $17.75. Schedule 2.4(a) will be updated prior to the Closing in accordance with the requirements of this Section 2.4(b) to list the number of Common Units attributable to each Series of Landmark Fund and the Surviving Mezzanine Holding Company. The Preferred Units to be issued to the applicable Series of Landmark Fund and the Surviving Mezzanine Holding Company pursuant to Section 2.4(a) above shall be issued by PRLP in an aggregate amount of Preferred Units rounded up to the nearest whole Preferred Unit, determined by dividing (i) the Unit Value attributable to Preferred Units on Schedule 2.4(a) by (ii) the sum of (A) $200 and (B) the Share Value (the total resulting number of such Preferred Units, the “Issued Preferred Units,” and together with the Issued Common Units, collectively the “Issued Units”). Each such Series of Landmark Fund shall direct that all of the Common Units and Preferred Units that it is entitled to receive pursuant to Section 2.4(a) above shall be issued to the Surviving Mezzanine Holding Company (and such Series of Landmark Fund will receive an interest in the Surviving Mezzanine Holding Company in exchange therefor). Without limiting the generality of any terms and conditions in the PRLP Limited Partnership Agreement, from and after the Closing, the Surviving Mezzanine Holding Company agrees and covenants that it shall hold the Issued Common Units and Preferred Units in accordance with and subject to the terms and conditions of the PRLP Limited Partnership Agreement and the PRLP Side Letter.
(c)Immediately following the consummation of the transactions contemplated by Sections 2.4(a) and (b) above:
(i)With respect to each Project Company (other than the Designated Project Companies), PRLP shall own one hundred percent (100%) of the limited liability company interests in each Surviving Project Company, including the sum of the percentage of the limited liability company interests previously held by the Minority Partners in such Project Company, plus the percentage of limited liability company interests previously held by the applicable Series of Landmark Fund or the Surviving Mezzanine Holding Company in such Project Company; and
(ii)With respect to each Designated Project Company, Merger Sub HoldCo shall own one hundred percent (100%) of the limited liability company interests in each Designated Project Company, including the sum of the percentage of the limited liability company interests previously held by the Minority Partners in such Project Company, plus the percentage of limited liability company interests previously held by the applicable Series of Landmark Fund or the Surviving Mezzanine Holding Company in such Project Company.
Section 2.5Debt Repayments. On the Closing Date, effective immediately following the consummation of the steps set forth in Section 2.4 above and subject to Section 2.2, the following steps shall occur:
(a)Each of the Brandon Project Company and the Riverside Project Company shall use the funds contributed to it pursuant to Section 2.1(d)(i) to repay the Existing Debt in cash in full;
(b)Each of the Deltona Project Company, the Erie Project Company, the Grosse Pointe Project Company, the Lafayette Project Company, the Rochester Hills Project Company and the Yulee Project Company shall use funds contributed to it pursuant to Section 2.1(d)(i) less the Minority Interest Merger Consideration used to purchase the Minority Partner’s interests in such Project Company pursuant to Section 2.4(a) to repay the Existing Debt with respect to such Project Company in cash in full (or, if such amounts are insufficient to repay the Existing Debt in full, to the maximum extent of such amounts);
(c)Each of the Bay City Project Company, the Petoskey Project Company and the Troy Project Company shall use funds in an amount equal to (i) the funds contributed to it pursuant to Section 2.2 plus (ii) the cash contributed to it by Merger Sub HoldCo in Section 2.1(d)(ii) less (iii) the Minority Interest Merger Consideration used to purchase the Minority Partners’ interests in such Project Company pursuant to Section 2.4(a) to repay the Existing Debt with respect to such Project Company in cash in full (or, if such amounts are insufficient to repay the Existing Debt in full, to the maximum extent of such amounts); and
(d)Each of the Hospital Hill Project Company, the Jacksonville FL Project Company and the Old Bridge Project Company shall use funds in an amount equal to (i) the cash contributed to it pursuant to Section 2.2 plus (ii) the cash contributed to it by Merger Sub HoldCo in Section 2.1(d)(ii) less (iii) the Minority Interest Merger Consideration used to purchase the Minority Partners’ interests in such Project Company pursuant to Section 2.4(a) to repay a portion of the Existing Debt with respect to such Project Company, in an amount equal to the applicable amount set forth on Schedule 2.5(d) (or, if the sum of the amounts in (i) and (ii) less the amount in (iii) is insufficient to repay the portion of the Existing Debt in full, to the maximum extent of such amounts) (the “Landmark Property Debt Repayment Amount”), as described on Schedule 2.5(d), such that a portion of the debt remains outstanding; provided, that the Parties shall pay all prepayment penalties incurred in connection with the repayment of the Existing Debt hereunder, as and to the extent applicable, in accordance with the allocation of responsibility set forth on Schedule 2.5(d); provided, further that Landmark shall provide the amounts of such prepayment penalties to PRLP as soon as reasonably practicable prior to the Closing Date.

Section 2.6Debt-Financed Distribution. On the date that is the fifth (5th) Business Day after the Closing Date, each of the following steps shall occur:
(a)PRLP shall obtain a draw under the PRT Credit Facility in accordance with Section 1.4(c) hereof and cause the aggregate amount of the net distributable proceeds of such draw under the PRT Credit Facility (the “PRT Credit Facility Proceeds”), to be distributed from PRLP to the Surviving Mezzanine Holding Company in redemption of one hundred percent (100%) of the Preferred Units held by the Surviving Mezzanine Holding Company; and
(b)Immediately following the distribution set forth in Section 2.6(a) above, the Surviving Mezzanine Holding Company shall (i) first, use a portion of the PRT Credit Facility Proceeds to repay the Existing Mezzanine Debt in cash in full and (ii) second, distribute the remainder of such proceeds to one or more Series of Landmark Fund, which shall then distribute such remaining proceeds to Landmark, which shall then (A) use a portion of such proceeds to repay the Landmark Bridge Financing in full and (B) in Landmark’s discretion, distribute the remainder of such proceeds to Joseph W. Checota and Benjamin M. Checota.
Section 2.7Removal of Properties.
(a)The Parties shall use commercially reasonable efforts to consummate the transactions contemplated by this Agreement for as many Properties as possible at the Closing. Notwithstanding the foregoing, if a Property is designated as, deemed or otherwise becomes a Kick-Out Property in accordance with the terms and conditions of this Agreement (including this Section 2.7, Section 5.4(c), Section 5.4(e), Section 5.5, Section 7.2, Section 7.3, Section 9.1, Section 9.2 or Article XI), the Transaction Value shall decrease by the aggregate Allocated Transaction Value of such excluded Kick-Out Property, and the Parties shall direct Escrow Agent to return the Allocated Deposit for such Kick-Out Property to PRLP.
(b)If the terms and conditions of this Agreement permit Landmark to designate a Property as a Kick-Out Property (each such Property, a “Kick-Out Property”), without limiting any other obligations set forth in this Agreement, Landmark shall be permitted to designate a Property as a Kick-Out Property at any time prior to the Closing Date in writing if, but only if, any fact or circumstance that permits such Property to be designated as a Kick-Out Property is, in Landmark’s reasonable good faith determination upon consultation with PRLP, unlikely to be remedied following Landmark’s commercially reasonable efforts to do so.
(c)In the event a Property is designated as a Kick-Out Property on the terms hereof, the Parties shall reasonably negotiate and cooperate in good faith to determine whether any adjustments or modifications, in addition to the adjustments to the Transaction Value and the Deposit amount based, respectively, on the Allocated Transaction Value and Allocated Deposit for such Kick-Out Property, as set forth in Section 2.7(a) above, would need to be made in order for the Parties to accommodate such Kick-Out Property, including in each case with respect to (i) the Unit Value as well as the portion thereof attributable to Common Units and Preferred Units; (ii) the Minority Interest Merger Consideration; provided that the Minority Interest Merger Consideration shall not be reduced as to any Property that is not a Kick-Out Property; (iii) the amount of the Landmark Bridge Financing if the Property is held by a Designated Project Company; (iv) the Landmark Property Debt Repayment Amount and, for the avoidance of doubt, the Properties and Project Companies designated in Sections 2.5(d) and 9.3(e); and (v) the amount of the PRT Credit Facility Proceeds to be distributed to Landmark. If necessary, the Parties shall negotiate and implement in good faith any amendments, revisions or modifications to this Agreement and any applicable schedules and exhibits, to take into account the designation of any Property as a Kick-Out Property and therefore exclusion of such Property from the transactions contemplated herein.
(d)If, at any time prior to Closing, the aggregate net operating income of all Kick-Out Properties, combined, equals or exceeds forty percent (40%) of the net operating income of all Properties, combined, as of the Effective Date, then either Party shall have the right to terminate, in its sole and absolute discretion, this Agreement in its entirety, and, in such event PRLP shall be entitled to receive a return of the balance of the Deposit, together with any and all accrued interest thereon, and, so long as the aggregate net operating income of all Kick-Out Properties (other than any Properties designated as Kick-Out Properties by PRLP under Section 5.5), combined, equals or exceeds forty percent (40%) of the net operating income of all Properties, combined, as of the Effective Date, reimbursement of the out-of-pocket costs and expenses incurred by PRLP in connection with the transactions contemplated by this Agreement up to a maximum of $1,000,000.00 upon delivery to Landmark of reasonable back-up documentation of such costs and expenses; provided that, for the avoidance of doubt, in no event shall PRLP be entitled to receive the Liquidated Damages Amount or any other liquidated damages in connection with any termination of this Agreement under this Section 2.7(d).
Article III

REPRESENTATIONS AND WARRANTIES OF LANDMARK
Landmark represents and warrants to PRLP, as of the Effective Date and as of the Closing Date (unless otherwise expressly provided), that except as set forth in the Disclosure Schedules:
Section 3.1Organization and Qualification. Each Landmark Group Party (a) is duly organized and validly existing and in good standing under the laws of the jurisdiction in which it is formed with all requisite power and authority to carry on its respective business as currently being conducted and to own or lease and operate the assets it owns or leases as and in the places now owned, leased or operated, respectively; and (b) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, construction, management or operation of its assets makes such qualification or licensing necessary. Landmark has provided to PRLP complete and correct copies of the articles of organization, certificate of formation, operating agreement, limited liability company agreement, or other equity owner agreement or other governing organizational documents (the “Organizational Documents”), as the case may be, for each Landmark Group Party.
Section 3.2Authority; Binding Effect; Approvals; No Conflicts.

(a)Subject to receipt of the Required Approvals/Rejections (i) each Landmark Group Party has, and at the Closing each Landmark Group Party will have, the requisite limited liability company power and authority to execute, deliver and perform its obligations with respect to this Agreement and its applicable Landmark Documents, as applicable, and (ii) the execution, delivery, performance and consummation of this Agreement, the applicable Landmark Documents and all of the transactions contemplated herein and therein have been duly authorized and approved by all necessary limited liability company action of Landmark and the applicable Project Company and no further action is required on the part of Landmark or the applicable Project Company to consummate the transactions contemplated by this Agreement.
(b)This Agreement and each Landmark Document, upon due execution and delivery by each Landmark Group Party thereto, and each other party hereto or thereto, will constitute the legal, valid, and binding obligation of Landmark and/or such Project Company, enforceable against such Landmark Group Party in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by application of equitable principles (regardless of whether enforceability is considered in a proceeding at law or in equity).
(c)Subject to obtaining the Required Approvals/Rejections, the execution, delivery and performance of this Agreement and the Landmark Documents by each Landmark Group Party thereto, the compliance with the terms and conditions of this Agreement and the consummation of the transactions contemplated herein does not and will not (directly or indirectly and with or without notice or lapse of time): (i) conflict with or result in any breach or violation of the provisions of, or constitute a default under the Organizational Documents of any Landmark Group Party; (ii) to Landmark’s Knowledge, violate any Contract or any decree, order, restrictive covenant, contractual obligations or agreements, rule or regulation applicable to any Contract to which any Landmark Group Party is bound or by which any of the Properties are bound, in each case that would, individually or in the aggregate, have a material and adverse effect on either the Landmark Group Parties’ ability to consummate the transactions contemplated by this Agreement or any Property; (iii) give any Governmental Authority the right to challenge the transactions contemplated herein or violate any Applicable Law that would, individually or in the aggregate, have a material and adverse effect on either the Landmark Group Parties’ ability to consummate the transactions contemplated by this Agreement; or (iv) breach a Ground Lease or any other Contract right assumed by PRLP.
Section 3.3Permits; Licenses. All material Licenses and Permits required to be obtained from any Governmental Authority in connection with the ownership of any Property as conducted by the Project Companies in accordance with past practice have been obtained, and, to Landmark’s Knowledge, each such material License and Permit is in force and effect in all material respects. No Landmark Group Party has received written notice that any Project Company is in violation of any material License and Permit or any restriction, rule or regulation affecting possession and use of any Property.
Section 3.4Governmental Approvals. Except for any Required Approvals/Rejections or as otherwise expressly contemplated by this Agreement, (a) no Landmark Group Party is required to submit any notice, report or other filing with any Governmental

Authority in connection with its execution or delivery of this Agreement or any Landmark Documents or the consummation of the transactions contemplated hereby, and (b) no consent, approval or authorization of any Governmental Authority is required to be obtained by any Landmark Group Party in connection with the execution, delivery and performance of this Agreement.
Section 3.5Ground Leases. Landmark have provided to PRLP true, correct and complete copies of the ground leases for the Properties, including all amendments and modifications thereto (collectively, the “Ground Leases”). No Ground Lease has been further amended, modified, supplemented or terminated, other than pursuant to a written agreement which has been previously provided to PRLP. As of the Effective Date, (a) no Landmark Group Party has received any written notices from the landlord under any Ground Lease that the applicable Project Company party to such landlord’s Ground Lease is in breach of its obligations under such Ground Lease (which breach remains unresolved as of the Effective Date), and (b) to Landmark’s Knowledge, no landlord under any Ground Lease is in default under such Ground Lease.
Section 3.6Real Estate. Except as disclosed on Schedule 3.6, no Landmark Group Party has received any written notice that remains pending or unresolved of (a) any violation in any material respect of any zoning codes or ordinances in connection with the applicable Project Company’s ownership, leasing, operation or maintenance of the Real Property, or (b) any pending or threatened condemnation relating to the Real Property. No Landmark Group Party has received a written notice of any contemplated change in any Property’s zoning classification.
Section 3.7Hazardous Substances.
(a)For purposes of this Agreement, “Environmental Laws” means the Resource Conservation and Recovery Act (RCRA), 42 U.S.C. Section 6901 et seq., the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), 42 U.S.C. Sections 9601 et seq., the Clean Water Act, 33 U.S.C. Section 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. Section 2601 et seq., the Clean Air Act, 42 U.S.C. Section 7401 et. seq., the Safe Drinking Water Act, 42 U.S.C. Section 300(f) et seq. and all other applicable federal, state, county, municipal, administrative or other environmental, hazardous waste or substance, ordinances, rules, regulations, governmental standards, judgments, and orders relating or pertaining to (i) the protection, preservation or reclamation of the environment or natural resources or (ii) the management, use, treatment, storage, transportation, disposal, release or threatened release of Hazardous Substances, each as amended. For purposes of this Agreement, “Hazardous Substance” shall mean any and all substances, wastes, materials, pollutants, contaminants, compounds, chemicals or elements which are defined or classified as a “hazardous substance,” “hazardous material,” “toxic substance,” “hazardous waste,” “pollutant,” “contaminant” or words of similar import under or otherwise regulated or for which liability may be imposed pursuant to any Environmental Law, including all dibenzodioxins and dibenzofurans, polychlorinated biphenyls (PCBs), petroleum hydrocarbons, including crude oil or any derivative thereof, asbestos-containing materials in any form, and radon gas.
(b)To Landmark’s Knowledge and except as disclosed on Schedule 3.7 or as disclosed in any reports for the Real Property that have been made available to PRLP, the Real Property does not contain any Hazardous Substances, except for Hazardous Substances used in the ordinary course of business at any Property, including cleaning fluids, insecticides, medicines and similar items, in compliance with applicable Environmental Laws.
(c)To Landmark’s Knowledge and except as disclosed on Schedule 3.7 or as disclosed in any reports for the Real Property that have been made available to PRLP, there has been no material discharge or release of any Hazardous Substance in violation of any Environmental Law on or from any of the Real Property.
(d)Landmark has, prior to the Effective Date, delivered to PRLP copies of the Phase I environmental condition reports and all other reports or tests in any Landmark Group Party’s possession, if any, with respect to the compliance of the Real Property with Environmental Laws and/or the presence of Hazardous Substances in, on, under or at the Real Property.
Section 3.8Tenant Leases. To Landmark’s Knowledge, Schedule 3.8 sets forth a correct and complete list of all leases, licenses and occupancy agreements to which a Project Company is a party as landlord, licensor or grantor for occupancies of space at each Property, including all amendments, modifications and supplemental agreements thereto (including without limitation, any guarantees relating thereto) (collectively, the “Tenant Leases”, and each tenant thereunder, a “Tenant”). Landmark have delivered to PRLP true, accurate and complete copies of all Tenant Leases. Schedule 3.8 contains, in all material respects, a correct and complete rent roll for all Tenant Leases as of the date set forth on such rent roll. Except as set forth on Schedule 3.8, no Project Company has given written notice of any monetary or material non-monetary default under any of the Tenant Leases to any Tenant that remains unresolved as of the Effective Date, and, except as set forth on Schedule 3.8, to Landmark’s Knowledge, no Project Company has received any written notices from any Tenant asserting that such Project Company is in breach of its obligations under any Tenant Lease, or asserting an outstanding defense or set-off to a Tenant’s payment of fixed or additional rent under any Tenant Lease. Except as disclosed on Schedule 3.8, to Landmark’s Knowledge, no base rent, fixed rent or additional rent has been paid more than one (1) month in advance by any Tenant under any Tenant Lease, and no Tenant is entitled to any concessions, allowances, rebates or refunds.
Section 3.9Property Statements. Landmark has provided to PRLP a statement of income and expenses and balance sheets of each Property (the “Property Statements”). To Landmark’s Knowledge, the Property Statements fairly and accurately present, in all material respects, the operations of each such Property.
Section 3.10No Litigation. As of the Effective Date, and except as set forth in Schedule 3.10, there are no material actions, suits, claims, arbitrations, governmental investigations or other legal or administrative proceedings (“Legal Proceedings”), or any material orders, decrees or judgments in progress or pending in any state or federal court, or to Landmark’s Knowledge, any other local court or tribunal, or, to Landmark’s Knowledge, threatened against (a) any Landmark Group Party relating to the Properties, or to (b) any Project Company or Series of Landmark Fund relating to the Properties.
Section 3.11Employees. None of the Landmark Group Parties has any employees. None of the Landmark Group Parties is a party to any collective bargaining agreement,

and no collective bargaining agreement is currently being negotiated by any Landmark Group Party.
Section 3.12Insurance. Schedule 3.12 contains a description of all insurance policies held by Landmark Group Parties with respect to the Properties, true and complete copies of which policies have been delivered or otherwise made available to PRLP. All such policies are in full force and effect, and have been issued by licensed insurers, all premiums with respect thereto covering all periods up to and including the Closing Date have been paid, and none of the Landmark Group Parties has received written notice of cancellation or termination with respect to any such policies that remains pending or unresolved. The insurance policies described in Schedule 3.12 are not being assigned or transferred to PRLP.
Section 3.13Brokers and Finders. No Landmark Group Party has employed or engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Closing.
Section 3.14FIRPTA. None of Landmark, any Project Company or any Minority Partner (or, to the extent a Minority Partner is not a regarded person for U.S. federal income tax purposes, the regarded owner of such Minority Partner for such purposes) is a “foreign person” as defined in Section 1445(f)(3) of the Code.
Section 3.15OFAC. No Landmark Group Party nor, to Landmark’s Knowledge, any of their respective direct equity owners nor their respective officers or directors, is a person or entity with whom U.S. persons or entities are restricted from doing business under regulations of the Office of Foreign Asset Control of the Department of the Treasury (“OFAC”), (including those named on OFAC’s Specially Designated Nationals and Blocked Persons List) or under any similar statute, executive order (including the September 24, 2001, Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism) or other similar governmental action.
Section 3.16Compliance with Laws and Private Restrictions. To Landmark’s Knowledge, each Property is in compliance in all material respects with all Applicable Laws, including all Applicable Laws necessary and material to operate such Property for its current use, and all applicable private restrictions, covenants, rules, standards and requirements.
Section 3.17Landmark Group Party Financial Condition. No petition has been filed by or against any Landmark Group Party under the U.S. Federal Bankruptcy Code or any similar state or federal law, and to Landmark’s Knowledge, no such petition has been threatened in writing.
Section 3.18Liabilities. Except for the Existing Debt and the Existing Mezzanine Debt or as disclosed on Schedule 3.18 hereof, on or prior to the Closing Date, neither Landmark Fund (or any Series thereof) nor any Project Company will have any liabilities for indebtedness for borrowed money, and will have no liabilities other than liabilities incurred in the ordinary course of business (including pursuant to any Tenant Leases) and consistent with past practice.

Section 3.19    Ownership of Membership Interests and Properties.
(a)The organizational chart attached as Schedule 3.19(a) hereto is true, complete and correct on and as of the Effective Date. Schedule 3.19(a) identifies the name of each Landmark Group Party and the jurisdiction in which it is organized.
(b)The organizational chart attached as Schedule 3.19(b) hereto is true, complete and correct as of immediately prior to Closing.
Section 3.20Purpose. Since the date of its formation, no Project Company has owned any assets other than the applicable Property set forth opposite such Project Company’s name on Schedule A hereto and other Personal Property ancillary or incidental to the ownership and operation of such Property. Since the date of its formation, no Series of Landmark Fund has owned any assets other than the limited liability company interests in the applicable Project Company or applicable Mezzanine Holding Company as set forth opposite such Series’ name on Schedule B-1 hereto and other Personal Property ancillary or incidental to the ownership and operation of such Project Company.
Section 3.21Taxes. Each Project Company has timely filed all federal Tax Returns and material state and local Tax Returns that it was required to file in accordance with Applicable Laws (taking into account any valid extensions of time for filing), and each such Tax Return is accurate and complete in all material respects. Each Project Company has timely paid all Tax shown on any such Tax Returns and all other material Taxes of such Project Company for taxable periods ending on or prior to the Closing Date, in each case except those which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established. The Project Companies have not requested any extension of time within which to file any Tax Returns, which has not since been filed. To Landmark’s Knowledge, no Project Company has or will have additional material liability for Taxes with respect to any Tax Return that was required by Applicable Laws to be filed on or before the Closing Date. There are no liens on any of the assets of the Project Companies that arose in connection with any failure or alleged failure (whether or not in writing) to pay any Tax. All material Taxes that the Project Companies have been required by law to withhold or collect (including sales and use taxes and amounts required to be withheld or collected in connection with any amount paid or owing to any employee, independent contractor, creditor or other person) have been duly withheld or collected and, to the extent required by Applicable Law, have been paid over to the proper taxing authority. No tax audits or other tax proceedings are pending or being conducted with respect to any Project Company or any Property, nor has any Project Company received any written notice from any Governmental Authority that any such audit or other tax proceeding is pending, threatened or contemplated. No Project Company has waived any statute of limitations with respect to Taxes or agreed to an extension of time with respect to any Tax assessment or deficiency. No Project Company is a party to, or bound by, any Tax allocation or sharing agreement, tax indemnity obligation or similar contract or practice with respect to Taxes, other than agreements entered into in the ordinary course of business that do not primarily relate to Taxes. Each Project Company is treated as a partnership or a disregarded entity for U.S. federal income tax purposes and no Project Company has made any election to be taxable as a corporation. No Project Company owns any assets other than the applicable Property owned by such Project Company and cash or cash equivalents. No Project Company has entered into any “reportable transaction” within the meaning of Section 6011 of the Code.
Section 3.22Options. Other than the ROFO/ROFRs and the Purchase Options, there are no outstanding rights of first refusal to purchase, rights of first offer to purchase, or other options to purchase relating to any Property to which any Landmark Group Party is bound.
Section 3.23Material Contracts. Attached hereto as Schedule 3.23 is a true, correct and complete list of the Material Contracts. Landmark have delivered or made available to PRLP true and complete copies of all Material Contracts. Neither any Acquired Landmark Group Party, nor, to Landmark’s Knowledge, any other party, is in default in its performance of its obligations under any of the Material Contracts. To Landmark’s Knowledge, each of the Material Contracts is in full force and effect in accordance with its terms. No Acquired Landmark Group Party has either given or received any written notice of any breach or default under any Material Contract which has not been cured.
Section 3.24Tenant Inducement Costs. There are no unpaid Tenant Inducement Costs or Brokerage Commissions except as set forth on Schedule 10.4 hereto.
Section 3.25Owner Deposits. Schedule 10.8(a) sets forth a complete and accurate list of the Owner Deposits and the amounts thereof as of the dates thereon.
Section 3.26Related Parties. No stockholder, officer, director, manager or employee of any Landmark Group Party, or any of their Affiliates, is a party to any Contract with any Acquired Landmark Group Party or has any interest in any of the assets used in, or necessary to, the business of the Properties.
Section 3.27New Tenant Leases. Each of the New Tenant Leases set forth on Schedule 3.27 has been executed by the applicable Project Company and Tenant party thereto and remains in full force and effect.
Section 3.28Investment Representations.
(a)Each of the Series of Landmark Fund and the Surviving Mezzanine Holding Company entitled to receive any Issued Units pursuant to Section 2.4(a) (collectively, the “Holders” and each, a “Holder”) acknowledges that: (i) PRLP intends that the offer and issuance of Issued Units to be exempt from registration under the Securities Act and the applicable state securities laws by virtue of the status of each Holder as an “accredited investor” (as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act), and that each Holder is acquiring the Issued Units in a transaction exempt from registration pursuant to Rule 506 of Regulation D promulgated under the Securities Act; and (ii) in issuing any Issued Units pursuant to the terms of this Agreement, PRLP is relying on the representations made herein by each Holder.
(b)In receiving Issued Units and engaging in the transactions contemplated by this Agreement, no Holder will rely upon any representations made to it by PRLP, its Affiliates or any of their respective partners, members, officers, directors, employees, or agents as to tax matters, securities matters, operations or prospects of the business of PRLP or its Affiliates, or advisability of acquiring interests in PRLP that are not contained herein or in the Tax

Protection Agreement. Each Holder has obtained from its respective own counsel advice regarding the transactions contemplated by this Agreement, including, without limitation, the tax consequences of, as applicable: (i) the transfer of interests in the Project Companies to PRLP on the terms hereof and the receipt of Issued Units as consideration therefor; and (ii) the admission as a limited partner of PRLP and is not relying on any tax advice made by PRLP.
(c)Each Holder acknowledges that it has had an opportunity to ask questions of and to receive answers from PRLP, or from a Person or Persons authorized to act on its behalf, concerning the terms and conditions of the Issued Units and the financial condition, affairs, and business of PRLP and DOC. Each Holder confirms that PRLP has provided copies of any documents, records, and information pertaining to the Issued Units that such Holder has requested and deems necessary to determine whether to enter into this Agreement and receive the Issued Units as partial consideration hereunder.
(d)Each Holder understands that the Issued Units will not be registered under the Securities Act or any state securities laws and are instead being offered and sold in reliance on an exemption from such registration requirements. Each Holder represents for itself that any Issued Units issued to such Holder are being acquired solely for such Holder’s own account, for investment, and are not being acquired with a view to, or for resale in connection with, any distribution, subdivision, or fractionalization thereof, in violation of applicable securities laws, and such Holder does not have any present intention to enter into any contract, undertaking, agreement, or arrangement with respect to any such resale, in each case other than as provided for and permitted under this Agreement.
(e)Each Holder receiving any Issued Units is, and as of the Closing Date will be, an “accredited investor,” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act. Each Holder hereby covenants and agrees to provide to PRLP prior to the Closing, if requested by PRLP, a completed and executed accredited investor questionnaire confirming that such Holder is an accredited investor, as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act.
PRLP HEREBY ACKNOWLEDGES AND AGREES THAT, EXCEPT WITH RESPECT TO THE LANDMARK REPRESENTATIONS, THE PROPERTIES ARE HEREBY SOLD, AND PRLP SHALL TAKE AND ACCEPT TITLE TO AND POSSESSION OF SUCH PROPERTIES ON THE CLOSING DATE, “AS IS, WHERE IS, WITH ALL FAULTS,” WITH NO RIGHT OF SET-OFF, CONTRIBUTION, COST RECOVERY OR REDUCTION IN THE TRANSACTION VALUE, AND THAT, EXCEPT FOR THE LANDMARK REPRESENTATIONS, SUCH SALE SHALL BE WITHOUT REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE WHATSOEVER BY LANDMARK, WHETHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, INCLUDING, WARRANTY OF INCOME POTENTIAL, OPERATING EXPENSES, USES, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND LANDMARK DOES HEREBY DISCLAIM AND RENOUNCE ANY SUCH REPRESENTATION OR WARRANTY. PRLP SPECIFICALLY ACKNOWLEDGES THAT, EXCEPT FOR THE LANDMARK REPRESENTATIONS, PRLP IS NOT RELYING ON ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE WHATSOEVER, WHETHER ORAL OR WRITTEN, EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE, FROM LANDMARK AS TO ANY MATTERS CONCERNING THE PROPERTIES,

INCLUDING: (1) THE CONDITION OR SAFETY OF THE LAND OR ANY IMPROVEMENTS THEREON, INCLUDING, BUT NOT LIMITED TO, PLUMBING, SEWER, HEATING AND ELECTRICAL SYSTEMS, ROOFING, AIR CONDITIONING, IF ANY, FOUNDATIONS, SOILS AND GEOLOGY, INCLUDING HAZARDOUS SUBSTANCES, LOT SIZE, OR SUITABILITY OF THE PROPERTIES FOR A PARTICULAR PURPOSE; (2) WHETHER THE APPLIANCES, IF ANY, PLUMBING, OR UTILITIES ARE IN WORKING ORDER; (3) THE HABITABILITY OR SUITABILITY FOR OCCUPANCY OF ANY STRUCTURE AND THE QUALITY OF ITS CONSTRUCTION; (4) THE FITNESS OF ANY PERSONAL PROPERTY; (5) WHETHER THE IMPROVEMENTS ARE STRUCTURALLY SOUND, IN GOOD CONDITION, OR IN COMPLIANCE WITH APPLICABLE CITY, COUNTY, STATE, OR FEDERAL STATUTES, CODES, OR ORDINANCES; (6) THE OPERATING PERFORMANCE AND INCOME AND EXPENSES OF THE PROPERTIES; AND (7) ANY OTHER MATTERS NOT OTHERWISE ENUMERATED HEREINABOVE.
Article IV

REPRESENTATIONS AND WARRANTIES OF PRLP
PRLP represents and warrants to Landmark, as of the Effective Date and as of the Closing Date, as follows:
Section 4.1Organization and Qualification. PRLP is (a) a duly organized and validly existing limited partnership and in good standing under the laws of the jurisdiction in which it is formed with all requisite power and authority to carry on its business as currently being conducted and to own or lease and operate the assets it owns or leases as and in the places now owned, leased or operated; and (b) duly qualified or licensed to do business and is in good standing in the jurisdiction in which the nature of its business or the ownership, construction, management or operation of its assets makes such qualification or licensing necessary. PRLP has provided to Landmark complete and correct copy of its Organizational Documents.
Section 4.2Authority, Binding Effect.
(a)PRLP has, and at Closing, will have, the requisite limited partnership right, power and authority, to execute, deliver and perform its obligations with respect to this Agreement and the PRLP Documents, including the obligations to make the contributions described in Article II. The execution, delivery, performance and consummation of this Agreement, the PRLP Documents and all of the transactions contemplated herein and therein have been duly authorized and approved by all necessary corporate action of PRLP.
(b)This Agreement and the PRLP Documents, upon due execution and delivery by PRLP and the other parties hereto or thereto, will constitute the legal, valid, and binding obligation of PRLP, enforceable against PRLP in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally or by application of equitable principles (regardless of whether enforceability is considered in a proceeding at law or in equity).

(c)The execution, delivery and performance of this Agreement and the PRLP Documents by PRLP does not and will not (directly or indirectly and with or without notice or lapse of time): (i) conflict with or result in any breach or violation of the provisions of, or constitute a default under its Organizational Documents; (ii) violate any Contract to which PRLP is a party, or by which it or any of its assets are bound, or result in the termination of any such instrument or termination of any provisions in such instrument; or (iii) violate any Applicable Law that would, individually or in the aggregate, have a material and adverse effect on the ability of PRLP to consummate the transactions contemplated by this Agreement.
Section 4.3No Litigation. As of the Effective Date, PRLP is not a party to, or defending or subject to, any material Legal Proceedings, nor, to PRLP’s Knowledge, any such material Legal Proceedings threatened against PRLP.
Section 4.4Governmental Approvals. PRLP is not required to submit any notice, report or other filing with any Governmental Authority in connection with its execution or delivery of this Agreement or any PRLP Document to which it is a party or the consummation of the transactions contemplated hereby and no consent, approval or authorization of any Governmental Authority is required to be obtained by PRLP in connection with the execution, delivery and performance of this Agreement.
Section 4.5Brokers and Finders. PRLP has not employed or engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Closing.
Section 4.6Available Funds. Upon Closing, PRLP will have immediately available to it, sufficient funds to pay or contribute all amounts required to be paid or contributed by PRLP to any Landmark Group Party, Existing Lender or any other Person at Closing pursuant to this Agreement and all costs and expenses to the extent due and payable by PRLP as of Closing as required by this Agreement. The Parties acknowledge that this transaction is not subject to any financing condition except as expressly set forth in Section 1.4.
Section 4.7Landmark Representations. PRLP acknowledges and agrees that neither Landmark nor any of its respective Affiliates, representatives or agents have made, nor are they making, any representations or warranties whatsoever regarding the Properties, Landmark or the subject matter of this Agreement, express or implied, except for the Landmark Representations, and that PRLP is not relying, and has not relied, on any representations or warranties whatsoever regarding the Properties or the subject matter of this Agreement, express or implied, except for the Landmark Representations.
Section 4.8PRLP Documents. PRLP has delivered or made available to Landmark a true and correct copy of the PRLP Limited Partnership Agreement, and the PRLP Limited Partnership Agreement has not been amended, restated or otherwise modified since such date.
Section 4.9Exchange Listing. The Common Shares, par value $.01 per share, of DOC are listed on The New York Stock Exchange.

Section 4.10Issued Units. The Common Units and Preferred Units being issued to the Holders have been duly authorized and, when issued in accordance with the terms of this Agreement and the PRLP Limited Partnership Agreement, will be validly issued, fully paid and non-assessable.
Notwithstanding anything to the contrary contained herein, any reference in this Agreement to “PRLP’s Knowledge” or words of similar import shall be deemed to refer exclusively to matters within the actual knowledge of Mark D. Theine and John T. Thomas (“PRLP Knowledge Individuals”), which individuals are the individuals in PRLP’s organization who are most knowledgeable, as of the Effective Date, of the matters set forth herein; provided, that the PRLP Knowledge Individuals shall not have any personal obligation or liability hereunder. Notwithstanding anything to the contrary contained in this Agreement, PRLP’s Knowledge shall be deemed to include (a) the information provided on the face of the Disclosure Schedules and (b) all information contained in the surveys, title commitments, zoning reports, environmental reports, studies and analyses commissioned by PRLP to the extent discoverable or otherwise identifiable in such document.
Article V

COVENANTS OF LANDMARK
In each case subject to earlier termination of this Agreement, and except as otherwise consented to or approved by PRLP in advance in writing or as contemplated in this Agreement, Landmark covenants and agrees as follows:
Section 5.1Interim Operating Covenants.
(a)From the Effective Date through the Closing Date, Landmark shall, and shall cause the applicable Project Company which owns or leases each Property to, continue to operate and maintain each such Property in the ordinary course of business consistent with past practices and in accordance with the standards of operation and maintenance generally prevailing during its ownership or lease of such Property.
(b)From the Effective Date through the Closing Date, Landmark shall not take (and shall not permit any other Landmark Group Party to take) any of the following actions without the prior written consent of PRLP, unless otherwise contemplated by this Agreement or required to do so under Applicable Laws: (i) liquidate, dissolve or wind-up the business and affairs of any Project Company, (ii) issue, redeem, repurchase, dispose, transfer, assign, pledge, encumber, convey, hypothecate, or sell (or permit or authorize any of the foregoing), either directly or indirectly, any Equity Securities of any Landmark Group Party or make any non-cash distributions (in each case other than (x) in accordance with the ordinary course of business of each Project Company, including, without limitation, the normal course of change of ownership of such Project Company due to changes in the occupancy of the applicable Property by space tenants, (y) the issuance or transfer of Equity Securities to reflect the ownership of each Project Company on the Closing Date Organizational Chart attached hereto as Schedule 3.19(b) and (z) in accordance with the terms and conditions of this Agreement and the terms of the Project Company Operating Agreements), (iii) split, combine or reclassify any securities of any Landmark Group

Party or issue or authorize the issuance of any additional or other securities in respect of, in lieu of or in substitution for securities of such Landmark Group Party, (iv) purchase, redeem or otherwise acquire any securities or any options, warrants or other rights to acquire any such securities, (v) enter into, assume or become subject to any Material Contract, (vi) amend, compromise, settle or waive any material right under, cancel or terminate any Contract to which it is a party or by which any Property is bound or affected, (vii) make, change or revoke any material tax election, change any tax annual accounting period, or fail to pay any tax as it becomes due, unless such tax is being contested in good faith by appropriate proceedings and for which adequate reserves have been established, or (viii) adopt or make any change in any method of accounting or accounting practice or policy.
(c)From the Effective Date through the Closing Date, Landmark shall not take (and shall not permit any other Landmark Group Party to take) any of the following actions without the prior written consent of PRLP, unless otherwise contemplated by this Agreement or required to do so under Applicable Laws, or any actions taken, or omitted, in response to COVID-19 or COVID-19 Measures, or under the terms of any Ground Lease, Tenant Lease, material contract or document previously provided to PRLP or which are of record: (i) make or permit to be made any material capital alterations to or upon the Property (except as provided in the last sentence of this Section) or as reasonably required after a casualty or condemnation, (ii) remove or permit the removal from such Property of any fixtures, mechanical equipment, or any other item owned by any Project Company and included in such Property except when replaced with items of equal or greater quality and except for the use and consumption of inventory, office and other supplies and spare parts, and the replacement of worn out, obsolete and defective tools, equipment and appliances, in the ordinary course of business, (iii) apply any security deposits held by or on behalf of any Project Company to amounts due under the Tenant Leases, unless as permitted under the respective Tenant Leases in connection with a default thereunder, (iv) cancel, amend or modify in any material respect any material Licenses and Permits held by or on behalf of any Project Company with respect to any of the Properties, or (v) cancel, amend or modify in any material respect any Ground Lease (other than the Yulee Ground Lease Amendment).
(d)Notwithstanding the foregoing or anything herein to the contrary, (i) Landmark shall have no obligation to cause any Project Company to perform any capital alterations or Improvements on any Property prior to Closing, (ii) Landmark shall have the right to cause Project Companies to perform or continue to perform any capital alterations or Improvements to or upon the Properties without the prior written consent of PRLP provided that such capital alterations or Improvements are required by Applicable Laws, or are being made to cure an emergency at the Properties, or are set forth in Schedule 5.1 or are otherwise required under the terms of any Ground Lease or Tenant Lease or any material contracts or documents previously provided to PRLP or which are of record, (iii) with prior written notice to PRLP, Landmark shall have the right to cause Project Companies to enter into, cancel, amend or modify in any material respect any Tenant Lease, in each case, in the ordinary course of business consistent with past practice, including, to the extent not executed as of the Effective Date, entering into those certain New Tenant Leases, provided, that PRLP shall be promptly informed of all such decisions and actions taken, and (iv) Landmark Group Parties shall have the right to cause to be amended any Tenant Lease with Landmark Healthcare Facilities, LLC in order to make the term of such Tenant Lease coterminous with the term of the applicable property management agreement with Landmark Healthcare Facilities, LLC for the Property encumbered thereby.

Section 5.2Liens. From the Effective Date through the Closing Date, Landmark shall not permit any Acquired Landmark Group Party to incur any indebtedness for borrowed money, guarantee indebtedness of any other Party or create or permit to become effective any Liens, other than the Permitted Liens, the Landmark Bridge Financing, those matters set forth on Schedule 5.2 hereto and any other Lien arising in the ordinary course of business and consistent with past practice so long as such other Lien is removed, satisfied or, if approved by PRLP in its reasonable discretion, otherwise bonded over at or prior to Closing, such that such Lien is not included as an exception on any Title Policy.
Section 5.3Due Diligence Period; Inspection Rights.
(a)Notwithstanding anything to the contrary contained herein, PRLP shall have, during the Due Diligence Period, the right to perform any investigations and/or due diligence with respect to the ownership, development, construction, operation, condition, management, use and leasing of the Properties, including its due diligence of all items, including each of the Properties and the Project Companies. PRLP’s investigations may include, but are not limited to, any or all of the following: a review of the Ground Leases, Tenant Leases and Material Contracts, structural and engineering inspections, and a Phase I environmental site assessment. In addition, PRLP shall have the right, but not the obligation, during the Due Diligence Period to conduct reviews of zoning, building code and other applicable ordinances to determine whether each Property is in compliance therewith. All such inspections and reviews shall be at the sole cost and expense of PRLP.
(b)Subject to the terms and conditions of this Agreement, the terms of the Ground Leases and the rights of any tenants under any Tenant Leases at the Properties and all Applicable Laws, Landmark shall (i) upon not less than forty-eight (48) hours prior notice from PRLP, at reasonable business hours, afford to PRLP reasonable access to the Real Property in order to examine and inspect the Real Property, including the Books and Records, and the other assets, properties and books and records of the Surviving Project Companies, and (ii) furnish to PRLP information reasonably requested relating to the Real Property and the Surviving Project Companies; provided, however, except as set forth in Section 5.6, such access shall not include the right to meet with any Tenants.
(c)All tests, investigations and studies conducted by PRLP during the Due Diligence Period shall be conducted during the normal business hours of the applicable Property and PRLP shall not unreasonably interfere with the use, occupancy or operation of any Property. Landmark shall have the opportunity to have one or more of its representatives present during any such tests, investigations and studies. PRLP shall not conduct or allow any physically intrusive testing of, on or under any Property or to perform any sampling, boring, drilling or other intrusive testing into the ground or structures constituting the Real Property, in each case, without first obtaining Landmark’s prior written consent as to the timing and scope of the work to be performed and, upon Landmark’s request, entering into an access and inspection agreement in a form acceptable to Landmark in its sole discretion.
(d)PRLP agrees and covenants not to disclose any of the reports or other documentation or information obtained by PRLP which relates to the Properties or any Landmark Group Party in any way to any third party prior to the Closing, without Landmark’s prior written consent (other than to lenders, potential investors, accountants, attorneys and other professionals and consultants working for PRLP in connection with the acquisition and leasing of the Property on a need-to-know basis), all of which reports, documentation or other information shall be used by PRLP and its agents solely in connection with the transactions contemplated hereby unless PRLP is obligated by law to make such disclosure. In the event PRLP is required to make a disclosure under the law, it shall notify Landmark prior to making any such disclosure to enable Landmark to seek a protective order. Notwithstanding the foregoing, in the event Landmark is unable to obtain such protective order prior to the date upon which PRLP must make any such disclosure, PRLP shall nonetheless be permitted to disclose any information as may be required by Applicable Law. If requested by Landmark, PRLP shall promptly deliver to Landmark copies of any of the reports or other documentation or information obtained by PRLP which relates to the Properties or any Landmark Group Party in any way and used by PRLP in connection with its due diligence review.
(e)PRLP shall take, or cause PRLP’s representatives, employees and/or agents to take, all reasonably necessary actions to insure that neither PRLP nor any of its representatives, employees or agents shall unreasonably interfere with the ongoing operations occurring at the Property during the course of performing any such inspections, including, without limitation, any operations of Tenants, or cause damage, loss, cost or expense to the Real Property, Landmark, any Tenants or any invitee at any Property. To the extent of any damage caused by PRLP or any agent, representative or contractor or other Person entering onto any Property on behalf of, or at the direction of, PRLP (each, a “PRLP Representative”) to any Property or assets located thereat, PRLP shall promptly restore such property to its condition immediately preceding such inspections and examinations and shall keep all such property free and clear of any mechanic’s liens or materialmen’s liens arising as a result such inspections and investigations (and promptly cause, at PRLP’s sole cost and expense, the removal of any such mechanic’s liens or materialmen’s liens).
(f)PRLP shall indemnify, defend, and hold the Landmark Indemnified Parties harmless for, from, and against any and all claims, liabilities costs and/or expenses incurred by any Landmark Indemnified Party in connection with, or as a result of, the entry of any PRLP Representative onto the Property or resulting from the action or inaction of any of the PRLP Representatives while at the Property prior to the Closing Date including, costs and expenses arising or resulting from (i) loss, injury to or death of any PRLP Representative or any Landmark Indemnified Party, as applicable (waiving all limitations under workers’ compensation), and (ii) any loss, damage, cost and/or expense to or destruction of any property owned by any Landmark Indemnified Party (including claims or liabilities for loss of use of any property). Without limiting the indemnity obligations set forth in this Section 5.3(f), PRLP shall maintain, at PRLP’s sole cost and expense, liability insurance reasonably satisfactory to Landmark, in Landmark’s sole discretion, and such policy shall name Landmark, its lenders, each Project Company and any other Landmark Affiliates designated by Landmark in writing as additional insureds and shall provide that such policy cannot be cancelled without thirty (30) days’ written notice to Landmark. If requested in writing, PRLP shall deliver reasonably satisfactory evidence of such insurance to Landmark prior to or concurrently with any entry of PRLP or any PRLP Representative onto the Property. Furthermore, any coverage written on a “Claims-Made” basis shall be kept in force, either by renewal or the purchase of an extended reporting period, for a minimum period of one (1) year following the Closing or other termination of this Agreement.

(g)The obligations of PRLP under this Section 5.3 shall survive the Closing or earlier termination of this Agreement.
Section 5.4Title Insurance and Surveys.
(a)Prior to the Effective Date, Landmark has provided to PRLP (i) title commitments for each Real Property (collectively, the “Initial Title Commitments”), issued by the New York office of First Nationwide Title, an AmTrust Financial Company (the “Title Company”), together with copies of all recorded exceptions to title referred to therein, and (ii) an existing survey of each Real Property (collectively, the “Existing Surveys”). PRLP shall examine and approve (subject to Section 5.4(b) below) the Initial Title Commitments and the Existing Surveys during the Due Diligence Period.
(b)Within five (5) Business Days of receipt of the Initial Title Commitments and the Existing Surveys from Landmark, but in no event later than five (5) Business Days prior to the expiration of the Due Diligence Period, PRLP shall provide Landmark and the Title Company with written notice (the “Title Objection Notice”) of any conditions, deficiencies or matters to which PRLP objects (“Title Objections”). If PRLP shall fail to timely give a Title Objection Notice, PRLP shall be deemed to have no Title Objections with respect to the Initial Title Commitments or Existing Surveys and any matters disclosed by such Initial Title Commitment or Existing Survey shall be deemed to be “Permitted Liens” for purposes of this Agreement.
(c)Within five (5) Business Days after receipt of the Title Objection Notice (such period, with respect to a Title Objection Notice or an Updated Title Objection Notice, the “Landmark Response Period”), Landmark shall notify PRLP in writing of Landmark’s agreement to cure, at Landmark’s sole expense, or Landmark’s election not to cure, such Title Objections (“Landmark’s Response Notice”). If Landmark shall fail to timely give Landmark’s Response Notice, Landmark shall be deemed to have elected to not cure such Title Objections. In the event Landmark elects (or is deemed to have elected) not to cure any of the Title Objections, then PRLP shall notify Landmark and Title Company, within five (5) days following receipt of Landmark’s Response Notice (or the expiration of the deadline for the giving of Landmark’s Response Notice, if Landmark fails to timely give Landmark’s Response Notice), of PRLP’s election, in its sole and absolute discretion, either to (i) to terminate this Agreement as to the Property encumbered by such Title Objection (but not as to any other Property), in which event the Allocated Deposit for such Property shall be returned to PRLP, such Property shall be designated as a Kick-Out Property, and the Parties shall have no further obligations or liabilities under this Agreement with respect to such Property only (other than the Surviving Obligations) or (ii) to waive its objection to the Title Objections that Landmark either refused to cure, or could not cure, and to proceed to Closing (with no adjustment to the Transaction Value or any liability or obligation on the part of Landmark by reason of such Title Objections). If PRLP fails to timely notify Landmark in writing of its election under either the foregoing clause (i) or (ii) in the immediately preceding sentence, PRLP will be deemed to have elected to proceed to close as described in the foregoing clause (ii).
(d)Notwithstanding the foregoing in this Section 5.4, Landmark shall not be required to bring any action or proceeding or to otherwise incur any expense to remove or discharge any Title Objection, except that Landmark agrees to remove the following items

(regardless of cause) (in each case so long as such removal is consistent with the Transaction Steps): (i) any mortgage placed on the Property by Landmark, including, without limitation, any assignment of leases and rents, UCC-1 financing statement or other similar document relating to such mortgage to the extent not contemplated by Article II to remain of record following Closing, (ii) mechanics’ liens for work performed at Landmark’s request (excluding any mechanics’ liens for work performed by, on behalf of, or at the request of, any tenant), judgments against Landmark, any Tax liens other than liens described in Section 5.4(e)(B) and other involuntary liens, and (iii) any other matter of record which does not constitute a Permitted Liens so long as (1) such removal or discharge can reasonably be expected to be accomplished within a period of sixty (60) days beyond the date scheduled for the Closing and (2) the sum of money required to accomplish such removal or discharge does not exceed $500,000 in the aggregate.
(e)Prior to Closing, PRLP shall have the right to order updates to the Initial Title Commitments and/or Existing Surveys and in the event that any such update reveals any new matter not previously shown or disclosed on the Initial Title Commitments or Existing Surveys which (i) in the aggregate with any other new matter, could reasonably be expected to have a material adverse effect on the use or value of any individual Property, or (ii) may be removed or cured by the payment of a readily ascertainable amount (each, a “New Title Matter”), PRLP shall have the right to object, in writing and in its reasonable discretion, to such New Title Matter within ten (10) Business Days after receipt of such update, as applicable (which period may extend beyond the Scheduled Closing Date, or any other proposed Closing Date, and PRLP shall have the right to extend the Closing Date, if necessary, in accordance with the terms of this Section 5.4), with any notice specifying any New Title Matter to which PRLP objects (such notice being referred to herein as the “Updated Title Objection Notice”). The failure of PRLP to object to any New Title Matter within said ten (10) Business Day period shall be deemed a waiver by PRLP of its right to object to such New Title Matter and, in such event, such New Title Matter shall be deemed approved by PRLP and shall be a Permitted Lien. Notwithstanding the foregoing, PRLP shall not have the right to disapprove any of the following, all of which (together with all other matters deemed approved by PRLP pursuant to terms hereof) shall be deemed to be Permitted Liens hereunder: (A) matters created, or consented to in a separate written consent, by PRLP, (B) all Liens for Taxes, assessments, water rates, water meter charges, water frontage charges and sewer Taxes, rents and charges, if any, provided that such items are not due and payable (or are being contested in good faith pursuant to appropriate proceedings), (C) any matter reflected in any Initial Title Commitments or Existing Surveys to the extent not objected to by PRLP in the Title Objection Notice or waived by PRLP under Section 5.4(c), (D) the Liens of the Existing Debt and Existing Mezzanine Debt to the extent contemplated to remain in effect after Closing by Article II, (E) with respect to Leased Properties, the Ground Lease and the rights of the ground lessor thereunder, (F) the rights of the tenants under the Tenant Leases or the rights of any other occupants of the Property, (G) any Applicable Laws (including those related to building, zoning and land use) affecting the development, use, occupancy or enjoyment of any portion of the Real Property, to the extent not violated by the current use, occupancy and enjoyment of the Real Property, and (H) the standard preprinted exceptions to each Title Policy. If PRLP delivers an Updated Title Objection Notice to Landmark within the above-described ten (10) Business Day period, Landmark shall have the Landmark Response Period in which to send PRLP an updated Landmark’s Response Notice informing PRLP of which New Title Matters Landmark will agree to cure prior to the Closing Date (as the same may be extended as provided herein). If Landmark fails to deliver an updated Landmark’s Response Notice to PRLP on or before the expiration of the Landmark Response Period, Landmark shall be deemed to have refused to cure such New Title Matter. The Closing Date may be extended by PRLP or Landmark to accommodate the notice and cure periods contemplated herein, provided that the Closing Date shall not be extended by Landmark for a period of more than forty-five (45) days for the purposes of Landmark curing any New Title Matter to which PRLP has objected and which Landmark have informed PRLP they have agreed to cure. If Landmark is unable after using commercially reasonable efforts during such period to cure any such New Title Matter, Landmark shall be deemed to have refused to cure such New Title Matter. If Landmark refuses (or is deemed to have refused) to cure any New Title Matter set forth in the Updated Title Objection Notice, PRLP shall have ten (10) Business Days after receipt of the updated Landmark’s Response Notice (or, if Landmark has not responded to the Title Objection Notice, then within ten (10) Business Days following the expiration of the Landmark Response Period) in which to advise Landmark in writing of PRLP’s election (x) to waive its objection to the New Title Matters that Landmark either refused to cure, or could not cure, and to proceed to Closing (with no adjustment to the Transaction Value or any liability or obligation on the part of Landmark by reason of such New Title Matters) or (y) to terminate this Agreement as to the Property encumbered by such New Title Matter (but not as to any other Property), in which event the Allocated Deposit for such Property shall be returned to PRLP, such Property shall be designated as a Kick-Out Property, and the Parties shall have no further obligations or liabilities under this Agreement with respect to such Property only (other than the Surviving Obligations); provided, however, the Parties’ obligations and liabilities with respect to the other Properties shall not be affected and remain outstanding following such termination. If PRLP does not terminate this Agreement as to the applicable Property pursuant to the preceding sentence, then all New Title Matters appearing in the Title Objection Notice that Landmark either did not agree to cure (as set forth in the updated Landmark’s Response Notice) or could not cure prior to Closing shall be deemed Permitted Liens. PRLP agrees that Landmark may cure any objectionable matter, including any Title Objection or New Title Matter, by causing the Title Company to remove the same as an exception in the applicable Title Policy or to affirmatively insure over such matter. Notwithstanding the foregoing, with respect to any monetary Lien that, may be removed by the payment of a readily ascertainable amount and that is included in any Title Objection Notice or Updated Title Objection Notice, Landmark shall be obligated to remove the same at or prior to Closing, provided that if such Lien(s) is not the result of any affirmative act of any Landmark Group Party, Landmark shall have no obligation (but may elect in their sole and absolute discretion) to pay any amount in excess of $500,000, in the aggregate, in connection therewith but shall be obligated, if directed by PRLP in its sole discretion, to cause the Title Company to affirmatively insure over such matter. Notwithstanding anything to the contrary contained herein, if Landmark agrees in any Landmark’s Response Notice to cure any New Title Matter objected to by PRLP in any Title Objection Notice and nonetheless fail to so cure any such New Title Matter on or before the Closing Date, PRLP shall have the right to either (1) waive its objection to the New Title Matters that Landmark shall fail to cure and proceed to Closing (with no adjustment to the Transaction Value or any liability or obligation on the part of Landmark by reason of such New Title Matters) or (2) terminate this Agreement with respect to such Property, in which event the Allocated Deposit for the Property encumbered by such New Title Matter shall be returned to PRLP, such Property shall be designated as a Kick-Out Property, and the Parties shall have no further obligations or liabilities under this Agreement with respect to such Property (other than the Surviving Obligations); provided, however, the Parties’ obligations and liabilities with respect to the other Properties shall not be affected and remain outstanding following such termination.
(f)The title insurance policy issued in connection with the Closing shall insure the leasehold interest (with respect to Leased Properties) or fee simple interest (with respect to the Riverside Fee Owned Property) of the applicable Project Company in the Real Property the current ALTA Form, issued by the Title Company, subject to only the Permitted Liens and including extended coverage over the standard preprinted exceptions (each a “Title Policy” and collectively the “Title Policies”). PRLP shall be entitled to request that the Title Company provide endorsements to the Title Policies as PRLP may reasonably require, provided that (i) such endorsements shall be at no cost to, and shall impose no additional liability on, Landmark, (ii) PRLP’s obligations under this Agreement shall not be conditioned upon its ability to obtain such endorsements and, if PRLP is unable to obtain such endorsements, PRLP shall nevertheless be obligated to proceed to close the transactions contemplated hereby without reduction of or set off against the Transaction Value, and (iii) the Closing shall not be delayed as a result of PRLP’s request. Any modifications to the Existing Surveys shall be paid for by PRLP and shall not be a condition to the obligation of PRLP to close the transactions contemplated hereby. Landmark shall (or shall cause the applicable Project Company to) and PRLP shall execute customary affidavits, gap indemnities and other instruments, in forms reasonably agreed by the party(ies) thereto, as reasonably requested by the Title Company to cause the Title Company to issue the Title Policies. Except as set forth herein, each Party shall be responsible for the costs of the Title Policies and endorsements thereto in accordance the provisions of Section 10.9.
Section 5.5Due Diligence Termination Right. PRLP shall have the right at any time on or before the expiration of the Due Diligence Period (the “Due Diligence Termination Date”) at PRLP’s election, in its sole and absolute discretion, to terminate this Agreement with respect to any Property if PRLP determines in good faith that all or any portion of such Property (each such Property, an “Objectionable Property”) is not acceptable to PRLP; provided, that, promptly upon such determination, PRLP shall deliver to Landmark a written notice (“Property Objection Notice”) identifying the Objectionable Property and any conditions, deficiencies or matters which PRLP deems unacceptable (collectively, the “Property Objections”), and, for thirty (30) days following the Property Objection Notice, the Parties shall cooperate in good faith to cure and resolve, at no cost to Landmark (unless Landmark, in its sole and absolute discretion, elects to cover the cost to cure and resolve such Property Objections or to provide a credit in the amount of the cost to cure and resolve such Property Objections against the Allocated Transaction Value for the applicable Property at Closing), the Property Objections that are capable of cure or resolution, in each case to PRLP’s reasonable satisfaction; provided, further, that if the Parties are unable to resolve all of the Property Objections to PRLP’s reasonable satisfaction within thirty (30) days following the Property Objection Notice, PRLP shall have the right to terminate this Agreement, at PRLP’s election and in its sole and absolute discretion, as to the Objectionable Property (but not as to any other Property), in which event the Allocated Deposit for the Objectionable Property shall be returned to PRLP, the Objectionable Property shall be designated as a Kick-Out Property, and the Parties shall have no further obligations or liabilities under this Agreement with respect to the Objectionable Property only (other than the Surviving Obligations). In the event that PRLP fails to deliver a written notice to Landmark and Escrow Agent waiving its termination right hereunder on or before the Due Diligence Termination Date, then PRLP shall be deemed to have waived its right to terminate this Agreement under this Section 5.5 and the Parties shall proceed to Closing.
Section 5.6Tenant Interviews. Subject to the terms and conditions of this Section 5.6, the terms of the Ground Leases and the rights of any Tenants at the Properties and all Applicable Laws, Landmark shall afford to PRLP reasonable access to each of the Tenants in order to permit PRLP to interview such Tenants.   PRLP shall have the right during the period (the “Tenant Interview Period”) commencing on the date Landmark notifies PRLP that it may proceed with the interviews at the applicable Properties (each, an “Interview Start Notice”) and continuing until the date which is twenty (20) Business Days thereafter to arrange and conduct interviews with the Tenants at each Property; provided, that Landmark shall use commercially reasonable efforts to facilitate the scheduling of PRLP’s interviews with the Tenants during the Tenant Interview Period; provided, further, Landmark and/or its agents shall be given the opportunity and permitted to observe all such Tenant interviews. Interview Start Notices for all Properties must be issued by Landmark within thirty (30) days after the Effective Date.
Section 5.7Updates. Landmark shall, no later than five (5) Business Days prior to Closing (such time period up to the Closing Date, the “Comment Period”), provide to PRLP an updated Schedule 2.4(a) which shall contain any updates to the information previously set forth on such schedule, as well as, among other pertinent information as may be reasonably requested by PRLP, (a) the full legal name and address of each Person receiving any Units or cash pursuant to this Agreement, (b) such Person’s employer identification number (EIN), taxpayer identification number (TIN) or social security number (SSN), as applicable, (c) such Person’s contact information (mailing address, phone number, email address and details of contact person), (d) dollar value of the Minority Interest Merger Consideration or Unit Value being received, as applicable, in each case as calculated and determined pursuant to and in accordance with this Agreement), (e) calculation of the number of Common Units and Preferred Units being received by such person pursuant to Section 2.4(b), and (f) the calculation of the amounts described in Section 1.1(d) (the “Merger Consideration Spreadsheet”). During the Comment Period, PRLP shall be afforded a reasonable opportunity to review and comment on the Merger Consideration Spreadsheet, and Landmark shall consider such comments in good faith and incorporate any mutually agreed upon comments into the Merger Consideration Spreadsheet prior to Closing.
Section 5.8Further Assurances. In addition to the acts and deeds recited herein and contemplated to be performed, executed or delivered by Landmark, Landmark hereby agrees to perform, execute and deliver, or cause to be performed, executed and delivered, on or prior to the Closing Date or thereafter any and all such further acts, deeds and assurances PRLP may reasonably require in order to consummate fully the transactions contemplated hereunder, including using its commercially reasonable efforts to (a) obtain the Required Approvals/Rejections as soon as reasonably practicable following the Effective Date and (b) satisfy the requirements (or facilitate the satisfaction of the requirements) under the PRT Credit Facility in connection therewith, provided, that for the purposes of this Section 5.8, Landmark shall have no obligation to incur additional out-of-pocket cost (including, without limitation, transfer tax cost) other than its obligation to cause Landmark to provide the Vertical Slice Guaranty. The obligation of the Parties under this Section 5.8 shall survive Closing.

Article VI

COVENANTS OF PRLP
In each case subject to earlier termination of this Agreement, PRLP covenants and agrees with Landmark that:
Section 6.1Cooperation. For a six (6) year period following the Closing Date, PRLP shall provide to Landmark reasonable access during normal business hours to the Books and Records in PRLP’s possession concerning the Properties for which Closing occurred hereunder with respect to all transactions occurring prior to the Closing that are required by Landmark to respond to any third party litigation, government audit, or other audit (the “Purpose”); provided that Landmark shall use commercially reasonable efforts to combine and consolidate any such requests to the extent practicable. All such Books and Records shall be deemed Information and shall be referenced by Landmark for the Purpose or other legitimate business purpose or legal requirement unrelated to Article VIII of this Agreement, but otherwise subject to the terms of Section 7.1. Landmark shall be responsible for the cost and expense of copying any records in PRLP’s possession. The obligation of the Parties under this Section 6.1 shall survive Closing.
Section 6.2Further Assurances. In addition to the acts and deeds recited herein and contemplated to be performed, executed or delivered by PRLP, PRLP hereby agrees to perform, execute and deliver, or cause to be performed, executed and delivered, on or prior to the Closing Date or thereafter, any and all such further acts, deeds and assurances Landmark may reasonably require in order to consummate fully the transactions contemplated hereunder, including using its commercially reasonable efforts to cooperate with the lender of the Landmark Bridge Financing to the extent reasonably required in connection with Landmark obtaining the Landmark Bridge Financing; provided, that this Section 6.2 shall be subject to the terms of Section 10.9, and for the purposes of this Section 6.2, PRLP shall have no obligation to incur additional out-of-pocket cost (including, without limitation, transfer tax cost) on a post-closing basis. The obligation of the Parties under this Section 6.2 shall survive Closing.
Article VII

OTHER COVENANTS
Section 7.1Confidentiality. From and after the Closing Date, Landmark shall, and shall cause its Affiliates to, keep the Information confidential, and not disclose to any Person, or use, the Information, except as required by Applicable Law or legal or administrative process. If Landmark or any of its Affiliates is required to disclose Information pursuant to the requirements of any Applicable Law or legal or administrative process, such Person shall, before making such disclosure (to the extent reasonably practicable), notify PRLP to afford PRLP the opportunity to seek, at PRLP’s sole cost, a protective order or other remedy. “Information” means all proprietary information relating to the Project Companies, the Properties and the operation thereof as of the Closing Date, the terms and provisions of this Agreement and the transactions contemplated herein, but in each case excluding any such information (x) that is available to the public on the Closing Date or thereafter becomes available to the public other than as a result of a breach of this Section 7.1, or (y) that is obtained after Closing by Landmark or its Affiliates on a non-confidential basis from a third party that, to Landmark’s Knowledge, was not contractually restricted from disclosing such information.
Section 7.2Casualty Event. If between the Effective Date and Closing, a Casualty Event shall occur with respect to any one or more of the Properties (such Properties, collectively, the “Affected Casualty Properties”), Landmark shall be required to provide PRLP with prompt written notice of such occurrence and PRLP may elect, within ten (10) Business Days of receipt of such notice, to terminate this Agreement with respect to the Affected Casualty Properties only, in which event (a) the Allocated Deposit for each of the Affected Casualty Properties shall be returned to PRLP, (b) the Parties shall have no further obligations or liabilities under this Agreement or the Tax Protection Agreement with respect to the Affected Casualty Properties (provided, however, that the liabilities and obligations of the Parties hereunder with respect to the remainder of the Properties shall remain in full force and effect and unmodified) and (c) such Property shall be designated as a Kick-Out Property. If between the Effective Date and Closing (i) a Casualty Event shall occur with respect to any Affected Casualty Properties and PRLP has elected not to terminate this Agreement in accordance with this Section 7.2 with respect to such Affected Casualty Properties and to proceed to Closing, or (ii) a casualty has occurred with respect to one or more Properties that does not constitute a Casualty Event (provided Landmark shall be required to provide PRLP with prompt written notice of such occurrence in any event), subject to the rights of Existing Lender under the Existing Debt and the terms and provisions of the Ground Leases and Tenant Leases, all insurance proceeds and/or awards attributable to any such casualty (and not used for restoration or repair) shall be assigned to PRLP at Closing, including any proceeds of any business interruption insurance attributable to the period of time from and after the Closing Date, and Landmark agree that they will not make any adjustment or settlement of any such insurance claim without PRLP’s prior consent, not to be unreasonably withheld, conditioned or delayed (and Landmark shall provide a credit against the Allocated Transaction Value for the applicable Properties affected by such casualty in the amount of any applicable Insurance Deductible payable in connection therewith and agree that it will not make any adjustment or settlement of any such insurance claim without PRLP’s prior consent, not to be unreasonably withheld, conditioned or delayed).
Section 7.3Condemnation Event. If between the Effective Date and Closing, a Condemnation Event shall occur with respect to any one or more of the Properties (such Properties, collectively, the “Affected Condemnation Properties”), Landmark shall be required to provide PRLP with prompt written notice of such occurrence and PRLP may elect, within ten (10) Business Days of receipt of such notice to terminate this Agreement with respect to the Affected Condemnation Properties only, in which event (a) the Allocated Deposit for each of the Affected Condemnation Properties shall be returned to PRLP, (b) the Parties shall have no further obligations or liabilities under this Agreement or the Tax Protection Agreement with respect to the Affected Condemnation Properties (provided, however, the liabilities and obligations of the Parties hereunder with respect to the remainder of the Properties shall remain in full force and effect and unmodified), and (c) such Property shall be designated as a Kick-Out Property. If between the Effective Date and Closing (i) a Condemnation Event shall occur with respect to any Affected Casualty Properties and PRLP has elected not to terminate this Agreement in accordance with this Section 7.3 with respect to such Affected Condemnation Properties and to proceed to Closing, or (ii) any condemnation or sale in lieu of condemnation of a portion of a Property shall occur that does not constitute a Condemnation Event (provided Landmark shall be required to provide PRLP with prompt written notice of such occurrence in any event), the Parties shall proceed to close the transactions contemplated hereby and PRLP shall be at Closing (x) credited with any condemnation proceeds theretofore paid to the applicable Property subject to the taking (and not theretofore used for restoration or repair), and (y) subject to the rights of Existing Lender under the Existing Debt and the terms and provisions of the Ground Leases and Tenant Leases, assigned all of the Landmark Group Parties’ rights to any other proceeds therefrom.
Section 7.4Cooperation with S-X 3-14 Audit. Landmark acknowledges that it is PRLP’s intention that the ultimate acquirer of the Properties will be affiliated with a publicly registered company (“Registered Company”). Landmark further acknowledges that it has been advised that if such acquirer is affiliated with a Registered Company, such Registered Company (and such acquirer) are required to make certain one-time filings with the Securities and Exchange Commission (the “SEC Filings”) that relate to the most recent pre-acquisition fiscal year (the “Audited Year”) and the current fiscal year through the date of acquisition (the “Stub Period”) for the Properties. To assist PRLP and Registered Company in preparing the SEC Filings, Landmark covenants and agrees that, upon no less than thirty (30) days’ prior written notice, Landmark shall provide PRLP and the Registered Company with the following information (to the extent such items are not readily available to PRLP): (a) access to bank statements for the Audited Year and Stub Period; (b) rent roll as of the end of the Audited Year and Stub Period; (c) operating statements for the Audited Year and Stub Period; (d) access to the general ledger for the Audited Year and Stub Period; (e) cash receipts schedule for each month in the Audited Year and Stub Period; (f) access to invoice for expenses and capital improvements in the Audited Year and Stub Period; (g) accounts payable ledger and accrued expense reconciliations; (h) check register for the 3-months following the Audited Year and Stub Period; (i) all leases and 5-year lease schedules; (j) copies of all insurance documentation for the Audited Year and Stub Period and (k) copies of accounts receivable aging as of the end of the Audited Year and Stub Period; provided, however, that any obligation of Landmark shall be limited to providing such information or documentation reasonably requested by PRLP as may be in the possession or control of Landmark, at no liability to Landmark (but without limiting Landmark’s indemnification obligations under Section 8.1(a) or any other liabilities of Landamrk expressly set forth in this Agreement), and in the format Landmark has maintained such information, and that PRLP shall be responsible for the cost and expense of providing such information or documentation in such format; provided, further, that PRLP shall use commercially reasonable efforts to combine and consolidate any such requests to the extent practicable. In addition, Landmark may be required to provide to PRLP: (i) a signed audit request letter; and (ii) a signed audit response letter from Landmark’s attorney, all of which shall be in customary and reasonable form and content.
Article VIII

INDEMNIFICATION
Section 8.1Indemnification by Landmark.
(a)From and after the Closing, subject to the limitations set forth in this Article VIII, Landmark shall indemnify, protect, defend and hold harmless PRLP and its Affiliates and their respective officers, partners, directors, stockholders, members, shareholders, agents, employees and tenants (collectively, the “PRLP Indemnified Parties”), from and against, and reimburse the PRLP Indemnified Parties with respect to, any and all claims, demands, causes of action, losses, damages, liabilities, costs and expenses (including reasonable attorneys’ fees and court costs) (but not including punitive, consequential, treble or other similar damages) (“Losses”) which the PRLP Indemnified Parties shall at any time suffer or incur, or become subject to, as a result of or arising out of: (i) a breach of any representation or warranty of Landmark set forth in this Agreement, (ii) any breach of any covenant, agreement or undertaking made by Landmark under this Agreement, (iii) any inaccuracy in the Merger Consideration Spreadsheet with respect to the amount of the Minority Interest Merger Consideration due and payable to any Minority Partner at the Closing (including any claims of any Minority Partner related to the foregoing) and (iv) any personal injury, property damage or any other liability related to the ownership, construction, maintenance, management, use or operation of the Property first existing or occurring prior to the Closing.
(b)For purposes of this Section 8.1:
(i)with respect to Losses for all representations and warranties (including General Provisions and Entity Provisions): (A) Landmark will not be required to provide indemnification with respect to any such Losses to PRLP unless the aggregate amount of all Losses exceeds Seventy-Five Thousand and No/100 Dollars ($75,000.00) (the “Deductible”), and PRLP shall only be entitled to indemnification with respect to such Losses for amounts in excess of such Deductible; and (B) with respect to each individual Property, Landmark’s liability for Losses with respect to such Property shall not exceed two percent (2%) of such Property’s pro rata share (based on the ratio of such Property’s Allocated Transaction Value to the Allocated Transaction Value of all Properties) of the Cap.
(ii)Landmark’s combined aggregate maximum liability for all Indemnity Losses shall, except as otherwise provided in this clause (b)(ii), be limited to Fourteen Million and No/100 Dollars ($14,000,000.00), which amount shall be reduced proportionately for any Kick-Out Properties that are excluded from the transactions contemplated by this Agreement (based on the Allocated Transaction Value of such Kick-Out Properties as compared to the aggregate Transaction Value without giving effect to such Kick-Out Properties) (the “Cap”).
(c)Anything to the contrary in this Agreement notwithstanding, nothing in this Agreement shall limit Landmark’s indemnification obligations for any securities laws violations, common law, constructive or other forms of fraud.
(d)Notwithstanding the foregoing, Landmark’s indemnification obligations under this Section 8.1 shall be reduced by the amount of insurance proceeds, indemnification payments and other third-party payments, actually recovered in connection with such claims (net of any costs incurred in recovering such amounts), and without any obligation of PRLP to pursue any such recovery as a condition to seeking indemnification from Landmark hereunder.
Section 8.2Indemnification by PRLP.

(a)From and after the Closing, subject to the limitations set forth in this Article VIII, PRLP shall indemnify, protect, defend, exculpate and hold harmless Landmark and its Affiliates and their respective officers, partners, directors, stockholders, members, shareholders, employees, agents, successors and assigns (collectively, the “Landmark Indemnified Parties”), from and against, and reimburse the Landmark Indemnified Parties with respect to, any and all Losses which the Landmark Indemnified Parties shall at any time suffer or incur, or become subject to, as a result of or arising out of: (i) a breach of any representation or warranty of PRLP set forth in this Agreement; (ii) any breach of any covenant, agreement or undertaking made by PRLP under this Agreement; and (iii) any personal injury, property damage or any other liability related to the ownership, maintenance, management, use or operation of the Property first existing or occurring from and after the Closing. No Landmark Indemnified Parties shall be entitled to recover under Section 8.2(a)(i) to the extent that the aggregate amount actually paid by PRLP to the Landmark Indemnified Parties under Section 8.2(a)(i) would thereby exceed the Cap.
(b)Notwithstanding the foregoing, PRLP’s indemnification obligations under this Section 8.2 shall be reduced by the amount of insurance proceeds, indemnification payments and other third-party payments, actually recovered in connection with such claims (net of any costs incurred in recovering such amounts), and without any obligation of Landmark to pursue any such recovery as a condition to seeking indemnification from PRLP hereunder.
Section 8.3Notification of Claims.
(a)Any and all claims by any Indemnified Party pursuant to this Article VIII must be made in writing prior to 5:00 p.m. (CT) on the last day of the Survival Period. Failure by any Indemnified Party to provide a written notice of claim to the Indemnifying Party prior to 5:00 p.m. (CT) on the last day of the Survival Period shall forever bar such Indemnified Party from making any claim of any sort, including claims under this Agreement and all other agreements related to the transactions contemplated hereby, by statute, at common law or otherwise, and whether known or unknown, contingent, liquidated or unliquidated.
(b)A Party entitled to be indemnified pursuant to Sections 8.1 or 8.2 (the “Indemnified Party”) shall notify the Party liable for such indemnification (the “Indemnifying Party”) in writing of any claim or demand which the Indemnified Party has determined gives rise or will likely give rise to a right of indemnification under this Agreement, promptly after the Indemnified Party becomes aware of such claim or demand and has made such determination; provided, however, that unless barred as provided by Section 8.4, the Indemnified Party’s failure to give such notice to the Indemnifying Party in a timely fashion shall not result in the loss of the Indemnified Party’s rights with respect thereto except to the extent any Party to this Agreement is prejudiced by the delay, and then only to the extent of such prejudice.
(c)If the Indemnified Party shall notify the Indemnifying Party of any claim or demand pursuant to Section 8.3(a), the Indemnifying Party shall have the right to either (i) pay such claim or demand or (ii) employ counsel reasonably acceptable to the Indemnifying Party to defend any such claim or demand asserted against the Indemnified Party. The Indemnified Party, at its own expense, shall have the right to participate in the defense of any such claim or demand. The Indemnifying Party shall notify the Indemnified Party in writing, as promptly as possible after the date of the notice of claim given by the Indemnified Party to the Indemnifying

Party under Section 8.3(a) of its election to defend in good faith any such third party claim or demand. So long as the Indemnifying Party is defending in good faith any such claim or demand asserted by a third party against the Indemnified Party, the Indemnified Party shall not settle or compromise such claim or demand.
Section 8.4Survival of Representations.
(a)Except as otherwise provided in this Section 8.4(a), all representations and warranties contained in this Agreement (and any claims for any breach thereof) or any Landmark Transfer Closing Document or PRLP Transfer Closing Document (and any claims for any breach thereof) shall survive the Closing hereunder for a period of six (6) months following the Closing; provided, however, that (i) the Entity Provisions shall survive the Closing hereunder for a period of twelve (12) months and (ii) the representations and warranties contained in Section 3.14 (FIRPTA) and Section 3.21 (Taxes) (other than with respect to Property Taxes) shall survive the Closing for a period of sixty (60) days following the expiration of the applicable statute of limitations (as applicable, the “Survival Period”).
(b)All covenants and agreements contained in this Agreement (and any claims for any breach thereof) that by their terms apply or are to be performed in whole or in part after the Closing shall remain in full force and effect after the Closing in accordance with their terms (or, if no survival period is stated therein, then such covenants and agreements shall survive indefinitely). All covenants and agreements contained in this Agreement that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at the Closing; provided that any claims for any breach thereof shall survive the Closing for twelve (12) months.
(c)Notwithstanding the foregoing, if prior to 5:00 p.m. (CT) on the last day of the Survival Period, an Indemnifying Party has been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms in this Agreement.
Section 8.5PRLP’s Knowledge. Notwithstanding anything to the contrary contained in this Agreement, Landmark shall have no liability pursuant to Section 8.1(a)(i) with respect to any of Landmark’s representations or warranties herein or in any Landmark Document if, prior to the Closing, PRLP has PRLP’s Knowledge of any breach by Landmark of such representation or warranty and PRLP nevertheless consummates the transaction contemplated by this Agreement. Notwithstanding anything to the contrary herein, nothing in this Section 8.5 shall impair, limit or otherwise affect any other rights, powers or remedies available to PRLP under this Agreement, and the provisions of this Section 8.5 shall not be construed or deemed to be a waiver of any such rights, powers or remedies hereunder.
Section 8.6Broker’s Fee. Landmark agrees to indemnify and hold harmless the PRLP Indemnified Parties from and against any Losses paid or incurred by the PRLP Indemnified Parties as a result of a breach of the representations and warranties set forth in Section 3.13 (Brokers and Finders). PRLP agrees to indemnify and hold harmless the Landmark Indemnified Parties from and against any Losses paid or incurred by the Landmark Indemnified Parties as a result of a breach of the representations and warranties set forth in Section 4.5 (Brokers and Finders).
Section 8.7Limitations. Notwithstanding anything to the contrary contained in this Agreement, nothing herein will limit or otherwise affect (a) any PRLP Indemnified Parties’ or Landmark Indemnified Parties’ right or ability to make, pursue, enforce or prosecute a claim resulting from fraud or (b) the Property Management Agreements or the Tax Protection Agreement.
Section 8.8Treatment of Indemnification Payments. Any payments made pursuant to the indemnification obligations arising under this Article VIII shall be treated as adjustments to the Transaction Value for all Tax purposes to the extent permitted by law.
Section 8.9Survival. The provisions of this Article VIII shall survive the Closing.
Article IX

CONDITIONS
Section 9.1Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the Closing are subject to the satisfaction or waiver delivered to the other Party of each of the following conditions precedent:
(a)There shall not be in force any order, decree, judgment or injunction of any Governmental Authority enjoining or prohibiting the consummation of any of the transactions contemplated by this Agreement (each such order, decree, judgment or injunction, hereafter, an “Order”); provided, however, if any such Order does not directly relate to all of the Properties, then (i) Landmark may, subject to and in accordance with Section 2.7, designate the applicable Property or Properties which are directly affected by such Order as a Kick-Out Property, and (ii) if so designated, the existence of such Order shall not be deemed a failure of a condition precedent with respect to any Property hereunder not directly affected by such Order.
(b)No Legal Proceedings shall be pending wherein a judgment, order, decree, stipulation or injunction would prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation; provided, however, if any such Legal Proceeding does not directly relate to all of the Properties, then unless the condition in this clause (b) is waived by PRLP in writing with respect to such Property, (x) Landmark may, subject to and in accordance with Section 2.7, designate the applicable Property or Properties which are directly affected by such Legal Proceeding as a Kick-Out Property, and (y) if so designated, the existence of such Legal Proceeding shall not be deemed a failure of a condition precedent with respect to any Property hereunder not directly affected by such Legal Proceeding.
(c)Landmark shall have obtained each of the Required Approvals/Rejections (including the ROFO/ROFR Rejections) with respect to each applicable Property (and shall have provided copies thereof to PRLP), each of which shall be in full force and effect; provided, however, that if Landmark fails to obtain any Required Approvals/Rejections

(including any ROFO/ROFR Rejection) with respect to any Property by Closing, then (i) Landmark may, subject to and in accordance with Section 2.7, designate the applicable Property for which such Required Approvals/Rejections was not obtained, as a Kick-Out Property, and (ii) if so designated, such failure shall not be deemed a failure of a condition precedent with respect to any of the other Properties hereunder.
(d)Prior to the expiration of the Due Diligence Period, Landmark and PRLP shall have agreed upon a form of a property management agreement (the “Property Management Agreement”), to be executed at Closing, which shall provide for co-management of the Properties (including the provision of customary on-site property management and engineering services) as follows:
(i)Until December 31, 2021, Landmark shall be the sole property manager, shall retain property management authority and shall be entitled to collect and retain all property management fees with respect to each of the Properties;
(ii)From January 1, 2022 through and including December 31, 2026, Landmark and PRLP shall manage the Properties as follows: PRLP shall manage, and shall be entitled to collect and retain all property management fees for, the Brandon Property, the Jackson Property, the Hospital Hill Property and the Lafayette Property.  Landmark shall manage, and shall be entitled to collect and retain the property management fees for, all other Properties, subject to PRLP’s right to the accounting fee compensation set forth in Section 9.1(d)(iv) below.  All direct pass-through reimbursements received from any Property shall be paid to the party who actually incurred the applicable reimbursable cost;
(iii)From and after January 1, 2027, PRLP shall be the sole property manager, shall have sole property management authority and shall be entitled to collect and retain all property management fees with respect to each of the Properties;
(iv)Landmark shall transition all accounting responsibilities for each of the Properties to PRLP on or prior to January 1, 2022 and PRLP shall be entitled to one percent (1%) of any applicable four percent (4%) property management fees or 75/100 percent (0.75%) of any applicable property management fees in the amount of three percent (3%) or less than three percent (3%), in each case, for performing such accounting responsibilities following the date of such transition; and
(v)As of the Closing Date, PRLP shall assume all leasing responsibilities for each of the Properties, and Landmark shall support PRLP, as reasonably requested by PRLP, in such transition and on-going leasing efforts from and after the Closing Date through and including December 31, 2026.
Section 9.2Conditions to Obligations of PRLP. The obligations of PRLP to effect the Closing are subject to the satisfaction or waiver delivered to Landmark of each of the following conditions precedent:

(a)The representations and warranties of Landmark set forth in this Agreement and in the Landmark Documents that are qualified as to materiality, “material adverse effect” or similar qualifiers shall be true and correct and the representations and warranties of Landmark that are not qualified as to materiality, “material adverse effect” or similar qualifiers shall be true and correct in all material respects, in each case, as of the Closing as though made as of the Closing; provided that:
(i)to the extent that any such representation or warranty speaks as of a specified date, it need only be true and correct as of such date;
(ii)Landmark shall be permitted to update the Disclosure Schedules in accordance with, and subject to all provisions of, Section 13.16 and no such update to the Disclosure Schedules shall constitute a failure of the condition set forth in this Section 9.2(a) unless the facts or circumstances disclosed by such update materially and adversely affect the Properties or the transactions contemplated herein and do not relate to a Casualty Event or Condemnation Event; and
(iii)to the extent (A) Landmark have breached any of their representations and warranties resulting in PRLP’s condition to close in Section 9.2(a) not being satisfied, and (B) the applicable representations and warranties relate solely to one or more (but less than all) of the Properties and do not relate to the transactions contemplated hereunder in their entirety, then, unless the condition in this Section 9.2(a) is waived by PRLP in writing with respect to such Property, Landmark may, subject to and in accordance with Section 2.7, designate such Property as a Kick-Out Property (in which case the condition in this Section 9.2(a) shall no longer apply to any such Kick-Out Property).
(b)Landmark shall have performed and complied, in all material respects, with its agreements and covenants (in each case, disregarding any materiality or similar qualifiers contained therein) required to be performed or complied with under this Agreement as of or prior to the Closing; provided, however, to the extent (i) Landmark have breached any of their agreements and/or covenants as described above resulting in PRLP’s condition to close pursuant to this Section 9.2(b) not being satisfied, and (ii) such breach relates solely to one or more (but less than all) of the Properties and does not relate to the transactions contemplated hereunder in their entirety, then, unless the condition in this Section 9.2(b) is waived by PRLP in writing with respect to such Property, Landmark may, subject to and in accordance with Section 2.7, designate such Property as a Kick-Out Property (in which case the condition in this Section 9.2(b) shall no longer apply to any such Kick-Out Property).
(c)The Title Company shall, at the Closing, be irrevocably and unconditionally committed to issue the Title Policy with respect to each Property upon payment of the premium (provided PRLP has funded into escrow the cash portion of the Allocated Transaction Value with the Title Company, as more particularly described in Section 1.3 hereof) and such Title Policy shall not contain any exceptions to title other than the standard preprinted exceptions (unless PRLP elects to obtain extended coverage, in which case any extended coverage shall be obtained for such Properties (at the cost and expense of the Party customarily responsible for paying for such extended coverage in the applicable jurisdiction) and the applicable standard preprinted exceptions shall not appear in the Title Policy) and the Permitted Liens.
(d)Landmark shall have, on or prior to the Closing of such Property, obtained and delivered to PRLP estoppel certificates (each, a “Tenant Estoppel”), in each case effective for all purposes not more than sixty (60) days prior to the Closing, from all Tenants listed on Schedule 9.2(d) and Tenants (taking into account the Tenants listed on Schedule 9.2(d), but excluding month-to-month tenants, if any) occupying not less than seventy percent (70%) of the aggregate, occupied rentable square feet of such Property (such Tenant Estoppels, hereinafter “Required Tenant Estoppel Certificates”), each executed by the applicable Tenant in substantially the form as the form for the Jacksonville FL Property that is attached hereto as Exhibit J; provided, that, if any applicable Tenant is unwilling to deliver a Tenant Estoppel, as applicable, in such form notwithstanding Landmark’s use of commercially reasonable efforts to obtain a Tenant Estoppel in such form, Landmark shall deliver an estoppel certificate for such Tenant Lease(s) executed only by the applicable Tenant (A) in the form (if any) permitted by the respective Tenant Lease for such Property or having the form and content otherwise prescribed by such Tenant Lease, or (B) if no form or content is so prescribed, then the Required Tenant Estoppel Certificate shall be in form and substance reasonably acceptable to PRLP; provided that if Landmark is unable to deliver the Required Tenant Estoppel Certificates for any Property by Closing, then, unless PRLP elects to waive the condition set forth in this Section 9.2(d) with respect to such Property, (x) Landmark may, subject to and in accordance with Section 2.7, designate the applicable Property for which Required Tenant Estoppel Certificates were not obtained, as a Kick-Out Property; and (y) if so designated, such failure shall not be deemed a failure of a condition precedent with respect to any of the other Properties hereunder.
(e)Landmark shall have, on or prior to the Closing of a Property that is subject to a Ground Lease, obtained and delivered to PRLP an estoppel certificate executed by the applicable ground lessor effective for all purposes not more than sixty (60) days prior to the Closing in substantially the form as the form for the Jacksonville FL Property attached hereto as Exhibit K; provided, that, if any applicable ground lessor is unwilling to deliver an estoppel in such form notwithstanding Landmark’s use of commercially reasonable efforts to obtain an estoppel certificate in such form, Landmark shall deliver an estoppel certificate for such Ground Lease(s) executed only by the applicable ground lessor (A) in the form (if any) permitted by the respective Ground Lease for such Property or having the form and content otherwise prescribed by such Ground Lease, or (B) if no form or content is so prescribed, then the estoppel certificate shall be in form and substance reasonably acceptable to PRLP (the “Ground Lease Estoppel Certificates”); provided, however, that if Landmark is unable to deliver a Ground Lease Estoppel Certificate for any Property by Closing, then, unless PRLP elects to waive the condition set forth in this Section 9.2(e) with respect to such Property, (x) Landmark may, subject to and in accordance with Section 2.7, designate the applicable Property for which Ground Lease Estoppel Certificates was not obtained, as a Kick-Out Property; and (y) if so designated, such failure shall not be deemed a failure of a condition precedent with respect to any of the other Properties hereunder.
(f)Landmark shall have, for each Property that is subject to a Ground Lease and encumbered by a ROFO/ROFR, obtained and delivered to PRLP the ROFO/ROFR Rejection letters attached hereto as Exhibit I (or in such other form reasonably acceptable to

PRLP), and a consent to the transactions contemplated hereby if such consent is required under such Ground Lease; provided, however, that if Landmark is unable to deliver any such consents or ROFO/ROFR Rejection letters for any Property by Closing, then, unless PRLP elects to waive the condition set forth in this Section 9.2(f) with respect to such Property, (i) Landmark may, subject to and in accordance with Section 2.7, designate the applicable Property for which consent or approval was not obtained, as a Kick-Out Property; and (ii) if so designated, such failure shall not be deemed a failure of a condition precedent with respect to any of the other Properties hereunder.
(g)For each Project Company with Minority Partners, Landmark shall have delivered to PRLP:
(i)an executed Merger Consent from each Minority Partner of such Project Company to the extent required pursuant to Section 1.5; provided, however, that it shall not be a condition to closing that Landmark deliver Merger Consents containing the Minority Partner Release (so long as Landmark used commercially reasonable efforts to attempt to obtain such Minority Partner Release) and in such event an executed Merger Consent that does not contain the Minority Partner Release will be deemed to satisfy the requirements of this clause (g)(i);
(ii)a Merger Consent executed by each member of the Project Company other than the Minority Partners; and
(iii) an approval from the manager (or equivalent position) of each Project Company of the applicable Plan of Merger and merger transactions to be consummated thereby.
(h)Landmark shall have executed and delivered (or caused the applicable Project Company to have executed and delivered) to PRLP or the Escrow Agent their respective Landmark Documents and provided PRLP the items listed in Section 10.1(a).
(i)As a condition to the Closing on the Yulee Property only, Landmark shall have obtained and delivered to PRLP an executed Yulee Ground Lease Amendment; provided, however, that if Landmark fails to obtain an executed Yulee Ground Lease Amendment with respect to the Yulee Property by Closing, then (i) such failure shall not be deemed a failure of a condition precedent with respect to any of the other Properties hereunder, and (ii) with respect to the Yulee Property, unless PRLP elects to waive the condition set forth in this clause (j) with respect to the Yulee Property, Landmark may, subject to and in accordance with Section 2.3, designate the Yulee Property as a Kick-Out Property.
(j)Landmark shall have provided to PRLP, in form and substance reasonably acceptable to PRLP, terminations of existing property management agreements with respect to the Properties.
(k)PRLP shall have received written notice from Landmark confirming that the tenant under each New Tenant Lease has occupied the Property and has commenced making rental payments under each New Tenant Lease; provided, however, that if the tenant under any New Tenant Lease shall not have commenced making rental payments thereunder by Closing, then (i) such failure shall not be deemed a failure of a condition precedent with respect to either the applicable Property or any of the other Properties hereunder, and (ii) with respect to the applicable Property, unless PRLP elects to waive the condition set forth in this clause (k) with respect to such Property, then (A) the Allocated Transaction Value for such Property shall be reduced by the applicable New Lease Consideration in accordance with Section 1.1(b) and (B) following Closing, PRLP shall be obligated to pay Landmark and the applicable Minority Partners all or a portion of the New Lease Consideration, to the extent required by and in accordance with the terms of Section 13.22.
Section 9.3Conditions to Obligations of Landmark. The obligation of Landmark to effect the Closing is subject to the satisfaction or waiver delivered to PRLP of each of the following conditions precedent:
(a)The representations and warranties of PRLP set forth in this Agreement and the PRLP Documents that are qualified as to materiality, “material adverse effect” or similar qualifiers shall be true and correct and the representations and warranties of PRLP that are not qualified as to materiality, “material adverse effect” or similar qualifiers shall be true and correct in all material respects, in each case, as of the Closing as though made as of the Closing; provided that, to the extent that any such representation or warranty speaks as of a specified date, it need only be true and correct as of such date.
(b)PRLP shall have performed and complied in all material respects with its agreements and covenants (in each case, disregarding any materiality or similar qualifiers contained therein) required to be performed or complied with under this Agreement as of or prior to the Closing.
(c)PRLP shall have executed and delivered the PRLP Documents and provided Landmark the items listed in Section 10.1(b).
(d)The Common Shares, par value $.01 per share, of DOC shall continue to be listed on The New York Stock Exchange.
(e)Secured debt on the Hospital Hill Project Company, the Jacksonville FL Project Company and the Old Bridge Project Company in an amount not less than $100,000,000 under which Capital One, National Association is the lender shall remain outstanding following the Closing.
Section 9.4Failure of a Condition. If the transactions contemplated by this Agreement close, the Parties shall be deemed to have waived any and all unmet or unsatisfied conditions with respect to such transactions (without waiving any rights to indemnification under Article VIII). No Party may rely on the failure of any condition set forth in this Article IX to be satisfied if such Party’s breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the principal cause of such failure.

Article X

CLOSING
Section 10.1     Closing Documents.
(a)Landmark Deliveries.
(i)Unless the same have previously been delivered to PRLP, Landmark shall deliver, or as applicable, shall cause the applicable Landmark Group Party to deliver to PRLP on the Closing Date the following:
(1)Merger Documents. For each Property, (A) Merger Consents as described in Section 9.2(g) hereof, (B) a Certificate of Merger, duly executed by the applicable Project Company, and (C) a Plan of Merger (together with all other documents reasonably necessary to consummate the transactions contemplated by the Plan of Merger), duly executed by the applicable Project Company and the Series of Landmark Fund or Mezzanine Holding Company, as applicable, that owns such Project Company, each in form and substance sufficient to consummate the transactions contemplated by the Plan of Merger and reasonably acceptable to PRLP;
(2)W-9s. Completed and signed copies of an IRS Form W-9 with respect to (A) Landmark and (B) each Minority Partner (or, to the extent a Minority Partner is not a regarded person for U.S. federal income purposes, the regarded owner of such Minority Partner for such purposes); provided, however, that notwithstanding anything to the contrary contained in this Agreement, if any Person required to deliver an IRS Form W-9 to PRLP pursuant hereto fails to deliver such IRS Form W-9, the Parties shall nonetheless consummate the transactions contemplated herein and PRLP shall be entitled, but not obligated, to withhold any amount required to be withheld by Applicable Law with respect to any payments to such Persons, if any;
(3)Tenant Estoppel Certificates. With respect to each Property, the Required Tenant Estoppel Certificates pursuant to Section 9.2(d) hereof (but subject in all respects to the proviso set forth in Section 9.2(d) hereof);
(4)Ground Lease Estoppel Certificates. With respect to each Property other than the Riverside Fee Owned Property, the required Ground Lease Estoppel Certificates for such Property’s Ground Lease pursuant to Section 9.2(e) hereof (but subject in all respects to the proviso set for in Section 9.2(e) hereof);
(5)Evidence of Landmark Authority. With respect to each Property, evidence of the authority of the applicable Project Company to execute and deliver the applicable Landmark Documents in order to effectuate the Closing reasonably acceptable to the Title Company;
(6)Bring-Down Certificate. A certificate, dated as of the Closing Date, executed by Landmark, that the conditions set forth in Sections 9.2(a) and 9.2(b) have been satisfied;

(7)Tax Declarations. With respect to each Property, such applicable sales tax or real property transfer tax forms or declarations or similar forms as prepared by the Parties and executed by Landmark as required by Applicable Law;
(8)Mezzanine Holding Company Merger Documents. For each Mezzanine Holding Company, (A) a Certificate of Merger, duly executed by the applicable Mezzanine Holding Company, (B) a Mezz Plan of Merger (together with all other documents reasonably necessary to consummate the transactions contemplated by Section 2.3 hereof), duly executed by the applicable Mezzanine Holding Company, in form and substance sufficient to consummate the transactions contemplated by Section 2.3 hereof;
(9)Good Standing; Officer Certificate. Each of the following: (i) a certificate of good standing of each Landmark Group Party issued as of a recent date by the Secretary of State of the State of Delaware and (ii) a certificate dated as of a Closing Date signed by an officer of Landmark attaching and certifying as to the Organizational Documents of each Landmark Group Party;
(10)Required Approvals/Rejections. As applicable, all Required Approvals/Rejections with respect to each Property that is not a Kick-Out Property;
(11)Closing Memorandum. A closing memorandum (including funds flow memorandum) consistent with the terms set forth in this Agreement; provided, that such closing memorandum is in the form delivered to PRLP no later than five (5) Business Days prior to Closing and reviewed by PRLP to its reasonable satisfaction; and
(12)Merger Consideration Spreadsheet. The Merger Consideration Spreadsheet; provided, that such Merger Consideration Spreadsheet is in the form delivered to PRLP no later than five (5) Business Days prior to Closing and reviewed by PRLP to its reasonable satisfaction.
(Items (1) through (12) hereafter are referred to as the “Landmark Transfer Closing Documents”).
(ii)Other Landmark Documents. Unless the same have previously been delivered to PRLP, Landmark shall deliver, or as applicable, shall cause the applicable Landmark Group Party to deliver to PRLP on the Closing Date the following:
(1)Termination of Service Contracts. The applicable Project Company shall have terminated those certain contracts or agreements set forth on Schedule J to the extent the same affect a Property, and shall have provided evidence reasonably acceptable to PRLP of such termination;
(2)Title Insurance. A title affidavit and indemnity from Landmark for the benefit of the Title Company, in the form attached hereto as Exhibit

10.1(a)(ii)(2) and otherwise sufficient to cause the Title Company to issue the Title Policies at Closing;
(3)Property Management Agreement. A Property Management Agreement with respect to such Property, duly executed by Landmark Healthcare Facilities, LLC, in a form satisfying the requirements of Section 9.1(d) hereof;
(4)Resignations. Resignations of each of the Project Companies’ officers and managers, effective as of the Closing;
(5)Payoff Letters. Payoff letters with respect to the Indebtedness as provided in the Transaction Steps, in form and substance reasonably satisfactory to PRLP;
(6)Tax Protection Agreement. The Tax Protection Agreement, executed by all parties thereto other than PRLP;
(7)Trinitas Purchase Option Agreement and Trinitas Purchase Option Memo. The Trinitas Purchase Option Agreement, executed by Landmark, and the Trinitas Purchase Option Memo, executed by Landmark and in recordable form;
(8)Financing ROFO Side Letter Agreement. The Financing ROFO Side Letter Agreement, executed by Landmark;
(9)Subscription Agreements. Each Subscription Agreement, executed by the applicable Series of Landmark Fund and the Surviving Mezzanine Holding Company, as applicable;
(10)PRLP Side Letter Agreement. The PRLP Side Letter, executed by Landmark; and
(11)Other Documents. Such other instruments and documents as are required to be delivered under Section 5.8 hereof.
(Items (1) through (11) together with the Landmark Transfer Closing Documents, are referred to as the “Landmark Documents”).
(b)PRLP Deliveries.
(i)Unless the same have previously been delivered to Landmark, PRLP shall deliver to Landmark on the Closing Date the following:
(1)Merger Documents. With respect to each Property, a Plan of Merger (and all other documents necessary to consummate the transactions contemplated by the Plan of Merger), duly executed by the applicable Merger Sub, in form and substance sufficient to consummate the transactions described in the Plan of Merger.

(2)Bring-Down Certificate. A certificate, dated as of the Closing Date, executed by PRLP, that the conditions set forth in Sections 9.3(a) and 9.3(b) have been satisfied;
(3)Tax Declarations. With respect to each Property, such applicable sales tax or real property transfer tax forms or declarations or similar forms as prepared and executed by PRLP as required by Applicable Law;
(4)Evidence of PRLP Authority. Evidence of the authority of PRLP to execute and deliver the applicable PRLP Documents in order to effectuate the Closing; and
(5)Wiring Information. PRLP’s wiring information for payments required to be made by PRLP pursuant to the funds flow memorandum delivered by Landmark pursuant to Section 10.1(a)(i)(11).
(Items (1) through (5) hereafter are referred to as the “PRLP Transfer Closing Documents”).
(ii)Other PRLP Documents. Unless the same have previously been delivered to Landmark, PRLP shall deliver to Landmark on the Closing Date the following:
(1)Title Insurance. Customary owners’ affidavits, gap indemnities and other instruments, in form reasonably acceptable to the parties thereto, as reasonably requested by the Title Company to cause the Title Company to issue the Title Policies and any extended coverage and other endorsements reasonably required by PRLP;
(2)Property Management Agreement. A Property Management Agreement with respect to such Property, duly executed by PRLP, in a form satisfying the requirements of Section 9.1(d) hereof;
(3)Tax Protection Agreement. A tax protection agreement, dated as of the Closing Date, executed by PRLP, in the form attached hereto as Exhibit 10.2(b)(ii)(3) (the “Tax Protection Agreement”);
(4)Trinitas Purchase Option Agreement and Trinitas Purchase Option Memo. The Trinitas Purchase Option Agreement, executed by PRLP, and the Trinitas Purchase Option Memo, executed by PRLP and in recordable form;
(5)Financing ROFO Side Letter Agreement. The Financing ROFO Side Letter Agreement, executed by PRLP;
(6)Subscription Agreements. The Subscription Agreements, executed by PRLP;
(7)PRLP Side Letter Agreement. The PRLP Side Letter, executed by PRLP; and

(8)Other Documents. Such other instruments and documents as are required to be delivered under Section 6.2 hereof.
(Items (1) through (8)) together with the PRLP Transfer Closing Documents are hereinafter referred to as the “PRLP Documents”).
Section 10.2     Closing Adjustments. The Closing Date shall be a day of income and/or expense for PRLP. PRLP and Landmark agree to prorate all items of income and/or expense relating to the Properties as of 11:59 p.m. (CT) on the day immediately preceding the Closing Date (with Landmark being treated as the owner of the Properties until 11:59 p.m. (CT) on the date immediately preceding the Closing Date and PRLP being treated as the owner of the Properties thereafter), and shall include each proration set forth in a subsection of this Article X, with all such credits, adjustments and prorations contemplated by this Article X to be effectuated by increases or decreases to the merger consideration as set forth in the Plan of Merger. In each such proration set forth below, the portion thereof applicable to periods beginning as of the Closing Date shall be credited to PRLP or Merger Sub HoldCo or charged to PRLP as applicable and the portion thereof applicable to periods prior to the Closing Date shall be credited to Landmark or charged to Landmark as applicable.
Section 10.3     Collected Rent. All base rent, additional rent and all other income, including operating expense payments (hereinafter collectively referred to as “Rents”) collected under Tenant Leases in effect on the Closing Date shall be prorated as of the Closing Date, and Rent payable for the month in which the Closing occurs shall be prorated on the basis of the number of days in such month and the day of Closing, with Landmark receiving all Rent up to the Closing Date and PRLP receiving all Rent after and including the Closing Date. Uncollected Rent in respect of periods ending prior to the Closing Date shall not be prorated and, to the extent payable for the period prior to the Closing, shall remain the property of Landmark, and PRLP agrees to collect and accept such uncollected Rent in the ordinary course of its operation of the Property as trustee for Landmark and to forward such Rent to Landmark upon receipt thereof, if ever. PRLP shall apply Rent from Tenants that are collected after the Closing first to Rents and/or other fees or amounts which are then currently due to PRLP by such Tenants after the Closing, and second to Rents which were due to the Project Companies, before the Closing. PRLP shall receive a credit at Closing for any prepaid Rents for the period on and after the Closing Date. To the extent that any of the rental abatements with respect to the Jackson Property and Grosse Pointe Property set forth on Schedule 10.3 shall continue from and after the Closing Date, PRLP shall also receive a credit at Closing for such rental abatements, in the amounts set forth on Schedule 10.3. PRLP will make reasonable efforts, without suit, to collect any Rents and other charges applicable to the period before the Closing including sending to Tenants bills for the payment of past due Rents following the Closing Date, provided that accurate records of amounts due by each Tenant are provided to PRLP prior to or within fifteen (15) days following the Closing Date, and provided that in no event will PRLP have liability to Landmark for any amount of past due Rents that are not actually received by PRLP. Landmark shall not pursue collection of any Rents that were past due as of the Closing Date.
Section 10.4     Tenant Inducement Costs. PRLP shall receive a credit at Closing for all Tenant Inducement Costs (as hereinafter defined) that are required to be paid as a result of any Tenant Lease, to the extent the same are set forth on Schedule 10.4 attached hereto. For the purposes hereof, “Tenant Inducement Costs” shall mean any out-of-pocket payments required under a Tenant Lease to be paid by the landlord thereunder to or for the benefit of the Tenant thereunder which is in the nature of a tenant inducement or concession, including tenant improvement costs, design, refurbishment and other work allowances, lease buyout costs, and moving allowances and the amount of any rent payable during any free rent period.
Section 10.5    Taxes and Assessments. Real estate and Personal Property taxes and assessments imposed by any Governmental Authority (“Property Taxes”) with respect to all Properties for the relevant tax year and that are not yet due and payable or that have not yet been paid shall be prorated as of the Closing Date based if available upon current tax bills and based upon the number of days PRLP and Landmark will have owned such Properties during such relevant tax year. If no current tax bill has been issued for the year of closing, PRLP shall receive a credit based upon the prior year tax bill (or if the prior year’s tax bill is not appropriate in the applicable jurisdiction, then based on another manner customary in such jurisdiction and reasonably acceptable to the Parties) for any Property Taxes which will be paid by PRLP and are applicable to any period prior to the Closing. If, as of the Closing Date for any Property, Landmark has notified PRLP, in writing, that a Project Company is currently protesting or has elected to protest any Property Taxes, then PRLP agrees that Landmark shall have the right (but not the obligation), after the Closing Date, to continue such protest on behalf of the applicable Project Company but solely to the extent: (a) such protest concerns tax years which have ended prior to the Closing Date, (b) PRLP and (after the Closing) any Project Company incur no cost, liability or loss in connection therewith, and (c) such protest cannot have an adverse effect on the assessed value of the applicable Real Property after the Closing or the amount of taxes payable by such Project Company in connection with the Real Property after the Closing (unless, in each case, PRLP consents thereto in writing). PRLP further agrees to reasonably cooperate and to cause each Project Company it directly or indirectly owns after the Closing Date to reasonably cooperate, at no cost, expense or liability to PRLP or such Project Company, with Landmark and to execute any documents requested by Landmark to the extent reasonably satisfactory to PRLP in connection with such protests. Subject to the rights of Tenants under Tenant Leases, as of the Closing for a Property, PRLP shall have the sole right (but not the obligation) to dismiss or continue (at PRLP’s sole election) any tax protest relating to any tax year which includes or which continues after the Closing. Subject to the rights of Tenants under Tenant Leases, any tax savings received (“Tax Refunds”) for the relevant tax year under any protest, whether filed by or on behalf of Landmark or PRLP, shall be prorated between the parties based upon the number of days, if any, which Landmark or PRLP owned the Project Company during such relevant tax year; any payment of Tax Refunds to any Party shall be net of any fees and expenses payable to any third party for processing such protest, including attorneys’ fees. Landmark and PRLP agree to notify the other in writing of any receipt of a Tax Refund of which a portion is owed to the other Party within thirty (30) days of receipt of such Tax Refund. To the extent any Party hereto (or any Affiliate of either Party hereto) obtains a Tax Refund, a portion of which is owed to the other Party pursuant to this Agreement, the receiving Party shall deliver the Tax Refund to the other Party within thirty (30) days of its receipt; provided, that (i) if PRLP is the receiving Party, PRLP shall then deliver to any Tenant entitled to a portion of such Tax Refund under its Tenant Lease, the portion of such Tax Refund to which such Tenant is entitled and (ii) if PRLP is the delivering Party, PRLP shall deduct from such Tax Refund, the portion of such Tax Refund to which any Tenant is entitled under its Tenant Lease, prior to delivering such Tax Refund to the other Party, and shall deliver the portion of such Tax Refund to which any Tenant is entitled to each such Tenant.

If PRLP or Landmark fails to pay such amount(s) to the other Party as and when due, such amount(s) shall bear interest from the date any such amount is due until paid, at the lesser of (x) ten percent (10%) per annum and (y) the maximum amount permitted by Applicable Law. The obligations set forth in this Section 10.5 shall survive the Closing.
Section 10.6    Tenant Security Deposits and Guarantees. All refundable tenant security deposits under the Tenant Leases (and interest thereon if required by law or contract to be earned thereon) and not theretofore lawfully applied to Tenant obligations under the Tenant Leases shall be transferred or credited to PRLP at the Closing or placed in escrow if required by Applicable Law.
Section 10.7    Utilities, Utility Deposits and Operating Costs. Utilities for the Real Property or any portion thereof (excluding utilities for which payment is made directly by tenants), including water, sewer, electric, and gas, based upon the last reading of meters prior to the Closing, and any other operating costs relative to the applicable Property shall be prorated. Landmark shall be entitled to a credit for all refundable security deposits held by any of the utility companies providing service to the Real Property which PRLP receives the benefit of at Closing. Landmark shall endeavor to cause the applicable Project Company to obtain meter readings prior to the Closing Date, and to the extent such readings are obtained, Landmark shall pay (or cause to be paid) such items that are due and payable prior to Closing and PRLP shall pay (or cause to be paid) such items that are due and payable on or after the Closing, and there shall be a proration of such items as of the Closing Date. If the utility company will not issue separate bills, PRLP will receive a credit against the Transaction Value for the applicable Project Company’s portion and will pay the entire bill prior to delinquency after Closing. If any Landmark Group Party has paid utilities in advance, then PRLP shall be charged its portion of such payment at Closing. PRLP shall be responsible for making any security deposits required by utility companies providing service to the Real Property, other than those for which Landmark received a credit for at Closing.
Section 10.8    Owner Deposits; Reserves; Bank Accounts.
(a)Landmark shall receive a cash credit from PRLP at the Closing of any Property for the following (collectively, “Owner Deposits”): all security deposits under any of the Ground Leases, if any, that are outstanding with respect to all or any portion of such Property that have been provided by any Landmark Group Party or any Affiliate of any Landmark Group Party to any governmental agency, ground lessor, public utility, or similar entity (to the extent such Owner Deposits are refundable and assignable and actually assigned to PRLP); provided, that all refundable utility security deposits not theretofore lawfully applied shall be transferred or credited to PRLP at the Closing or placed in escrow if required by Applicable Law. Schedule 10.8(a) sets forth a complete and accurate list of the Owner Deposits and the amounts thereof as of the dates thereon. To the extent any Owner Deposits are not assignable to or for the benefit of PRLP, PRLP shall cause such Owner Deposits to be replaced and use commercially reasonable efforts to obtain the release of the applicable Landmark Group Parties (or their Affiliates) from any obligations under such Owner Deposits. To the extent that any funds are released as a result of the termination of any Owner Deposits for which Landmark did not receive a credit at Closing, such funds shall be delivered to Landmark immediately upon their receipt.

(b)Landmark shall either (i) receive a cash credit from PRLP at the Closing for each Property for the amount of any cash reserves held by or on behalf of Existing Lender with respect to such Property which remain on deposit with Existing Lender from and after the Closing, or (ii) be refunded at Closing, one hundred percent (100%) of the balance of each cash reserve held by or on behalf of Existing Lender with respect to the Existing Debt.
(c)Promptly following the Closing, Landmark shall close each of the existing bank accounts of the Surviving Project Companies and PRLP shall concurrently therewith open new bank accounts in replacement thereof.
Section 10.9    Closing Costs; Transfer Taxes.
(a)Except as otherwise provided in this Section 10.9, each of PRLP and Landmark shall pay their own (and their subsidiaries’) costs and expenses in connection with the transactions contemplated by this Agreement, including their own (and their subsidiaries’) attorney’s fees incurred in connection with such transactions. Landmark shall pay such costs and expenses of Landmark (and its subsidiaries) at or prior to Closing.
(b)At or before Closing, PRLP shall pay one hundred percent (100%) of (i) the costs of any and all third-party studies or reports requested or commissioned by PRLP or its Affiliates, representatives or agents in connection with the Closing, including the cost of any zoning reports, environmental reports (including Phase I environmental reports), property condition reports, market studies or appraisals, (ii) any and all mortgage recording taxes or documentary or similar taxes or recording fees that relate solely to borrowings by PRLP to finance the transactions contemplated by this Agreement; and (iii) the costs and expenses incurred in connection with the PRT Credit Facility, as more particularly provided in Section 1.4 hereof. At or before Closing, Landmark shall pay one hundred percent (100%) of (x) the title search fees payable in connection with obtaining the Title Policies (other than any loan policy(ies)) issued to PRLP in connection with the transactions contemplated by this Agreement, (y) any transfer taxes required to be paid in connection with the transfer of the Properties (or direct or indirect ownership of the Properties) at Closing, and (z) the premium for each Title Policy (other than any loan policy(ies)) issued to PRLP in connection with the transactions contemplated by this Agreement.
(c)All other costs of Closing (including (i) the cost of UCC searches, (ii) sales taxes, deed taxes and similar taxes and fees related to the transfer of the Properties (or direct or indirect ownership of the Properties) at Closing, (iii) the cost to obtain any endorsement requested by PRLP, including extended coverage, (but not including any endorsement required to cure or insure over any title objection identified by PRLP in any Title Objection Notice which Landmark agreed to cure), (iv) any and all mortgage recording taxes or documentary or similar taxes or recording fees other than those set forth in clause (ii) of the first sentence of Section 10.9(b), and (v) any escrow or closing charges of the Title Company or Escrow Agent) shall be allocated among PRLP and Landmark at Closing based on the custom of the jurisdiction in which the Properties are located. The Parties agree that Schedule 10.9 contains the agreement of the Parties hereto as to the custom of each jurisdiction in which a Property is located with respect to the costs of Closing identified thereon.

(d)Landmark shall prepare and cause to be filed at Closing all applicable sales tax or real property transfer tax forms or declarations or similar forms as required by Applicable Law. PRLP shall cooperate in the filing of such returns, including by promptly supplying any information in its possession that is reasonably required by Landmark to complete such returns.
Section 10.10    Final Adjustment After Closing. The Parties acknowledge and agree that the items being prorated under this Article X have fully reconciled for calendar year 2020 (and, for avoidance of doubt, all calendar years prior to 2020). If final prorations cannot be made at Closing for any item being prorated under this Article X for any calendar year after 2020, then, PRLP and Landmark agree to make a preliminary proration at the Closing, and any adjustments to such proration after the Closing (“Post-Closing Prorations”). Not later than thirty (30) days following Closing, Landmark shall provide PRLP with trailing utilities and operating costs for the period prior to Closing, with PRLP having the obligation and duty to invoice Tenants for any portion of the trailing amounts which are tenant obligations and to pursue payment from Tenants using PRLP’s standard and customary collection practices for a period of four (4) months following Closing. PRLP and Landmark agree to allocate such items on a fair and equitable basis as soon as collections, invoices or bills are available, with final adjustment to be made no later than five (5) months after the Closing, except that adjustments arising from any tax protest under Section 10.5 shall not be subject to such five (5) month limitation, but shall be made as soon as reasonably possible. Payments in connection with the final adjustment shall be due no later than ten (10) Business Days after the adjustment is agreed on by Landmark and PRLP. To the extent any portion of the additional payment of the applicable Allocated Transaction Value hereunder is due to one or more Minority Partners, PRLP shall make one aggregate payment of the corresponding portion of the Allocated Transaction Value to Landmark as agent of such Minority Partner, and Landmark shall be solely responsible for delivering all such payments to the Minority Partners in the amounts they are entitled to receive pursuant to such Minority Partner’s entitlement to Minority Interest Merger Consideration as set forth in Schedule 2.4(a) and the Merger Consideration Spreadsheet (as updated pursuant to Section 5.7 and as needed at the time of the final adjustment) and otherwise in accordance with the applicable Plan of Merger and Organizational Documents and pursuant to the terms and conditions of this Agreement. Notwithstanding anything to the contrary stated in this Section, except for any reconciliation arising out of a tax protest under Section 10.5 hereof and except for any Post-Closing Prorations (which must be determined and paid in accordance with the terms hereof), all prorations made under this Section 10.10 shall be final as of the Closing and shall not be subject to further adjustment (whether due to an error or for any other reason) after the Closing. The terms and provisions of this Section shall survive the Closing.
Section 10.11    Survival. The terms of this Article X shall survive the Closing.
Article XI

TERMINATION
Section 11.1    Method of Termination. This Agreement and the transactions contemplated hereby may be terminated (other than with respect to Surviving Obligations), as follows:

(a)by either Party pursuant to, and to the extent provided in, Section 11.3;
(b)by PRLP pursuant to Section 2.7(d) or Section 13.16:
(c)with respect to any applicable Property (but not the Agreement with respect to any other Property hereunder) by PRLP pursuant to Sections 5.4, 5.5, 7.2, 7.3 or 13.16 (with each Property subject to such termination being a Kick-Out Property for purposes of this Agreement);
(d)by mutual written consent of the Parties;
(e)by either Party, by giving written notice to the other Party, if a court of competent jurisdiction or other Governmental Authority shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby; provided, however, if the foregoing only restrains, enjoins or prohibits the transactions contemplated under this Agreement with respect to a Property or certain Properties, then any such Property shall be designated as a Kick-Out Property, and this Agreement shall only terminate as to the applicable Property and shall remain outstanding with respect to any Properties not so restrained, enjoined or prohibited; and/or
(f)with respect to any Kick-Out Property, automatically subject to and in accordance with Section 2.7 hereof.
Section 11.2    Procedure Upon Termination. In the event any Party exercises its right to terminate this Agreement pursuant to Section 11.1, this Agreement (or the portion thereof relating to the applicable Property or Properties, as applicable) (other than the Surviving Obligations that survive the termination of this Agreement) shall immediately terminate, without further action by any of the Parties. If this Agreement is terminated in its entirety for any reason, no Party shall have any liability or further obligation except in respect of the Deposit (as provided herein), for the Surviving Obligations that survive the termination of this Agreement. If this Agreement is terminated with respect to one or more (but not all) of the Properties, no Party shall have any liability or further obligation with respect to such Property or Properties except in respect of (a) the Allocated Deposit applicable thereto (as provided herein) and (b) for the Surviving Obligations applicable thereto that survive the termination of this Agreement; provided that in such event the Agreement shall remain in full force and effect and outstanding with respect to any Properties for which it was not terminated.
Section 11.3    Effect of Termination; Remedies for Default and Disposition of the Deposit.
(a)Landmark Defaults.
(i)If, on or prior to the Outside Closing Date, Landmark fails to perform any of its material covenants or obligations hereunder or breaches any of its representations or warranties hereunder, in each case in any material respect, which breach is not cured within fifteen (15) days of written notice being provided to

Landmark (or, if applicable, the applicable Properties have not been designated as Kick-Out Properties in accordance with Sections 1.3 and 2.7 as of such date), PRLP may, at its option either: (A) terminate this Agreement entirely or with respect to any Property to which the breach relates, in which case such Property will be designated as a Kick-Out Property (and, for the avoidance of doubt, Section 9.2(i) shall apply), in each case by giving written notice of termination to Landmark, whereupon the entire Deposit (or with respect to termination for any individual Property, the Allocated Deposit for such Property) which has not then been applied shall be returned to PRLP; or (B) provided that PRLP has satisfied all conditions required to be satisfied by it that are set forth in Section 9.3 (other than those conditions that by their terms or nature are to be satisfied on the Closing Date), and is ready, willing and able to close as of the Outside Closing Date (or any prior date), then, on or prior to the date that is thirty (30) days after the Outside Closing Date (1) PRLP shall have the right, at its election, to file an action for specific performance or (2) if PRLP elects not to file such action for specific performance, PRLP shall have the right to terminate this Agreement as provided above and Landmark shall (x) return of the balance of the Deposit as provided above and (y) pay to PRLP liquidated damages in the amount of the Liquidated Damages Amount, so long as, solely with respect to such liquidated damages, Landmark’s breach of this Agreement in failing to close the transactions contemplated hereby was willful and material. PRLP specifically and expressly waives any right to file a lis pendens against any of the Properties or Landmark. The Parties agree, and Landmark acknowledges, that (x) the amount of loss or damages likely to be incurred by PRLP as a result of Landmark’s failure and default hereunder is incapable or is difficult to precisely estimate, (y) the Liquidated Damages Amount bears a reasonable proportion, and is not plainly or grossly disproportionate to, the probable loss likely to be incurred by PRLP under the circumstances existing as of the Effective Date, and (z) the Parties are sophisticated business parties and have been represented by sophisticated and able legal and financial counsel and negotiated this Agreement at arm’s length. The Parties acknowledge and agree that, prior to the date that Landmark and PRLP shall finalize each Schedule and Exhibit (if any) that are not finalized as of the Effective Date, Landmark shall in no event be obligated to pay all or any portion of the Liquidated Damages Amount to PRLP. The Parties acknowledge that the payment of the Liquidated Damages Amount by Landmark is not intended as a forfeiture or penalty under any legal or equitable theory, but is intended to constitute liquidated damages to PRLP. Landmark’s obligation to pay to PRLP liquidated damages to the extent required in accordance with this Section 11.3(a)(i) is a Surviving Obligation of Landmark and shall not terminate unless and until such amount has been paid in full.
(ii)To the extent that under this Agreement or pursuant to Applicable Law, Landmark has any liability to PRLP, PRLP agrees that none of the members, directors, officers, trustees, employees, shareholders, partners or agents of Landmark or its Affiliates shall have any personal obligation or liability hereunder, and PRLP covenants that it shall not seek or assert any claim or enforce any of its rights hereunder or otherwise against any of the members, directors, officers, trustees, employees, shareholders, partners or agents of Landmark or against any other Person, as principal, director, officer or trustee of Landmark, whether disclosed or undisclosed, in each case absent any fraud.

(b)PRLP Defaults.
(i)If the Closing is not consummated on or before the Outside Closing Date due to PRLP’s breach of its covenants or obligations hereunder or other default or breach of any of its representations or warranties hereunder, in each case that would cause any of the conditions set forth in Section 9.3(a) or Section 9.3(b) not to be satisfied prior to the Outside Closing Date, which breach is not cured within fifteen (15) days of written notice being provided to PRLP, then Landmark shall have the right, as their sole and exclusive remedy under this Agreement or otherwise, upon written notice to PRLP, to receive the Deposit as liquidated damages, which payment shall operate to terminate this Agreement and, notwithstanding anything to the contrary contained herein, release PRLP from any and all liability hereunder under circumstances where the Closing does not occur (including for fraud or willful breach by PRLP). The Parties have agreed that the actual damages of Landmark, in the event of a failure to consummate the transactions contemplated herein due to PRLP’s default or breach of its covenants hereunder, would be extremely difficult or impracticable to determine. After negotiation, the Parties have agreed that, considering all the circumstances existing on the date of this Agreement, an amount equal to the Deposit is a reasonable estimate of the damages that Landmark would incur in such event. In such event, Landmark shall be entitled to the Deposit and the Escrow Agent shall promptly release the Deposit to Landmark in immediately payable funds.
(ii)To the extent that under this Agreement or pursuant to Applicable Law, PRLP has any liability to Landmark, Landmark agrees that none of the members, directors, officers, trustees, employees, shareholders, partners or agents of PRLP or its Affiliates shall have any personal obligation or liability hereunder, and Landmark covenants that it shall not seek or assert any claim or enforce any of its rights hereunder or otherwise against any of the members, directors, officers, trustees, employees, shareholders, partners or agents of PRLP or against any other Person, as principal, director, officer or trustee of PRLP, whether disclosed or undisclosed, in each case absent any common law, constructive or other forms of fraud.
Nothing in this Section 11.3(b) shall be construed to limit Landmark’s rights or damages under any indemnities given by PRLP to Landmark under this Agreement.
(c)Disposition of the Deposit. In the event any transaction contemplated by this Agreement shall close, the Allocated Deposit (plus interest accrued thereon) with respect the applicable Property shall be applied as payment of a portion of the Allocated Transaction Value being paid at the Closing in accordance with Section 1.2 hereof. In the event of a termination of this Agreement in its entirety by PRLP or Landmark (except pursuant to Section 11.1(a) as a result of a default by PRLP as contemplated by Section 11.3(b)), Escrow Agent shall (and the Parties hereto shall promptly direct the Escrow Agent to) return to PRLP the Deposit then-held by Escrow Agent.

Article XII

INTENTIONALLY OMITTED

Article XIII

MISCELLANEOUS PROVISIONS
Section 13.1    Amendment and Modification. This Agreement may be amended, modified and supplemented only by written agreement signed by all of the Parties.
Section 13.2    Waiver of Compliance; Consent. Any failure of Landmark on the one hand, or PRLP, on the other hand, to comply with any obligation, covenant, agreement or condition herein may be waived only in writing by the other Party, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Whenever this Agreement requires or permits consent by or on behalf of any Party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 13.2.
Section 13.3    Notice. All notices, requests, demands and other communications required or permitted hereunder shall be in writing and shall be personally delivered, or sent by electronic mail (with receipt confirmed, it being understood that the recipient shall promptly confirm receipt, and so long as one of the other methods provided in this Section is simultaneously used), or sent by registered or certified mail or overnight commercial delivery service (provided a receipt is available with respect to such delivery), and shall be effective when received during business hours (business hours being the hours from 8:00 a.m. to 5:00 p.m. on Business Days and if notice is received after business hours it shall be deemed delivered on the next Business Day), if sent by personal delivery, by electronic mail or by overnight delivery service:
(a)If to PRLP, to:
Physicians Realty L.P.
309 North Water Street, Suite 500
Milwaukee, WI 53202
Attention: John T. Thomas, President and CEO
    Email: jtt@docreit.com
With a copy to:
Physicians Realty Trust
309 North Water Street, Suite 500
Milwaukee, WI 53202
Attention: Bradley D. Page, General Counsel

    Email: bdp@docreit.com
And to:
Baker & McKenzie LLP
300 East Randolph Street, Suite 5000
Chicago, Illinois 60601
Attention: Christopher Bartoli
Email: Christopher.bartoli@bakermckenzie.com
(b)If to Landmark, to:
c/o Landmark Healthcare Companies LLC
839 N. Jefferson Street, Suite 600
Milwaukee, Wisconsin 53202
Attention: Mark R. Eisenmann
E-mail: meisenmann@landmarkleadership.com
With a copy to:
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention: Harvey R. Uris, Esq.
Telephone: (212) 735-2212
Facsimile: (917) 777-2212
Email: harvey.uris@skadden.com
or to such other person or address as any Party shall furnish to the other Party in writing pursuant to this Section 13.3. Notice shall be deemed given to any Person in accordance with the terms of this Section 13.3 if and when rejected by such Person.
Section 13.4    Bulk Sales Laws. Subject to Section 13.16, PRLP and Landmark hereby waive compliance by the other with the provisions of any bulk sales, bulk transfer or similar laws of any jurisdiction that may otherwise be applicable with respect to the transactions contemplated hereby. The provisions of this Section 13.4 shall survive the Closing.
Section 13.5    Expenses. Subject to Section 13.19, each of PRLP and Landmark shall pay their own (and their subsidiaries’) costs and expenses in connection with the transactions contemplated by this Agreement, including their own (and their subsidiaries’) attorney’s fees incurred in connection with such transactions. Landmark shall pay such costs and expenses of Landmark (and its subsidiaries) at or prior to Closing.
Section 13.6    Assignment. This Agreement and all of the terms, covenants and conditions in this Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns. Neither PRLP nor Landmark may assign this Agreement without first obtaining the other Party’s prior written consent, which may be withheld in the other Party’s sole discretion. No permitted assignment of this Agreement shall release PRLP from its obligations hereunder.
Section 13.7    Governing Law. This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without giving effect to any principles regarding conflict of laws to the extent such principles would require or permit the application of the laws of another jurisdiction.
Section 13.8    Business Day. If the date for giving of notice or performance of any duty or obligation hereunder falls on a day that is not a Business Day hereunder, such date shall be automatically extended to the next Business Day hereunder.
Section 13.9    Counterparts. This Agreement may be executed by facsimile signature or other electronic form of signature, (including “pdf”) and in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Section 13.10    Headings. The Article and Section headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 13.11    Entire Agreement. This Agreement, as such term is used throughout, includes the Exhibits and Disclosure Schedules hereto and embodies the entire agreement and understanding of the Parties in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings among the Parties with respect to such subject matters contained herein.
Section 13.12    Publicity. No Party shall, and each Party shall cause its Affiliates not to, issue a press release or otherwise publicly disclose any information regarding this Agreement or the transactions contemplated by this Agreement without the consent of PRLP (in the case of Landmark and its Affiliates) or Landmark (in the case of PRLP and its Affiliates), in each case not to be unreasonably withheld, conditioned or delayed; provided that (a) the Parties shall have the right to disclose publicly this Agreement and the transactions contemplated hereby to the extent as may be required by Applicable Law or under the rules and regulations of the U.S. Securities and Exchange Commission or applicable listing requirements or rules of any stock exchange, and (b) to such title companies, lenders, attorneys, accountants, partners, directors, officers, employees and representatives of any Party or of such Party’s advisors who need to know such information for the purpose of evaluating and consummating the transactions contemplated hereby, including any financing of the transactions contemplated hereby. The Parties understand and agree that, promptly following the Effective Date, PRLP or its Affiliate will (x) issue a press release regarding the transactions contemplated hereby, which shall not specifically identify Landmark or the specific location of any Property, and PRLP shall provide a draft of such press release to Landmark no later than forty-eight (48) hours prior to the Effective Date, and (y) make a public disclosure of the transactions contemplated hereby which shall identify Landmark and the Properties, including a copy of this Agreement, on Form 8-K to be filed with the Securities and Exchange Commission in accordance with Applicable Law and applicable listing requirements (including any timing requirements), provided that PRLP shall provide a draft of such disclosure no later than forty-eight (48) hours prior to the Effective Date, and Landmark shall timely review and reasonably comment on any such draft documentation and PRLP shall consider any such comments in good faith. In the event that PRLP or its Affiliates shall elect to issue any further press releases or make any further public disclosures of any information regarding this Agreement or the transactions contemplated hereby (including the identity of the Parties and Properties and the terms hereof), whether or not previously disclosed in compliance with this Section 13.12, which press releases and disclosures are both (1) in addition to those described in clauses (x) and (y) of the foregoing sentence, and (2) not required by Applicable Law or under the rules and regulations of the U.S. Securities and Exchange Commission or applicable listing requirements or rules of any stock exchange or in connection with any prospective financing of PRLP or its Affiliates, then PRLP shall provide a draft thereof to Landmark in advance of issuing such press release or making such public disclosure, and Landmark shall be afforded a reasonable time period to, and shall have the right to, timely review and comment on any such draft documentation, and PRLP shall consider any such comments in good faith. The obligations of PRLP and its Affiliates under this Section 13.12 shall termiante upon the earlier of the Closing or termination of this Agreement in accordance with its terms.
Section 13.13    Waiver of Jury Trial. EACH OF THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BROUGHT ON IN CONNECTION WITH ANY MATTER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. THE PROVISIONS OF THIS SECTION 13.13 SHALL SURVIVE THE CLOSING OR EARLIER TERMINATION OF THIS AGREEMENT.
Section 13.14    Third Party Beneficiaries. Other than the Parties hereto and the Indemnified Parties as set forth in Article VIII, nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any third party any right, remedy or claim under or by reason of this Agreement.
Section 13.15    Interpretation. When a reference is made in this Agreement to an Article, a Section, Exhibit or section of the Disclosure Schedules, such reference shall be to an Article of, a Section of, or an Exhibit or section of the Disclosure Schedules to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its successors and permitted assigns. The Parties have participated jointly in the negotiating and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement. In the event of a conflict between this Agreement and any Exhibit hereto, this Agreement shall govern.
Section 13.16    Disclosure Schedules. The disclosure schedules attached hereto (the “Disclosure Schedules”) are arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement to which such sections and subsections of the Disclosure Schedules relate. An exception to a specific section or subsection of a representation or warranty in Article III set forth in the Disclosure Schedules modifies the corresponding representation or warranty in Article III, notwithstanding whether such representation and warranty specifically references the Disclosure Schedules. Any fact or item disclosed in any section of the Disclosure Schedules shall not be deemed, solely by reason of such inclusion, to be material and shall not be employed as a point of reference in determining any standard of materiality under this Agreement. Nothing in the Disclosure Schedules is intended to broaden the scope of any representation or warranty contained in this Agreement. In connection with the remaking of representations and warranties as of the Closing (but not as to representations and warranties made as of the Effective Date), Landmark shall be permitted at any time (but in no event less than three (3) Business Days prior to Closing unless the fact or circumstance requiring such update shall occur following the three (3) Business Days prior to Closing) to update the Disclosure Schedules as to any fact or circumstance first arising after the Effective Date, to accurately reflect the current state of matters as of the Closing; provided, however, that Landmark shall not be permitted to update the Disclosure Schedules to reflect matters caused by the willful or intentional breach of this Agreement by Landmark or to reflect any breach of representations and warranties made as of the Effective Date; provided, further, that in the event Landmark makes any such update to the Disclosure Schedules hereunder and the facts or circumstances disclosed by such update materially and adversely affect, or are reasonably likely to materially and adversely affect any Property or the transactions contemplated herein, and do not relate to a Casualty Event or Condemnation Event (any such update, an "Objectionable Disclosure Schedule Update"), then PRLP shall have the right to request that Landmark cure and resolve, at no cost to Landmark, any Objectionable Disclosure Schedule Updates, and, in such event, the Parties shall cooperate in good faith to cure and resolve, at no cost to Landmark, any such Objectionable Disclosure Schedule Update that is capable of cure or resolution, in each case to PRLP’s reasonable satisfaction; provided, further, that if the Parties are unable to resolve any Objectionable Disclosure Schedule Update to PRLP’s reasonable satisfaction on or prior to the Closing Date, then PRLP shall have the right to terminate this Agreement, at PRLP’s election and in its sole and absolute discretion, either (a) in its entirety and receive a refund of the balance of the Deposit together with any all accrued interest or (b) with respect to any Property to which such updated disclosure relates, in which case such Property will be designated as a Kick-Out Property, and receive a refund of the Allocated Deposit for such Property.
Section 13.17    Submission to Jurisdiction. Each Party (a) submits to the exclusive jurisdiction of the state courts of the State of New York in New York County and to the jurisdiction of the United States District Court for the Southern District of New York for the purposes of each and every suit, action or other proceeding arising out of or based upon this Agreement or the subject matter hereof brought by the Parties, it being expressly understood and agreed that this consent to jurisdiction shall be self-operative and no further instrument or action, other than service of process as required by law, shall be necessary in order to confer jurisdiction upon a Party in any such court; and (b) waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any suit, action or proceeding brought in any such court, any claim that either PRLP or Landmark are not subject personally to the jurisdiction of the above-named courts, that PRLP’s or Landmark’ property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and further agrees to waive, to the fullest extent permitted under Applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which Landmark, PRLP or its respective successors or assigns are entitled pursuant to the final judgment of any court having jurisdiction.
Section 13.18    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
Section 13.19    Legal Fees. The prevailing Party in any suit or other action arising out of or related to this Agreement shall be entitled to recover from the other Party all reasonable fees, costs and expenses incurred by the prevailing Party in connection with the suit or other action, including reasonable attorney’s fees and expenses.
Section 13.20    Option to Purchase. On the Closing Date, Landmark shall grant to PRLP a one-time option to purchase the Trinitas Property (the “Trinitas Purchase Option”), pursuant to, and on the terms set forth in, the Trinitas Purchase Option Agreement, which Trinitas Purchase Option shall be exercisable by PRLP upon the date that is twelve (12) months after the later to occur of (a) the date of substantial completion of the medical office building containing approximately 46,191 square feet that is, as of the Effective Date, under construction at the Trinitas Property (the “Trinitas Medical Office Building”) and (b) the date that the Trinitas Medical Office Building achieves a stabilized occupancy level of at least ninety-five percent (95%). The purchase price for the Trinitas Medical Office Building set forth in the Trinitas Purchase Option Agreement shall be equal to the projected net operating income from the Trinitas Medical Office Building for the twelve (12) month period following the anticipated closing date for PRLP’s purchase of the Trinitas Medical Office Building (as determined by Landmark absent manifest error) divided by a capitalization rate of four and 85/100 percent (4.85%). The rights of PRLP with respect to the Trinitas Purchase Option shall be subject and subordinate to all prior rights of the ground lessor under the Trinitas Ground Lease, including, without limitation, the purchase option, right of first refusal, right of first offer, and any other similar rights or options, including any approval rights, held by such ground lessor. The provisions of this Section 13.20 shall survive the Closing.
Section 13.21    Right of First Opportunity to Provide Debt Financing. On the Closing Date, the Parties shall enter into the Financing ROFO Side Letter Agreement, which shall continue in full force and effect until terminated pursuant to the terms thereof. The provisions of this Section 13.21 shall survive the Closing.
Section 13.22    New Lease Consideration.
(a)In the event that the Allocated Transaction Value with respect to the Grosse Pointe Property shall have been reduced by the New Lease Consideration allocated to any New Tenant Lease (the Tenant under any New Tenant Lease, a “New Tenant”) in accordance with Section 1.1(b), PRLP shall be obligated to pay all or a portion of such New Lease Consideration to the Surviving Mezzanine Holding Company and the applicable Minority Partners who, as of the Closing Date, held limited liability company interests in the Grosse Pointe Project Company, in accordance with the terms of this Section 13.22(a). In the event that a New Tenant shall make the first full calendar month rent payment due under the New Tenant Lease at any time after the Closing Date and on or prior to the date that is nine (9) months following the Closing Date, then, within five (5) days after the date that such New Tenant makes such payment, (i) PRLP shall pay to the applicable Minority Partners, in immediately available funds, the percentage of the New Lease Consideration allocated to such New Tenant Lease set forth on Schedule 13.22(a), and (ii) the Surviving Mezzanine Holding Company shall receive, in Common Units, a portion of such New Lease Consideration equal to the New Lease Consideration allocated to such New Tenant Lease less the aggregate amount paid to the applicable Minority Partners in the clause (i) of this sentence. In the event that a New Tenant shall make the first full calendar month rent payment due under the New Tenant Lease at any time following the date that is nine (9) months following the Closing Date and on or prior to the date that is fifteen (15) months following the Closing Date, then, within five (5) days after the date that such New Tenant makes such payment, then (A) PRLP shall retain the portion of the New Lease Consideration allocated to such New Tenant Lease that is equal to (x) the positive number of days between the date that such New Tenant shall have made such payment and the Closing Date, divided by thirty (30), (y) minus nine (9), (z) multiplied by the first full calendar month rent payment made by such New Tenant (the New Lease Consideration allocated to such New Tenant Lease less such portion retained by PRLP, the “Remaining New Lease Consideration”), (B) PRLP shall pay to the applicable Minority Partners, in immediately available funds, the percentage of the Remaining New Lease Consideration allocated to such New Tenant set forth on Schedule 13.22(a), and (C) the Surviving Mezzanine Holding Company shall receive, in Common Units, the portion of the Remaining New Lease Consideration not paid to the applicable Minority Partners in clause (B) of this sentence. In the event that any New Tenant shall not, at any time on or prior to the date that is fifteen (15) months following the Closing Date, make its first full calendar month rent payment due under its Tenant Lease, PRLP shall retain the entire amount of the New Lease Consideration allocated to such New Tenant.
(b)Any Common Units issued to the Surviving Mezzanine Holding Company with respect to the New Lease Consideration pursuant to this Section 13.22 (i) shall be subject to the terms of the PRLP Side Letter and to the terms and conditions of the PRLP Limited Partnership Agreement in all respects, (ii) shall be issued in reliance on Surviving Mezzanine Holding Company’s representations and warranties set forth in Section 3.28 of this Agreement being true and correct as of the time of such issuance, and (iii) shall be issued based on the Share Value as of the time PRLP is required to pay to the Surviving Mezzanine Holding Company and

the applicable Minority Partners all or any portion of the New Lease Consideration pursuant to this Section 13.22.
(c)Any payments due to Minority Partners hereunder shall be made in cash in accordance with the ownership information as set forth in the Merger Consideration Spreadsheet.
(d)The provisions of this Section 13.22 shall survive the Closing.
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IN WITNESS WHEREOF, each of the Parties has executed this Agreement as of the Effective Date.
LANDMARK:

LANDMARK HEALTHCARE COMPANIES LLC, a Delaware limited liability company
By: /s/ Joseph W. Checota ____________
Name: Joseph W. Checota
Title: Executive Chairman

[END OF LANDMARK’S SIGNATURE PAGES]

[Signature Page to Master Transaction Agreement]

PRLP:
PHYSICIANS REALTY L.P.,
a Delaware limited partnership

By:     PHYSICIANS REALTY TRUST,
    its General Partner
By: /s/ John T. Thomas
Name: John T. Thomas
Title: President & CEO

[END OF PRLP’S SIGNATURE PAGES]

JOINDER BY ESCROW AGENT
The undersigned hereby joins this Agreement for the purposes of agreeing to perform as Escrow Agent subject to and in accordance with the terms and provisions of Section 1.2 of this Agreement.
ESCROW HOLDER:
FIRST NATIONWIDE TITLE, AN AMTRUST FINANCIAL COMPANY
By: /s/ Deb Paoli
Name: Deb Paoli
Title: Divisional SVP/National Underwriting Manager

[Signature Page to Master Transaction Agreement]